As confidentially submitted to the U.S. Securities and Exchange Commission on July 31, 2026. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Basel Medical Group Ltd

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands	8011	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

Telephone: +65 6291 9188

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

+1 (302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Benjamin Tan, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 26th Floor New York, New York 10036 Tel: (212) 930-9700	Ying Li, Esq. Guillaume de Sampigny, Esq. 950 Third Avenue, 19th Floor New York, NY 10022 Tel: (212) 530-2206

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ______, 2026

PRELIMINARY PROSPECTUS

Basel Medical Group Ltd

Up to [5,000,000] Units, Each Unit Consisting of One Ordinary Share or One Pre-Funded Warrant To Purchase One Ordinary Share

and

One Common Warrant to Purchase Ordinary Share(s)

and

Up to [5,000,000] Ordinary Shares underlying the Pre-Funded Warrants

and

Up to [10,000,000] Ordinary Shares underlying the Common Warrants (which includes a zero cash exercise price option)

This is a best efforts public offering of [5,000,000] units (the “Units”), each consisting of one ordinary share, no par value per share (each an “Ordinary Share” and collectively the “Ordinary Shares”) or one Pre-Funded Warrant (defined below) of Basel Medical Group Ltd (the “Company”, “we”, “our”, “us”), and one warrant (“Common Warrant”), each to purchase one Ordinary Share. The assumed public offering price is US$[●] per Unit, based on the last reported sale price for our Ordinary Shares on the Nasdaq Capital Market on [●], 2026. The final public offering price of the Units in this offering will be determined through negotiation between us, the investors and the Placement Agent in the offering and the recent market price used throughout this prospectus may not be indicative of the final offering price.

The Units have no stand-alone rights and will not be certified or issued as stand-alone securities. The Ordinary Shares and Pre-Funded Warrants can each be purchased in this offering only with the accompanying Common Warrant that forms a part of a Unit, but the components of the Units will be immediately separable and will be issued separately in this offering. A holder of a Common Warrant may not exercise any portion of a Common Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% (or, at the election of the investor, 9.99%) of our outstanding shares of Ordinary Shares after exercise, as such ownership percentage is determined in accordance with the terms of the Common Warrants, except that upon notice from the holder to us, the holder may waive such limitation up to a percentage, not in excess of 9.99%. Each Common Warrant is exercisable immediately on the date of issuance at an exercise price of US$[●] per share (equal to 100% of the public offering price of each Unit sold in this offering)] and will expire five years from the date of issuance. A holder of Common Warrants may, at any time following the closing of this offering within the exercise period and in its sole discretion, exercise its Common Warrants in whole or in part by means of a zero cash exercise price option, in which the holder will receive two (2) times the number of Ordinary Shares that would be issuable upon a cash exercise of the Common Warrant, without payment of additional consideration, or a total of [10,000,000] additional Ordinary Shares in the aggregate. As a result, we will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Common Warrants. If all of the [5,000,000] Common Warrants offered to investors in this offering are exercised on a zero cash basis, an aggregate of [10,000,000] Ordinary Shares would be issued upon such zero cash exercise without payment to us of any additional cash. See “Description of Securities” on page 65 of this prospectus for more information regarding the terms of the Common Warrants.

We are also offering to each purchaser of Units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of our outstanding Ordinary Shares, the opportunity to purchase Units consisting of one pre-funded warrant (in lieu of one Ordinary Share, each a “Pre-Funded Warrant”) and one Common Warrant. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one Ordinary Share. The purchase price of each Unit that includes a Pre-Funded Warrant is assumed at US$[●], based on the last reported sale price for our Ordinary Shares on Nasdaq, subject to final agreement with Cathay Securities, Inc., and the remaining exercise price of each Pre-Funded Warrant will equal US$[0.01] per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Unit including a Pre-Funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of Units including Ordinary Shares we are offering will be decreased on a one-for-one basis.

We are registering for resale the Ordinary Shares comprised in the Units and also the Ordinary Shares issuable from time to time upon exercise of the Common Warrants or Pre-Funded Warrants included in the Units offered hereby.

Our Ordinary Shares are listed on Nasdaq under the symbol “BMGL”. On [●], 2026, the last reported sale price of our Ordinary Shares on Nasdaq was US$[●] per share.

There is no established trading market for the Common Warrants or Pre-Funded Warrants, and we do not expect an active trading market to develop. We do not intend to list the Common Warrants or Pre-Funded Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of the Common Warrants will be limited.

The public offering price for the securities in this offering will be determined at the time of pricing, and may be at a discount to the current market price at the time. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price. The final public offering price will be determined through negotiation between us, the investors and the Placement Agent based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering.

Cathay Securities, Inc. (“Cathay” or the “Placement Agent”) is acting as the sole placement agent of our offering of the Units on a best efforts basis. We have engaged the Placement Agent to use their reasonable best efforts to solicit offers to purchase our securities in this offering. The Placement Agent is not purchasing or selling any of the securities we are offering and is not required to arrange for the purchase or sale of any specific number or dollar amount of the securities. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above and throughout this prospectus. We have agreed to pay the Placement Agent the placement agent fees as set forth in the table below. See “Plan of Distribution” in this prospectus for more information.

Unless otherwise stated, as used in this prospectus, references to “Basel Medical” “the Company” or “our company,” “we,” “us,” and “our” are to Basel Medical Group Ltd, a British Virgin Islands holding company (together with its subsidiaries, the “Group”). Basel Medical is a BVI business company incorporated on August 10, 2023, with operations conducted by our subsidiaries based in Singapore. The securities offered by this prospectus are those of Basel Medical, and not those of our Singapore operating subsidiaries.

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

INVESTING IN OUR ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 14 OF THIS PROSPECTUS FOR A DISCUSSION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN OUR SECURITIES.

	Per Unit		Total
Offering Price (1)	US$	[●]	US$	[●]
Placement Agent fee (2)	US$	[●]	US$	[●]
Proceeds to the Company before expenses	US$	[●]	US$	[●]

(1)	The public offering price and placement agent fee corresponds to the assumed combined public offering price per Unit comprising one Ordinary Share and the accompanying Common Warrant (and/or one Prefunded Warrant and accompanying Common Warrant) of US$[●] (US$[●] net of the placement agent fee).
(2)	Represents a fee equal to six percent (6.0%) of the gross proceeds of this offering, provided that the fee shall not exceed US$400,000 in aggregate. We have also agreed to reimburse the Placement Agent for certain of its expenses. See “Plan of Distribution” for a complete description of compensation payable to the Placement Agent.

The Placement Agent expects to deliver the securities to purchasers on or about [●], 2026, subject to the satisfaction of customary closing conditions.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

Cathay Securities, Inc.

Prospectus dated ____ ____, 2026

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ABOUT THIS PROSPECTUS

You should rely only on information contained in this prospectus only. We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our securities or (2) our securities in any circumstances in which such an offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct. Information contained on our website, www.baselmedical.com, does not constitute part of this prospectus.

Unless the context otherwise requires, all descriptions of our share capital, including Ordinary Share amounts and per share data, presented herein give retroactive effect to our 1-for-12 reverse share split effected prior to the start of trading on Nasdaq on June 22, 2026.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

All trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

We report in accordance with International Financial Reporting Standards.

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COMMONLY USED DEFINED TERMS

Companies and Personnel within our Group

“Basel Medical”, “we” or the “Company” refers to Basel Medical Group Ltd, a BVI business company incorporated in the BVI;

“Basel Medical Singapore” or “Singmed Specialists” refers to Singmed Specialists Pte. Ltd., a company incorporated in Singapore, which changed its corporate name to Basel Medical Group Pte. Ltd. in October 2024;

“Bethesda Medical” refers to Bethesda Medical Pte. Ltd., a private company with limited liability incorporated in Singapore;

“FY” refers to financial year, and “FY2023”, “FY2024” and “FY2025” refer to the financial years ended June 30, 2023, 2024 and 2025, respectively;

“Group” or “our Group” refers to Basel Medical and its subsidiaries;

“Rainforest Capital VCC” refers to Rainforest Capital VCC, a variable capital company incorporated in Singapore;

“SSO Clinic” refers to Singapore Sports & Orthopaedic Clinic Pte. Ltd., a company incorporated in Singapore;

Technical Terms

“endoscope” refers to an illuminated optical, typically slender and tubular instrument used to look deep into the body and used in procedures called an endoscopy;

“MediSave” refers to Singapore’s national medical savings scheme;

“MOH” refers to the Ministry of Health of Singapore;

“MRI” refers to magnetic resonance imaging;

“orthopedic” refers to a branch of medicine that focuses on the diagnosis, correction, prevention, and treatment of patients with disorders of the musculoskeletal system comprising the bones, joints, muscles, ligaments, tendons, nerves and skin;

“SMC” refers to Singapore Medical Council;

General conventions

“BVI” refers to the British Virgin Islands;

“BVI Act” refers to the BVI Business Companies Act (As Revised) as the same may be amended from time to time;

“IFRS” refers to the International Financial Reporting Standards;

“amended and restated memorandum and articles of association” refers to our memorandum and articles of association currently registered with the BVI Registrar;

“S$” or Singapore dollars refers to the legal currency of Singapore;

“US$,” “$” and “U.S. dollars” refer to the legal currency of the United States; and

“U.S.” refers to the United States of America.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in an industry with low barriers to entry;

●	our ability to continue to operate through our subsidiaries in Singapore;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients, and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	our ability to retain the services of our management team or medical practitioners;

●	trends and competition in the orthopedic, trauma and sports medicine services and the general healthcare industry; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors”. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

CURRENCY CONVERSION

This disclosure contains translations of certain S$ amounts into US$ amounts at specified rates, as set forth in the statistical release of the Federal Reserve System on the respectively dates, solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Year Ended June 30, 2025	For the Year Ended June 30, 2024	For the Six Months Ended December 31, 2025
Period Ended SGD: USD exchange rate	1.2719	1.3552	1.2859

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. We urge you to carefully read this entire prospectus, including our financial statements and the related notes. As an investor or prospective investor, you should review carefully the more detailed information that appears later in this prospectus, including the section entitled “Risk Factors”.

BUSINESS OVERVIEW

Basel Medical serves as the holding company of our group of operating subsidiaries based in Singapore. We provide a wide array of general and subspecialized healthcare treatments and services in Singapore.

Our operations are based in Singapore, with our specialist clinic being at 6 Napier Road, Gleneagles Medical Centre, a convenient and central location in Singapore accessible by public transportation. Our general practices are at locations across Singapore, including Suntec City, Grantral Mall, Toa Payoh Hub, Margaret Drive, Tampines, Gateway East and Joo Chiat. We currently have 13 medical practitioners in our Group, comprising four specialists and 9 general practitioners. The services provided by our clinics include, but are not limited to, consultation, medical diagnosis and medical or surgical treatments for orthopedic, trauma, sports medicine, general practice, health screening, mental health, women’s health and neurosurgical conditions and our clinics are equipped with the facilities needed to perform a variety of procedures on site and minor surgical services. Major surgeries will be carried out at Gleneagles Hospital, Mount Elizabeth Hospital, Mount Elizabeth Novena Hospital, Parkway East Hospital, Mount Alvernia Hospital, Farrer Park Hospital and other day surgery centers in Singapore where our medical practitioners are accredited to practice. Our clinics have been selected by several insurance providers as preferred medical care providers and our medical doctors are MediSave accredited, and therefore patients can submit their MediSave or Integrated Shield Plan claims through our clinics. MediSave is a national medical savings scheme in Singapore that helps individuals set aside part of their income to pay for their personal or approved dependents’ hospitalization, day surgery and certain outpatient expenses, as well as their healthcare needs in old age.

The patients who visit our clinics are either walk-in patients, employees of corporations, or policyholders of insurance companies with whom we have entered into arrangements. We believe that such arrangements with corporations and insurance companies to offer our medical services at preferred rates allow for the convenient, reliable and cost-effective inpatient and outpatient medical treatments at private hospitals, provide our clinics with patient volume and enable these corporations and insurance companies to meet their budgetary constraints in relation to the medical treatment of their employees or, as the case may be, policyholders. For the past five years, we served more than 20 insurance companies and over 300 corporations.

OUR COMPETITIVE STRENGTHS, PROSPECTS AND GROWTH STRATEGIES

We believe the following competitive strengths differentiate us from other industry participants:

●	We have a team of qualified and experienced medical practitioners who provide a spectrum of orthopedic and neurosurgery services.

●	We have a robust corporate client base.

●	Our revenue streams are well diversified and not dependent on any particular medical practitioner or service.

●	We have a scalable corporate infrastructure to support growth.

●	Our majority shareholder and senior management team provide a strong regional network for our expansion plans.

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●	We operate on an asset-light, strong cash flow business model.

●	We are well-positioned to capture the growing demand for private orthopedic and physiotherapy services.

We believe that the following factors will be key to our future growth prospects:

●	Increasing awareness and use of orthopedic treatments and devices.

●	Ageing population in Singapore and strong demand for orthopedic care.

●	Rising number of insured patients in Singapore.

●	Positive economic outlook in Singapore.

Our business strategies and future plans are as follows:

●	Continue to grow our orthopedic business.

●	Broaden our range of service offerings.

●	Regional network building with referral from overseas medical centers.

●	Geographical expansion in Singapore and across the southeast Asia region.

●	Expansion through acquisitions, joint ventures or strategic alliances.

●	Investments in technology infrastructure.

OUR SERVICES

We aim to be a one-stop integrated healthcare provider for all musculoskeletal-related and neurosurgical medical care in Singapore, including post-surgery rehabilitation services such as physiotherapy as well as other ancillary services such as pain management. We are proud to offer a wide range of services that meet the needs of adults, seniors and pediatric patients. In addition to our roster of general practitioners, our team of specialist doctors and experienced therapists specialize in orthopedic surgeries and treatments, rehabilitative therapy, and neurosurgery.

HISTORY AND DEVELOPMENT OF THE COMPANY

Basel Medical is a BVI business company incorporated on August 10, 2023 with operations conducted by our subsidiaries based in Singapore. Our doctor-founder started practicing in Singapore in 2001 as a sole proprietor, when our first clinic was set up, and our first subsidiary, SSO Clinic, was incorporated in 2004. From 2004 to the 2020s, we expanded our operations and incorporated further operating entities in Singapore.

In October 2020, as part of an internal reorganization, all of the shares in our operating subsidiaries were transferred by our founder, Dr. Kevin Yip, to Singmed Specialists (now known as Basel Medical Group Pte. Ltd.). Subsequently, in June 2023, our founder entered into an agreement with Rainforest Capital VCC to sell all the shares he held in Singmed Specialists to Rainforest Capital VCC. Upon completion, Rainforest Capital VCC became the sole shareholder of Singmed Specialists, which holds the shares of all of our subsidiaries. Rainforest Capital VCC is a variable capital company incorporated in Singapore and is an investment fund managed by AIP Investment Partners Pte. Ltd., a licensed fund manager in Singapore. In August 2023, all of the shares in Singmed Specialists were transferred to Basel Medical by Rainforest Capital VCC.

In February 2025, Basel Medical completed its initial public offering and listed successfully on Nasdaq Capital Market (Nasdaq: BMGL). The total gross proceeds to the Company from the initial public offering, including the exercise of the overallotment option, before deducting underwriting discounts, non-accountable expense allowance and expenses, was approximately US$10.1 million.

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On April 11, 2025, Basel Medical Group Pte. Ltd., a subsidiary of Basel Medical Group Ltd, entered into a sale and purchase agreement with Silkroute Biomed Healthcare Pte. Ltd. for the acquisition of all of the ordinary shares of Bethesda Medical Pte. Ltd., a company incorporated in Singapore, for a total consideration of US$6.5 million in tranches. The acquisition of Bethesda Medical was completed on April 30, 2025. Following such completion, Bethesda Medical became a wholly-owned, indirect subsidiary of Basel Medical, through which we operate our general practice clinics in Singapore. We have also incorporated certain other subsidiaries as part of our business expansion. Please refer to “Corporate Information” below for our corporate structure.

CORPORATE INFORMATION

Basel Medical was incorporated in the BVI on August 10, 2023 (registration number 2129740) as a BVI business company with liability limited by shares. Our BVI registered office is located at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands VG1110. Our principal executive offices are located in Singapore at 6 Napier Road, Unit #02-10/11 Gleneagles Medical Centre, Singapore 258499. Our telephone number at this address is +65 6291 9188. Our agent for service of process in the United States is Puglisi & Associates at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.baselmedical.com. The information contained on our website is not a part of this prospectus.

The following diagram illustrates our corporate structure as of the latest practicable date:

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SUMMARY OF RISK FACTORS

Investing in our securities involves significant risks. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully under “Risk Factors” beginning on page 14 of this prospectus.

Risks Related to this Offering

●	This is a “best-efforts” offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans.

●	The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

●	If the holders of the Common Warrants elect to exercise such warrants using the zero cash exercise price option, shareholders will suffer substantial dilution.

●	The Common Warrants and Pre-Funded Warrants are speculative in nature.

●	Nasdaq may halt trading in our Ordinary Shares on Nasdaq or delist our Ordinary Shares for public interest concerns as a result of this offering.

●	If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our ordinary shares may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	There has been no public market for the Common Warrants and Pre-Funded Warrants prior to this offering, and you may not be able to resell the Common Warrants or Pre-Funded Warrants at or above the price you paid, or at all.

●	We will not receive any meaningful amount of additional funds upon the exercise of the Pre-Funded Warrants.

●	We will likely not receive any additional funds upon the exercise of the Common Warrants.

●	Holders of Common Warrants and Pre-Funded Warrants will have no rights as a shareholder until such holders exercise their Common Warrants and Pre-Funded Warrants and acquire our Ordinary Shares.
●	The market price of our Ordinary Shares may never exceed the exercise price of the Common Warrants issued in connection with this offering.

●	You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our Ordinary Shares.

Risks Related to Our Business

●	We are dependent on our key medical practitioners.

●	We occasionally depend on external medical practitioners and vendors, and at times, we may enlist locum doctors to support our operations.

●	We experience competition from other similar healthcare service providers in private and government-owned hospitals, medical centers and clinics.

●	Our business relies to some extent on the recognition of our brand names and trademarks, as well as the reputation of our specialist doctors.

●	We are dependent on the continuing operations of the private hospital and medical center where we conduct our business.

●	We depend on a number of key relationships with corporations for patient volume.

●	Increase in operating costs, namely lease rental rates and risk of relocation, may cause disruption to our business operations.

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●	We are exposed to the credit risks of customers.

●	Our control over suppliers and the quality of the products they provide is limited. If these products are not manufactured in accordance with the relevant quality standards, it could have a significant adverse impact on our business and reputation.

●	We may be affected by technological disruptions in the healthcare sector.

●	Technological advancements, failures, and other challenges associated with our medical equipment and information technology systems have the potential to negatively impact our business.

●	We face potential risks associated with cybersecurity and the handling of personal information and medical data.

●	The failure to safeguard our intellectual property rights or any infringement of third-party rights could have detrimental effects on our business.

●	Any failure to comply with the restrictions in our bank loans could result in an event of default that could materially adversely affect our business, financial condition, and results of operations.

●	A significant product liability lawsuit may affect our financial performance and reputation.

Risks Related to the Medical Healthcare Industry

●	Private healthcare services may decline due to a number of factors affecting the Company’s revenue.

●	We may be affected by the spread or outbreak of any contagious or virulent diseases.

●	Our business is subject to risks related to medical and legal claims, regulatory actions, and professional liability arising from our clinical and specialist services.

●	We may not have adequate insurance coverage in place despite having mandatory professional malpractice insurance.

●	We must comply with regulations and licensing conditions governing the healthcare sector, and compliance may involve significant costs. There is a risk that we may not retain, renew, or obtain the necessary licenses and permits for our business operations.

●	The regulation of healthcare fees and the potential rise in the number of medical practitioners could have adverse effects on our business.

●	Challenges faced by the healthcare industry may also have an effect on the Company.

●	We are subject to political, economic and social developments as well as the laws, regulations and licensing requirements in Singapore.

Risks Related to Ownership of Our Ordinary Shares

●	We incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

●

We are a “foreign private issuer” within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies and subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. As a result, we may not provide you the same information as U.S. domestic public companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

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●	We are a “controlled company” under the Nasdaq corporate governance rules and, as a result, will be eligible to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

●	The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the offering price.

●	Any resale of our Ordinary Shares in the public market may cause the market price of our Ordinary Shares to decline.

●	Future issuances or sales, or perceived issuances or sales, of substantial amounts of Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Ordinary Shares and our ability to raise capital in the future.

●	Future financing may cause a dilution in your shareholding or place restrictions on our operations.

●	Our controlling shareholder holds control over our Group and this may limit your ability to influence the outcome of decisions requiring the approval of shareholders.

●	There may not be an active, liquid trading market for our Ordinary Shares.

●	We are subject to financial reporting rules and timeliness requirements of financial reports.

●	Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation

●

We are a BVI company and, because judicial precedent regarding the rights of members is more limited under BVI law than that under U.S. law, you may have less protection for your member rights than you would under U.S. law.

●	Because we do not expect to pay dividends in the near future, you must rely on price appreciation of the Ordinary Shares for return on your investment.

●	We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in the British Virgin Islands or Singapore based on U.S. or other foreign laws against us, our management or the experts named in this report.

●	The price of our Ordinary Shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be due to factors unrelated to our actual or forecasted operating performance and financial condition or prospects, making it difficult for prospective investors to assess the underlying value of our Ordinary Shares.

●	We and certain of our current directors or officers may be subject to securities litigation, which is expensive and could divert management attention.

●	If securities or industry analysts do not publish research reports about us or our business, or if such analysts issue adverse recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares or trading volume could decline.

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●	If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our Ordinary Shares may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards.

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt under the Exchange Act from, among other things, the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year and we intend to publish our results on a quarterly basis. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.

Beginning March 18, 2026, our directors and executive officers are subject to the reporting requirements of Section 16(a) of the Exchange Act and are required to file reports of their beneficial ownership of, and transactions in, our equity securities on Forms 3, 4 and 5.

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We have elected to follow certain BVI corporate governance practices in lieu of certain requirements of the listing rules of Nasdaq, including rules that require each listed company shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end; that shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings; that each listed company is required to distribute annual and interim reports to shareholders, among others. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer. governance practices instead of those otherwise required under the listing rules of Nasdaq for domestic U.S. issuers. These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies. See “Management—Nasdaq Corporate Governance and Home Country Practices” for more information.

RECENT DEVELOPMENTS

As previously disclosed in our current report on Form 6-K furnished to the SEC on January 23, 2026, the Company received a deficiency letter (the “Notice”) from Nasdaq’s Listing Qualifications Department (the “Staff”) of Nasdaq. The Notice informed the Company that, based upon the closing bid price of the Company’s Ordinary Shares over the 30 consecutive business day period, the Company is not in compliance with the requirement to maintain a minimum bid price of US$1.00 per share of its Ordinary Shares for continued listing on Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

On June 11, 2026, the Company’s board of directors approved the consolidation of the Company’s issued and outstanding shares of the Company on a 1-for-12 ratio with the marketplace effective date of June 22, 2026. The objective of the reverse share split is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1 per share. According to the law of the British Virgin Islands, the jurisdiction of the Company’s incorporation, and its memorandum and articles of association, no approval by shareholders and no amendment of the Company’s memorandum and articles of association was required in order to effect the reverse share split. Beginning with the opening of trading on June 22, 2026, the Company’s Ordinary Shares which have no par value traded on Nasdaq on a split-adjusted basis, under the same symbol “BMGL” but with a new CUSIP number, G0864B111. As a result of the reverse share split, every 12 Ordinary Shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action required on the part of the shareholders. The number of issued and outstanding ordinary shares of the Company was reduced from 18,785,750 to 1,582,111. No fractional shares were issued to any shareholders in connection with the reverse share split, and each shareholder was entitled to receive one whole ordinary share of the Company in lieu of the fractional share that would have had resulted from the reverse share split.

On July 8, 2026, the Company received notification from Nasdaq that the Company had regained compliance with the Minimum Bid Price Requirement.

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THE OFFERING

Issuer	Basel Medical Group Ltd (Nasdaq: BMGL)

Units Offered by the Issuer	Up to [5,000,000] Units, based on an assumed public offering price of US$[●] per Unit, which was the last reported sale price of our Ordinary Share on Nasdaq on [●], 2026. The final public offering price of the Units in this offering will be determined through negotiation between us, the investors and the Placement Agent. Each Unit consists of one Ordinary Share (or one Pre-Funded Warrant to purchase one Ordinary Share in lieu thereof) and one Common Warrant exercisable for one Ordinary Share, subject to the zero cash exercise option described below.

Ordinary Shares Issued and Outstanding Immediately Before This Offering	1,582,111 Ordinary Shares as of the date of this prospectus.

Ordinary Shares Issued and Outstanding Immediately After This Offering

[6,582,111] Ordinary Shares (assuming no Pre-Funded Warrant in lieu of Ordinary Shares are issued in the Units). In addition, up to [10,000,000] additional Ordinary Shares may be issued upon exercise of the Common Warrants sold in this offering, which assumes the zero cash exercise option is utilized for all the Common Warrants.

Description of Common Warrants

Each Common Warrant is exercisable immediately on the date of issuance at an exercise price of US$[●] per share (equal to 100% of the public offering price of each Unit sold in this offering) and will expire five years from the date of issuance.] A holder of Common Warrants may, at any time following the closing of this offering within the exercise period and in its sole discretion, exercise its Common Warrants in whole or in part by means of a zero cash exercise price option, in which the holder will receive two (2) times the number of Ordinary Shares that would be issuable upon a cash exercise of the Common Warrant, without payment of additional consideration, or a total of [10,000,000] additional Ordinary Shares in the aggregate.

A holder of a Common Warrant may not exercise any portion of a Common Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% (or, at the election of the investor, 9.99%) of our outstanding shares of Ordinary Shares after exercise, as such ownership percentage is determined in accordance with the terms of the Common Warrants, except that upon notice from the holder to us, the holder may waive such limitation up to a percentage, not in excess of 9.99%.

Description of Pre-Funded Warrants

We are offering to certain purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Ordinary Shares, the opportunity to purchase, if such purchasers so choose, in lieu of Units including Ordinary Shares, Units including Pre-Funded Warrants in lieu of Ordinary Shares that would otherwise result in any such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Ordinary Shares. The exercise price of each Pre-Funded Warrant will be US$[0.01] per share. Each Pre-Funded Warrant will be exercisable for one Ordinary Share and will be exercisable at any time after its original issuance until exercised in full.

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Voting Rights	Each Ordinary Share is entitled to one vote. The Ordinary Shares are not convertible.

Use of Proceeds	Assuming the sale of all of the [5,000,000] Units offered hereby, we estimate that we will receive net proceeds of approximately US$[●] from this offering, based on an assumed public offering price of US$[●] per Unit, which is the last reported sales price of our Ordinary Shares on Nasdaq on [●], 2026 and after deducting the Placement Agent fee and estimated offering expenses payable by us, and excluding any proceeds from the conversion of any Common Warrant. The final public offering price of the Units in this offering will be determined through negotiation between us, the investors and the Placement Agent. We currently intend to use all of the net proceeds to us from this offering for general working capital purposes, mergers and acquisitions and other general corporate purposes. See “Use of Proceeds” for further information.

Dividend Policy	We have not previously declared, or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy.”

Lock-Up

The Company and all of our executive officers, directors and certain shareholders beneficially owning more than 5.0% of our ordinary shares prior to this offering will enter into lock-up agreements in connection with the offering. Under these agreements, the Company and each of these persons may not, without the prior written approval of the Placement Agent, offer, sell, contract to sell or otherwise dispose of or hedge Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares, subject to certain exceptions. The restrictions contained in these agreements will be in effect for a period of 180 days for the Company and 180 days for the executive officers, directors and such shareholders, after the date of the closing of this offering. See “Shares Eligible for Future Sale—Lock-Up Agreements”.

The Company has agreed that, for a period of 180 days following the closing date of this offering, it will not, without the prior written consent of the Placement Agent, directly or indirectly issue, offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of any Ordinary Shares or any securities convertible into, exercisable for, or exchangeable for Ordinary Shares, other than securities issued pursuant to a registration statement on Form F-3 with the prior written consent of the Placement Agent. The Company has also agreed that, during the same 180 days, it will not enter into or consummate any financing or capital-raising transaction, including any equity line of credit, equity financing, convertible bond, convertible note, other equity-linked financing, or variable rate transaction, without the prior written consent of the Placement Agent.

Risk Factors	Investing in our Ordinary Shares is highly speculative and involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our Ordinary Shares. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 14.

Transfer Agent	Transhare Corporation.

Nasdaq Symbol	Our Ordinary Shares are listed on Nasdaq under the symbol “BMGL”. We do not intend to list the Common Warrants and Pre-Funded Warrants on any securities exchange or other trading market.

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RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment in our securities, you should carefully consider all of the information included in this prospectus, including the risks described herein. Please also see the section entitled “Where You Can Find Additional Information”. If one or more of those risks is realized, that could adversely impact our business, financial condition or results of operations.

RISKS RELATED TO THIS OFFERING

This is a “best-efforts” offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans.

The Placement Agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering, and there can be no assurance that the offering contemplated hereby will ultimately be consummated. Even if we sell securities offered hereby, because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount is not presently determinable and may be substantially less than the maximum amount set forth on the cover page. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds, which may not be available or available on terms acceptable to us.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading prices of the Ordinary Shares are likely to be volatile and subject to wide fluctuations, especially given the volume of new Ordinary Shares and warrants exercisable to purchase new Ordinary Shares we are offering in this transaction. The purchasers of such securities we offer in this transaction will not be subject to any resale restrictions and may sell their securities held on the trading market. In addition, the trading volume of our Ordinary Shares may fluctuate and cause significant price variations to occur. If the market price of our Ordinary Shares declines, you may be unable to resell your Ordinary Shares at a competitive price. We cannot assure you that the market price of our Ordinary Shares will not fluctuate or significantly decline in the future. In addition, we cannot assure you that a trading market for our Ordinary Shares will be maintained.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of constituent companies. Broad market and industry factors may significantly affect the market price of our Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market in the immediate future following the completion of this offering.

If the holders of the Common Warrants elect to exercise such warrants using the zero cash exercise price option, shareholders will suffer substantial dilution.

A holder of Common Warrants may, at any time within the exercise period and in its sole discretion, exercise its Common Warrants in whole or in part by means of a zero cash exercise price option, in which the holder will receive two (2) times the number of Ordinary Shares that would be issuable upon a cash exercise of the Common Warrant, without payment of additional consideration. If all of the Common Warrants offered to investors in this offering are exercised on a zero cash basis, an aggregate of up to [10,000,000] Ordinary Shares would be issued upon such zero cash exercise without payment to us of any additional cash. Under the zero cash exercise price option, these Ordinary Shares will be issuable without additional consideration to the Company, resulting in substantial dilution to existing shareholders.

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The Common Warrants and Pre-Funded Warrants are speculative in nature.

The Common Warrants and Pre-Funded Warrants do not confer any rights of Ordinary Share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire our Ordinary Shares at a fixed price for a limited period of time. Specifically, holders of the Common Warrants may exercise their right to acquire the Ordinary Shares and pay an exercise price (equal to 100% of the public offering price of each Unit sold in this offering), prior to five years from the date of issuance, after which date any unexercised Common Warrants will expire and have no further value. Following this offering, the market value of the Common Warrants] and Pre-Funded Warrants, if any, is uncertain and there can be no assurance that the market price of our Ordinary Shares will ever equal or exceed the exercise price of the Common Warrants and Pre-Funded Warrants offered and sold in this offering. Consequently, there can be no assurance whether it will ever be profitable for holders to exercise their Common Warrants or Pre-Funded Warrants.

Nasdaq may halt trading in our Ordinary Shares on Nasdaq or delist our Ordinary Shares for public interest concerns as a result of this offering.

Because of the highly dilutive nature of this offering, Nasdaq may halt trading in our Ordinary Shares on Nasdaq or delist our Ordinary Shares for public interest concerns or because our Ordinary Shares trade below Nasdaq’s minimum bid price as a result of this offering, even if we are otherwise able to regain compliance for continued listing on Nasdaq. A number of Nasdaq-listed companies have filed public disclosures regarding the receipt of notification letters indicating that Nasdaq made the determination to halt and/or delist such companies as a result of public interest concerns arising from the issuance of warrants with similar terms to, and similar potential dilutive impact as, the Common Warrants in this offering. Additionally, warrants with similar terms issued by other Nasdaq-listed companies have caused such Nasdaq-listed companies’ stock prices to drop below Nasdaq’s minimum bid price of US$1.00 or made it more difficult for these companies to cause their stock prices to regain compliance with Nasdaq’s minimum bid price. Therefore, even if we consummate this offering at a price above Nasdaq’s minimum bid price, there can be no assurance that our Ordinary Shares will not again drop below such price, which may cause Nasdaq to delist our Ordinary Shares.

If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our ordinary shares may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Ordinary Shares are listed and traded on the Nasdaq Capital Market under the symbol “BMGL.” We cannot assure you that our Ordinary Shares will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum bid price of US$1.00, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

In January 2026, the Company received a deficiency letter from Nasdaq’s Listing Qualifications Department. The notice informed the Company that, based upon the closing bid price of the Company’s Ordinary Shares over the 30 consecutive business day period, the Company was not in compliance with the requirement to maintain a minimum bid price of US$1.00 per share of its Ordinary Shares for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The Company has since regained compliance with such Minimum Bid Price Requirement, but there is no assurance that the Company will not be in breach of such requirement subsequently after this offering, which may lead to our shares being suspended from trading or delisted from Nasdaq.

If Nasdaq subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

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●	a determination that our ordinary share is a “penny stock,” which will require brokers trading in our ordinary share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

There has been no public market for the Common Warrants and Pre-Funded Warrants prior to this offering, and you may not be able to resell the Common Warrants or Pre-Funded Warrants at or above the price you paid, or at all.

There is no established public trading market for the Common Warrants and Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Common Warrants and Pre-Funded Warrants on any securities exchange or recognized trading system. There is no established trading market for the Common Warrants and Pre-Funded Warrants to be issued pursuant to this offering, and they will not be listed for trading on Nasdaq or any other securities exchange or market, and the Common Warrants and Pre-Funded Warrants may not be widely distributed. Purchasers of the Common Warrants and Pre-Funded Warrants may be unable to resell the Common Warrants and Pre-Funded Warrants or sell them only at an unfavorable price for an extended period of time, if at all.

We will not receive any meaningful amount of additional funds upon the exercise of the Pre-Funded Warrants.

Each Pre-Funded Warrant will be exercisable and will have no expiration date and by means of payment of the nominal cash purchase price upon exercise. Accordingly, we will not receive any or any meaningful additional funds upon the exercise of the Pre-Funded Warrants.

We will likely not receive any additional funds upon the exercise of the Common Warrants.

The Common Warrants may be exercised by way of a zero cash exercise, in which case the holder would not pay a cash purchase price upon exercise, but instead would receive upon such exercise the number of Ordinary Shares equal to two (2) times the number of Common Warrants being exercised. Accordingly, we will likely not receive any additional funds upon the exercise of the Common Warrants.

Holders of Common Warrants and Pre-Funded Warrants will have no rights as a shareholder until such holders exercise their Common Warrants and Pre-Funded Warrants and acquire our Ordinary Shares.

Until holders of the Common Warrants and Pre-Funded Warrants acquire our Ordinary Shares upon exercise of the Common Warrants, as the case may be, holders of Common Warrants and Pre-Funded Warrants will have no rights with respect to our Ordinary Shares underlying such warrants. Upon exercise of the Common Warrants and Pre-Funded Warrants, the holders thereof will be entitled to exercise the rights of Ordinary Shares shareholder only as to matters for which the record date occurs after the exercise date.

The market price of our Ordinary Shares may never exceed the exercise price of the Common Warrants issued in connection with this offering.

The Common Warrants being issued in connection with this offering become exercisable upon issuance and will expire five years from the date of issuance. The market price of our Ordinary Shares may never exceed the exercise price of the Common Warrants prior to their date of expiration. Any Common Warrants not exercised by their date of expiration will expire worthless and we will be under no further obligation to the Common Warrant holder.

The public offering price of our Ordinary Shares may be substantially [higher] than the pro forma net tangible book value per share of our Ordinary Shares. Assuming the completion of the offering, if you purchase Ordinary Shares in this offering, you will incur immediate dilution of approximately US$[●] or approximately [●]% in the pro forma net tangible book value per share from the price per share that you pay for the shares, assuming no issue of any Pre-Funded Warrants and no exercise of the Common Warrants. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

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You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our Ordinary Shares.

We currently intend to use all of the net proceeds to us from this offering for general working capital purposes, mergers and acquisitions and other general corporate purposes. See “Use of Proceeds” on page 34 of this prospectus. However, our management will have significant flexibility and discretion in the application of the net proceeds received by us. Our management may, if unforeseen events occur or business conditions change, use the proceeds of this offering differently than as described in this prospectus. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. Consequently, the net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. Furthermore, any net proceeds from this offering that are not immediately applied for the purposes described above may be placed in short-term investments that do not produce significant income or that lose value.

RISKS RELATED TO OUR BUSINESS

We are dependent on our key medical practitioners.

Our Group’s specialist orthopedic, trauma, sports medicine and neurosurgical business, health screening and general practice is spearheaded by our key medical practitioners who are all medical professionals with extensive experience in their respective subspecialties. They each play an instrumental role in our Group. If our Group should lose any of their services, it is expected that our Group’s specialist orthopedic, trauma, sports medicine, neurosurgical, health screening and general practice services business would be adversely affected. There is no assurance that our medical practitioners will continue or renew their employment with us. Competition for medical practitioners may require us to enhance our various remuneration packages in order to remain competitive in recruiting or retaining our employees, which may significantly increase our employee benefits expense. The loss of the services of any of our key medical practitioners without suitable and timely replacements or an inability to attract and recruit qualified medical specialists may have a material adverse effect on our Group’s business, financial position, results of operations and prospects. In addition, certain of the licenses upon which we rely are issued to certain of our medical practitioners, and if we were to lose the employment of such persons, we may face temporary disruptions to the operation of our business while we reapply for such licenses in the name of other of our medical practitioners, which may have a detrimental effect on our Group’s business, financial position and results of operations.

Our continued expansion may also be hampered if we are unable to employ sufficiently skilled and qualified medical practitioners to support our operations. It is crucial for our Group to recruit and retain sufficiently skilled and qualified medical practitioners to join us as we rely on their professional judgement in providing consistent and standardized experience and services to our patients. In the event of any erroneous clinical decision and any misjudgment or action on the part of our medical practitioners, we may need to divert a significant amount of resources and incur extra expenses to handle such incidents. In addition, if our reputation or brand image is damaged and/or our medical practitioners are required to suspend his/her medical practice as a result of such medical incidents, it could materially and adversely affect our business and financial conditions, operating results and business prospects.

We occasionally depend on external medical practitioners and vendors, and at times, we may enlist locum doctors to support our operations.

We occasionally depend on external medical practitioners, and at times, we may enlist locum doctors to support our operations. If our key medical specialists were to leave our Group, we may require substantial time to find replacements and we may have to rely on external medical practitioners for extended periods of time. We also rely on external vendors and service providers who second radiologists to us for our patients. Although we typically engage experienced locum doctors or external service providers with whom we are familiar, there is no guarantee that the quality of service they provide will surpass or match the level offered by our regular medical practitioners. In addition, certain of the licenses upon which we rely are issued to external professionals, and if we were to end our business relationship with such persons, we may face temporary disruptions to the operation of our business while we engage the services of other service providers, which may have a detrimental effect on our Group’s business, financial position and results of operations.

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While there has not been any prior material instance of poor service quality from locum doctors or external service providers causing a material adverse impact on our Group, if our clinics need to be managed by locum doctors or external service providers for extended or frequent periods, this could negatively affect our Group’s business, results of operations, financial condition, and prospects.

We experience competition from other similar healthcare service providers in private and government-owned hospitals, medical centers and clinics.

We experience competition from other similar healthcare service providers in private and government-owned hospitals, medical centers and clinics. The healthcare business is highly competitive, and competition among healthcare providers for patients has intensified in recent years. Other healthcare providers in the areas we operate may provide services similar to those offered by us. This may have an impact on our competitive position and patient volumes. If any of our clinics do not deliver quality medical services or medical services superior to that of other healthcare providers or if our standard charges are higher than our competitors, our patient volumes could decline.

We compete with other government-owned hospitals, private hospitals, medical centers and clinics. We will also have to compete with any future healthcare business operators. Moreover, some of these competitors may have longer operating histories, be more established and have greater financial, personnel and other resources than us. Competitors may price their services lower than ours and exert pricing pressures on us. Some of our competitors may also have plans to expand their facilities, which may exert further pricing and recruitment pressure on us. Increased competition may result in lower profit margins and a loss of market share. In particular, our competitors include medical facilities owned or managed by government agencies and trusts, which may have access to wider financing options or may be in a better commercial position to negotiate for the purchase of inventory on more favorable terms than private healthcare providers owned and managed by for-profit interests, such as ourselves. New or existing competitors may price their services at a significant discount to ours or offer greater convenience or better services or amenities than what we provide. Smaller hospitals and other medical facilities may exert pricing pressures on some or all of our services and also compete with us for doctors and other medical professionals.

Our success depends on our ability to compete effectively against our competitors. If we are forced to reduce the price of our services or are unable to attract patients to our Group, our business, financial position, results of operations and prospects may be materially and adversely affected.

Our business relies to some extent on the recognition of our brand names and trademarks, as well as the reputation of our specialist doctors.

In our business operations, specific brand names, reputation and trademarks play a crucial role. Failure to adequately protect and enhance our brand identities, inability to successfully register trademarks, or insufficient supervision of third-party medical services or facility providers using our brands may lead to a deterioration in market recognition. Unauthorized or improper use of our name, logo, and brand names by external parties may result in brand dilution or reputation damage. Claims and legal actions initiated by our patients or customers can also negatively impact our brand image, potentially hindering the optimal operation of our clinical and specialist services. Consequently, our business, financial condition, results of operations, and prospects may be materially and adversely affected. Given the scale of our operations, which currently only cover Singapore, we have currently registered one trademark in Singapore, but we may create and register other trademarks in the future.

Moreover, given the nature of our clinical and specialist services business, the reputation of our Group and its subsidiaries is inherently tied to the reputation of our specialist doctors. Any negative publicity against our specialist doctors may tarnish their standing in the medical industry, potentially causing a decline in the number of patients visiting our clinics and adversely affecting our business.

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We are dependent on the continuing operations of the private hospital and medical center where we conduct our business.

Certain of our clinics are located in private hospitals, medical centers, offices and malls in Singapore. We do not have any lease or other direct agreements with Gleneagles Medical Centre, but our lease agreements are entered into with certain landlords who own property units within Gleneagles Medical Centre. Nonetheless, we utilize the facilities of Gleneagles Medical Centre, such as X-Ray facilities or operating suites, as and when the need arises. For instance, if we utilize the surgical theater of the medical center, the fees for the use of such facility will be billed to the patient directly. If there are any disruptions in the operations of such hospital or medical center, for instance, due to a major fire, a change in public reputation of this hospital or medical center or an outbreak of certain diseases resulting in closure of the hospitals or medical centers for quarantine purposes, our business may be adversely affected owing to our dependence on the facilities in such private hospital and medical center. Additionally, our business in these clinics may also decrease due to a reduction in our patient base. We frequently utilize Gleneagles’ facilities due to their proximity to our clinics, but we are free to utilize other hospitals and medical centers in Singapore, and hence we believe that our relationship with Gleneagles is unlikely to constitute a material risk to our business operations.

We depend on a number of key relationships with corporations for patient volume.

We are dependent on a number of key relationships with corporations with whom we have entered into arrangements for a significant portion of our patient volume. We anticipate that a number of our key relationships with these corporations will continue to account for a significant portion of our patient volume for the foreseeable future. Our dependence on such corporations increases their bargaining power and the need for us to maintain good relationships with them. The loss of one or more of these key relationships, or reduced demand for our managed healthcare solutions from any of our key relationships could have a material adverse effect on our patient volume and accordingly, our business, results of operations, financial condition, cash flows and prospects. There is no guarantee that we will be able to retain our key relationships with all of these corporations or be able to derive a consistent volume of patients from such companies. There is also no assurance that our arrangements with these corporations will not be terminated or be renewed on terms no less favorable to us, or at all.

Increase in operating costs, namely lease rental rates and risk of relocation, may cause disruption to our business operations.

We lease the premises of our existing clinics. Our present lease terms for most of our clinics are for a period of three years or less. Upon the expiry of the leased tenure, the landlords have the right to review and revise the terms and conditions of the lease agreements. We face the possibility of an increase in rent by the landlords or not being able to renew the leases on terms and conditions favorable to us. Any increase in rent would inevitably increase our operating costs, thereby affecting our profits. We will also incur additional costs if we have to relocate our clinics.

We are exposed to the credit risks of customers.

We are exposed to the credit risks associated with our customers, especially our corporate clients which tend to incur larger transaction volumes compared to our individual patients. While past experiences have not seen significant delays in payment adversely affecting our Group’s financials and operations, there is no guarantee that we will consistently collect our trade receivables in full or within a reasonable timeframe, if at all.

In the event of any failure to collect trade receivables fully or promptly, we may need to allocate full or partial allowances for impairment or write off bad debts, potentially causing a material and adverse impact on our Group’s business, financial condition, results of operations, and prospects.

Nevertheless, up to the latest practicable date prior to the date of this prospectus, we are not aware of any existing conditions likely to result in a significant impairment or write-off of trade receivables.

Our control over suppliers and the quality of the products they provide is limited. If these products are not manufactured in accordance with the relevant quality standards, it could have a significant adverse impact on our business and reputation.

A substantial portion of the devices, equipment, and medication used in delivering our services is procured from external suppliers. We lack oversight over the operations of these third-party suppliers and the quality of the products they furnish to us. The assurance that these products will be free from defects and comply with the necessary quality standards cannot be guaranteed. Failure to identify quality defects in the supplied products may lead to various repercussions such as injuries, fatalities, product recalls or withdrawals, license revocation, fines, or other complications that could materially and adversely affect our business, financial results, condition, and prospects.

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We may be affected by technological disruptions in the healthcare sector.

The advancement of disruptive technology (which has resulted in, among others, the proliferation of telemedicine and e-prescription platforms) has led to alternative means for patients to access medical services and medicine. The popularity of such technological creations has also been driven by factors such as increasing healthcare costs and government initiatives. Telemedicine offers greater convenience and improved accessibility to medical support and medication through digital self-help options. Telemedicine and other disruptive technologies could reduce demand and patient visits to our clinics and may also lead to competitive pricing pressures on our services, which could reduce our profit margins and result in a material adverse effect on our business, results of operations, financial condition and prospects. Further, we may be unable to respond on a timely basis to the changing needs of the corporations and insurance companies with whom we have entered into arrangements, and the new technologies we adopt may prove to be ineffective. Our failure to develop and introduce or enhance services able to compete with such new technologies in a timely manner could have a material adverse effect on our business, results of operations, financial conditions and prospects. The convenience and cost efficiency afforded by such technological creations, coupled with the factors propelling them, could negatively impact and materially and adversely affect our business, results of operations, financial condition and prospects.

Technological advancements, failures, and other challenges associated with our medical equipment and information technology systems have the potential to negatively impact our business.

Our services heavily rely to some extent on medical equipment, such as X-ray machines. The rental, replacement, upgrading, or maintenance of such equipment can incur substantial costs for our organization. Consequently, any damage or breakdown of this equipment could impair our ability to deliver essential services to our patients. Falling behind in technological advancements may lead our patients to seek services from other clinics with more advanced equipment, diminishing our competitive edge and potentially having a significant adverse effect on our business, financial position, results of operations, and prospects.

Our information technology systems play a crucial role in our business, internal control, and management systems. They assist in managing clinical systems, medical records, and inventory. Technical failures in our information technology systems, stemming from issues like power failures, computer viruses, or unauthorized tampering, may disrupt our ability to provide services to patients. Failure to upgrade our information technology systems as necessary could impede our ability to adequately manage clinical systems, medical records, and inventory.

Additionally, the theft or misuse of personal information stored in our system could expose us to liability. In Singapore, regulations governing private hospitals and medical clinics mandate licensees to maintain accurate, complete, and up-to-date medical records. Licensees must implement necessary processes and safeguards, whether administrative, technical, or physical, to protect medical records against loss, modification, destruction, or unauthorized access. Violation of these regulations could result in fines or imprisonment upon conviction.

We face potential risks associated with cybersecurity and the handling of personal information and medical data.

Singapore and other applicable laws and regulations mandate medical establishments to safeguard customer privacy, prohibiting the unauthorized disclosure of personal information and patient medical records in our clinical and specialist services segment.

Regulations in our operating jurisdiction may require licensees of medical establishments to maintain accurate and secure medical records, imposing obligations to implement processes ensuring accuracy, completeness, and up-to-date records. The rising concerns about data privacy globally, with the enactment of laws and regulations, add an additional layer of responsibility. In Singapore, the Personal Data Protection Act (PDPA) imposes obligations on our Group regarding the collection, use, or disclosure of personal data. Additionally, under applicable regulations, we are required to ensure the accuracy, completeness, and security of patient medical records. However, despite our efforts to protect customer data privacy, the implemented controls may not be foolproof in preventing unauthorized disclosure.

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For the financial years ended June 30, 2024, and 2025, and for the period from July 1, 2025 up to the latest practicable date prior to this prospectus, we have not encountered any breaches, human errors, or similar events that have created an adverse cybersecurity event. In order to mitigate the risks of such events, we utilize physical servers and cybersecurity software, and we may implement more robust cybersecurity measures in the future, such as intrusion detection systems to detect and respond to potential security breaches in real-time and to encrypt sensitive patient information in our system.

A significant failure in security measures could erode customer and patient confidence, potentially leading to misuse of information, litigious actions, and regulatory fines. Our current practices involve the maintenance of both digital and paper medical records, exposing us to liability from accidental or unlawful loss, unauthorized access, modification, disclosure, copying, hacking (in the case of digital records), theft, or misuse of personal and medical information. Any such incidents could result in breaches of data privacy laws and regulations, potentially leading to fines or imprisonment.

We work with third party service providers from time to time for the provision of our services. Any theft or misuse of personal and medical information stored on our third-party service providers’ system, may result in us being in breach of applicable data privacy laws and regulations, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Compliance with evolving data protection, privacy, and security laws may increase operating costs and necessitate adjustments to our business model, impacting our business, financial condition, results of operations, and prospects. Failure in security mechanisms could prompt regulatory measures, leading to significant additional resources being used to modify protective measures or address vulnerabilities, with potential adverse effects on our business.

In addition, failure to make reasonable assessments of the risks related to handling personal information and medical data may lead to enforcement actions by competent authorities, resulting in financial penalties, reputational damage, and material adverse effects on our business, financial condition, results of operations, and prospects.

The failure to safeguard our intellectual property rights or any infringement of third-party rights could have detrimental effects on our business.

We regard our brands and intellectual property as among our most valuable assets, which includes our registered trademark and web domains. There is a risk that third parties may adopt trade service names resembling our registered trademark, potentially creating confusion for customers and patients or obstacles to new market entry. In addition, third parties might register trademarks identical or similar to ours in Singapore or overseas. In case of trademark infringement, challenges to our trademark applications, or unsuccessful enforcement of our intellectual property rights in legal proceedings, our business, financial condition, and operational results may be significantly and adversely affected.

While we strive to comply with others’ intellectual property rights, there may be certainty regarding potential infringements. This uncertainty may require us to make adjustments to our service offerings and marketing strategy. Furthermore, we may face claims from third parties asserting infringement, leading to costly litigation, diversion of management attention and resources, incurrence of liabilities, and the need for expensive royalty or licensing agreements, or even discontinuation of certain branding. Any of these outcomes could negatively impact our business, financial condition, operational results, cash flows, and future prospects.

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Any failure to comply with the restrictions in our bank loans could result in an event of default that could materially adversely affect our business, financial condition, and results of operations.

Our Group has entered into certain loan agreements with certain banks to fund our working capital requirements. We have in the past defaulted on certain terms stipulated under such loan agreements. If there were further events of default under such loans in the future, the lender under such loans could cause all amounts outstanding with respect to that debt to be due and payable immediately. Our assets or cash flow may not be sufficient to fully repay borrowing under such loans if accelerated upon an event of default. Furthermore, if we are unable to repay, refinance, or restructure such loans, the lenders under such loans may commence legal proceedings against us to enforce the terms of such loans, which could force us into bankruptcy or liquidation. As a result, any default by us on our debt could have a materially adverse effect on our business, financial condition, and results of operations.

A significant product liability lawsuit may affect our financial performance and reputation.

In the event that the products that we prescribe for our patients, such as orthopedic devices, fail to perform as expected and such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, we may be subject to product liability lawsuits and other claims. Such customers may seek contribution or indemnification from our Group for all or a portion of the costs associated with product liability and warranty claims, recalls or other corrective actions involving such products. These types of claims could significantly harm our profitability, or may even harm our reputation amongst our target demographics, which could detrimentally affect our future prospects.

Risks Related to the Medical Healthcare Industry

Private healthcare services may decline due to a number of factors affecting the Company’s revenue.

A slowdown in the Singapore economy in which we operate or regionally may lead to a decrease in demand for private healthcare services as spending power decreases and more patients may opt for subsidized public healthcare services instead or opt for treatment from other private healthcare providers that are more price competitive. Our revenue would be adversely affected if individual patients, corporate clients and government clients are more cautious about their medical expenses and less keen to pay for private healthcare services. A decrease in the demand for our private orthopedic and physiotherapy services, from individual patients, corporate clients and government clients, will have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

We may be affected by the spread or outbreak of any contagious or virulent diseases.

Our clinics may be affected by outbreaks of infectious diseases. An outbreak of COVID-19 or resurgence of the outbreak of Severe Acute Respiratory Syndrome (SARS), Middle East, Respiratory Syndrome (MERS) or any other contagious or virulent diseases like influenza (H5N1 and H7N9) or bird flu in the region could have a material adverse impact on our operations. In the event such outbreaks occur at any of our clinics, greater infection control measures will have to be implemented with the possibility of a temporary closure of the affected facility and quarantine of all affected medical practitioners. There is no assurance that the outbreak of COVID-19 and the impact thereof will not continue. If such an outbreak is not effectively controlled, we may be required to take necessary additional measures to minimize its potential impacts on our business and operations.

Potential patients from overseas may also decide to seek medical treatment from clinics in other countries. In addition, occurrences of epidemics and pandemics could also result in negative public opinion of medical institutions, which could have a material adverse effect on the business, financial condition, results of operations and prospects of our Group.

Our business is subject to risks related to medical and legal claims, regulatory actions, and professional liability arising from our clinical and specialist services and our operations.

The inherent nature of providing clinical and specialist services exposes our Group to various liabilities. Our business activities, service performance, and the actions of our employees could result in complaints, legal actions, or regulatory scrutiny. Allegations may be made against us or our medical specialists concerning our products and services, marketing activities, negligence, or medical malpractice. Regardless of the validity of these complaints or legal actions, they have the potential to generate negative publicity, impacting the reputation of our medical specialists, public perception of our service quality, and the engagement of patients in our medical clinics.

Our Group’s business, financial condition, results of operations, and prospects could be significantly and adversely affected if substantial damages and legal costs are assessed in connection with any legal action, or if judgments are made against us that harm our professional standing and market reputation. Medical malpractice litigation or disciplinary actions against our medical specialists could result in restrictions on their practice or other adverse outcomes, further impacting our business.

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There is also uncertainty regarding the sufficiency of coverage provided by insurance policies maintained by our specialist doctors and/or by us for potential medical and legal claims, and the comprehensive nature of such coverage for various claim types.

In the ordinary course of business, we may encounter material disputes with various parties, potentially leading to legal or other proceedings. Such disputes could result in damage to our reputation, substantial costs, and the diversion of resources and management attention. While we have not experienced disputes or legal proceedings that materially and adversely affected our business, operations, financial performance, financial condition, results, and prospects, we cannot provide assurance about future occurrences and their potential impact on our business.

We may not have adequate insurance coverage in place despite having mandatory professional malpractice insurance.

Our exposure to potential liability risks inherent in providing medical services may not be adequately covered by insurance. Liabilities could surpass available insurance coverage, or claims might arise outside the scope of our insurance protection.

While we have secured mandatory insurance coverage, including professional medical malpractice insurance, we cannot guarantee that such coverage will be sufficient to address all potential liabilities and risks. Although our medical specialists individually maintain insurance coverage for medical malpractice indemnity, there is no assurance that liability claims will not exceed existing coverage or that the insurance is comprehensive enough. The solvency of our insurers and their ability to meet contractual obligations when needed also remains uncertain. In instances where our insurance or indemnification arrangements are insufficient to cover claims, especially those exceeding policy limitations or the resources of the indemnifying party, substantial payments may be required, leading to a material adverse impact on our business, financial condition, results of operations, and prospects.

Furthermore, unforeseen events like natural disasters or other events beyond our control may not have adequate insurance coverage, potentially causing a material and adverse effect on our business.

There can be no assurance that we will successfully renew all policies or secure new ones on similar terms. Any significant alterations in the terms of our medical specialists’ professional indemnities could disproportionately and adversely affect our business, financial condition, results of operations, and prospects. Material changes, such as a shift to claims-based insurance, may result in incidents for which we may not be compensated by insurance proceeds or contractual indemnities. Exposure to uninsured claims due to such changes could lead to additional liabilities, having a material adverse effect on our business, financial condition, results of operations, and prospects.

We must comply with regulations and licensing conditions governing the healthcare sector, and compliance may involve significant costs. There is a risk that we may not retain, renew, or obtain the necessary licenses and permits for our business operations.

Our current operations involve providing specialist orthopedic, trauma, and sports services through our clinics, and these are subject to various laws and regulations from Singapore governmental agencies like the Ministry of Health (MOH), Health Sciences Authority, Ministry of Manpower, and the Singapore Medical Council (SMC). These regulations encompass aspects such as the pricing of medical services, procurement of medical equipment, licensing and operation of medical establishments, and licensing of medical staff. Singapore’s stringent safety, health, and environmental laws could become stricter in the future. Violations of these regulatory requirements may lead to fines, operational modifications, suspensions, or discontinuation, incurring additional operating costs, and potential criminal charges against our employees, all of which could materially impact our business, financial position, results of operations, and prospects.

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Changes in government regulations or the introduction of new laws may increase compliance costs, and authorities like the MOH and SMC could suspend or deny the renewal of our existing licenses if we fail to meet applicable standards. Although we presently satisfy licensing requirements, there is no guarantee of maintaining or obtaining licenses for future operations. Failure to maintain or renew licenses, permits, qualifications, and approvals could adversely affect our operations, leading to negative impacts on our business, financial position, results of operations, and prospects.

While we currently hold regulatory licenses, approvals, and permits for our business operations, these are subject to specified conditions. Non-compliance with these conditions could result in the revocation of licenses and permits by relevant authorities. Although we have not encountered such issues in the past, any such occurrence could significantly affect our business, financial position, and results of operations. The renewal of licenses, approvals, or permits, especially if new laws are enacted, is uncertain, and there is no assurance that we will successfully renew them in a timely manner, on favorable terms, or at all.

The regulation of healthcare fees and the potential rise in the number of medical practitioners could have adverse effects on our business.

In November 2018, the MOH published Fee Benchmarks for private sector professional fees related to common surgical procedures. These benchmarks establish a fee range for each procedure, considering factors such as the complexity of medical procedures and the time, effort, and expertise involved. Less complex cases may be charged at the lower end of the fee benchmarks range, while more complex cases could be at the higher end of the range. Fees may exceed the fee benchmarks in cases of exceptional complexity, due to the additional risk, time and effort required for the procedure. In such rare circumstances, fees charged above the fee benchmarks may not be unreasonable. While the Fee Benchmarks serve as a recommendation and guideline, medical practitioners are not obligated to price their services accordingly. Presently, all our services are priced within the Fee Benchmarks. However, there is no guarantee that these benchmarks will not be revised in the future. If the Fee Benchmarks are lowered, we may need to adjust our fees accordingly, potentially reducing our revenues and profitability.

Additionally, there is a trend towards increasing the number of medical practitioners in Singapore. The heightened competition within the private healthcare sector is likely to put pressure on service rates, leading to a potential reduction in the fees we can charge for our services.

Challenges faced by the healthcare industry may also have an effect on the Company.

Our business, financial condition, results of operations and prospects may be affected by the challenges currently faced by the healthcare industry, including but not limited to:

●	economic and business climate at local, regional, national and international levels;

●	increase in the threat of terrorism and occurrence of natural and man-made disasters that affect travel security or the global economy may reduce the number of medical travelers;

●	improvements in the quality of healthcare services in other countries that may affect the number of medical travelers coming to the Company’s clinics and facilities for the orthopedic and physiotherapy services;

●	rising costs of medicines and pharmaceutical drugs, overheads and other costs incurred for the provision of the Group’s services;

●	stricter laws and regulations relating to the protection of patient information from unauthorized disclosure;

●	stricter laws and regulations governing the purchase and dispensation of medicines and pharmaceutical drugs; and

●	diagnostic services, overheads and other costs incurred for the provision of the Group’s services.

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In 2016, the SMC issued the 2016 edition of the SMC’s Ethical Code and Ethical Guidelines (“ECEG”) which came into force on January 1, 2017. Guideline H3(7) prohibits doctors from paying managed care companies, third party administrators, insurance entities or patient referral services (for the purposes of this risk factor, “Third Parties”): (a) fees that are based primarily on the services the doctors provide or the fees doctors collect; (b) fees that are so high as to constitute “fee splitting” or “fee sharing”; or (c) fees which render medical practitioners unable to provide the required standard of care. Guideline H3(7) came into effect on July 1, 2017 and places the onus of complying with the same solely on doctors and not Third Parties. If our Group enters into or maintains arrangements with Third Parties in breach of the ECEG and the SMC receives a complaint or information pertaining to the same, the SMC will refer such complaint or information to the chairman of the Complaint Panel, and a Complaints Committee will enquire into the complaint or information. This may result in disciplinary actions being taken against our specialists or our Group. While we have been complying with the ECEG, there is no guarantee that we will not be subjected to a complaint in the future arising from future or previous arrangements with Third Parties.

We are subject to political, economic and social developments as well as the laws, regulations and licensing requirements in Singapore.

Our business, prospects, financial condition and results of operations may be adversely affected by political, economic, social and legal developments that are beyond our control in the countries in which we operate in. Such political and economic uncertainties may include risks of war, terrorism, nationalism, expropriation or nullification of contracts, changes in interest rates, economic growth, national fiscal and monetary policies, inflation, deflation, methods of taxation and tax policy. Negative developments in the socio-political climate of Singapore and the region may also adversely affect the Company’s business, financial condition, results of operations and prospects. The regional countries are in a state of rapid political, economic and social changes, which will entail risks to our business and operations if we are to expand in the region in the future. As such, we are unable to assure you that we will be able to adapt to the local conditions, regulations and business practices and customs in the future. Any changes implemented by the governments of the countries in which we operate resulting, inter alia, in currency and interest rate fluctuations, capital restrictions, and changes in duties and taxes detrimental to our business could materially and adversely affect our operations and financial performance.

Currently, we have in place a number of existing regulatory licenses, approvals and permits for the purposes of its business operations. We will continue to seek the appropriate licenses, approvals and permits in the event that the Company expands its operations to other countries in which it does not currently operate in. The licenses and permits we have obtained are subject to conditions stipulated in the licenses and permits and/or in the relevant laws, rules and regulations under which they have been issued. These conditions must be complied with for the duration of the licenses and permits. Where there is a failure to comply fully, the relevant authorities have the power to revoke the licenses and permits. In the event this happens, our business, operations and financial position will be adversely affected. If our licenses are revoked or renewal of such licenses and permits cannot be obtained, or the terms imposed for renewal are not acceptable or favorable to us, our operations and business may be adversely affected. Consequently, our financial condition, results and prospects will be adversely affected.

There is no assurance that upon the expiration of the licenses, approval or permits under which the Company carries on its business operations, the Company will be able to successfully renew them in a timely manner or at all, or that the renewal of these licenses will be granted on terms acceptable to us, or that if the relevant authorities enact new laws and regulations, the Company will be able to successfully comply with these requirements.

The Company may also expand to other cities where we do not possess the same level of familiarity with the regulations and business climate in those cities. We cannot assure investors that we will be able to obtain the requisite licenses, approvals and permits in those cities. Any failure by the Company to obtain the requisite licenses, approvals and permits in a timely manner and any unforeseen difficulties arising from the new and unfamiliar territories may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

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RISKS RELATED TO OWNERSHIP OF OUR ORDINARY SHARES

We incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the Securities and Exchange Commission and Nasdaq require significantly heightened corporate governance practices for public companies. As a result, these rules and regulations have increased our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission and Nasdaq impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of certain other public companies have brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

We are a publicly traded company in the United States. As a publicly traded company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly Singapore-based companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

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We are a “foreign private issuer” within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies and subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. As a result, we may not provide you the same information as U.S. domestic public companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our major shareholders will not be required to report equity holdings under Section 16 of the Exchange Act and our directors and executive officers and major shareholders will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers. As a BVI business company listed on the Nasdaq Capital Market, we will be subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in BVI, which is deemed our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We utilize the home country exemption for corporate governance matters, and as a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

We have elected to follow certain BVI corporate governance practices in lieu of certain requirements of the listing rules of Nasdaq, including rules that require each Listed Company must have a board of directors comprised of a majority of independent directors; that each Listed Company shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end; that shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings; that each Listed Company is required to distribute annual and interim reports to shareholders, among others. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. See “Management—Nasdaq Corporate Governance and Home Country Practices” for more information.

We are a “controlled company” under the Nasdaq corporate governance rules and, as a result, will be eligible to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

Currently, based on available information, Rainforest Capital VCC owns a majority of the total voting power of our Ordinary Shares. We are thus a “controlled company” under the Nasdaq corporate governance standards. Because we will qualify to be treated as a controlled company, we will have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of our board of directors consists of independent directors, the requirement that a majority of the independent directors select or recommend its director nominees, the requirement that the remuneration committee be responsible for determining or recommending the compensation of executive officers other than our chief executive officer and the requirement that its remuneration committee be composed entirely of independent directors.

We have elected to use the exemptions available to foreign private issuers, which exempt us from such requirements as well. As a result, we do not have to directly rely on the exemptions available to controlled companies. The effect is that our shareholders will not have the same protections afforded to shareholders of companies that are not “controlled companies” and that are subject to the above mentioned corporate governance requirements.

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We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we will take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed US$1.235 billion, if we issue more than US$1 billion in non-convertible debt in a three-year period, or if the market value of our shares held by non-affiliates exceeds US$700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following June 30. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail our Company of this exemption from new or revised accounting standards. Therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control, regardless of our actual operating performance.

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Any resale of our Ordinary Shares in the public market may cause the market price of our Ordinary Shares to decline.

Sale of our Ordinary Shares in the public market by investors that have participated in this offering, our initial public offering or our pre-IPO investors, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Ordinary Shares and our ability to raise capital in the future.

The market price of our Ordinary Shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by the Company’s substantial shareholders, or the issuance of new shares by the Company, or the perception that such sales or issuances may occur. We may issue additional securities without shareholder approval, which would dilute existing ownership interests and may depress the market price of our shares. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. A few shareholders hold a significant portion of our Ordinary Shares and these are “restricted securities” as defined in Rule 144. These Ordinary Shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Our controlling shareholder holds control over our Group and this may limit your ability to influence the outcome of decisions requiring the approval of shareholders.

Our controlling shareholder, namely Rainforest Capital VCC, owns a majority of our shares and will be able to significantly influence all matters requiring approval by our shareholders, including the appointment of directors and the approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our Company or otherwise discourage a potential acquirer from attempting to obtain control of us through corporate actions such as merger or take-over attempts, which could conflict with the interests of other shareholders.

There may not be an active, liquid trading market for our Ordinary Shares.

An active trading market for our Ordinary Shares may not develop or be sustained. You may not be able to sell your Ordinary Shares at the market price, if at all, if trading in our Ordinary Shares is not active. In addition, we completed a 1-for-12 reverse share split in June 2026, which reduced the number of our outstanding Ordinary Shares from 18,785,750 to 1,582,111. Such reduction could negatively impact the volume of trading in our Ordinary Shares and the liquidity of the investment in our securities.

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We are subject to financial reporting rules and timeliness requirements of financial reports.

As a publicly traded company in the U.S. with our shares listed on Nasdaq, we are a reporting company subject to SEC rules, and we are required to comply with Nasdaq listing rules on the filing of our financial reports. Pursuant to SEC regulations, we are required to file our annual report on Form 20-F containing our audited financial statements within four months of our fiscal year end, which must be presented in accordance with either IFRS or U.S. GAAP. Pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, we may apply for an extension of fifteen days for the filing of such annual report. In addition, Nasdaq listing rules require that each foreign private issuer shall submit on a Form 6-K an interim balance sheet and income statement as of the end of its second quarter. This information must be provided no later than six months following the end of the company’s second quarter.

In December 2025, we received notification from Nasdaq that the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2025 was incomplete and that the Company was delinquent in its filing obligations. This was because such report failed to include an opinion from the Company’s auditor, NLA DFK Assurance PAC, on the Company’s financial statements. The primary reason for such delinquency was because our auditor was unable to obtain sufficient evidence that they required relating to our acquisition of Bethesda Medical in order to provide a basis for an audit opinion. In March 2026, we filed an amended annual report on Form 20-F/A, which included a new unqualified audit opinion and amended and restated our audited consolidated financial statements for the fiscal years ended June 30, 2025 and 2024 and the related notes thereto. However, there can be no assurance that we will not in the future be unable to timely file the required financial statements within the applicable due dates, or that we will remain in compliance with SEC reporting rules and Nasdaq listing requirements. Any future delinquencies resulting from such non-compliance or any future acquisition activities may result in our shares being suspended or delisted from Nasdaq, which would have a material adverse effect on the liquidity of our shares, investors’ ability to sell such shares, and our ability to raise funds or maintain sufficient working capital in the future.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. Accordingly, we will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

In order to address and resolve the foregoing material weakness, we will implement measures designed to improve our internal control over financial reporting to remediate this material weakness, including hiring outside financial personnel with requisite training and experience in the preparation of financial statements in compliance with applicable Securities and Exchange Commission requirements within six months from the completion of our offering.

We are a BVI company and, because judicial precedent regarding the rights of members is more limited under BVI law than that under U.S. law, you may have less protection for your member rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time, the BVI Act and the common law of the BVI. The right of members to take action against the directors, actions by minority members and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as that from English common law, which has persuasive, but not binding, authority on a court in the BVI. The rights of our members and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the BVI has a less exhaustive body of securities laws than the U.S. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public members may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling members than they would as members of a U.S. public company.

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Because we do not expect to pay dividends in the near future after our initial public offering, you must rely on price appreciation of the Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after our initial public offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the near future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. All dividends are subject to certain restrictions under BVI law and provided that in no circumstances may a dividend be paid unless the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Ordinary Shares will likely depend entirely upon any future price appreciation of the Ordinary Shares. There is no guarantee that the Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in the Ordinary Shares and you may even lose your entire investment in the Ordinary Shares.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the BVI. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in the British Virgin Islands or Singapore based on U.S. or other foreign laws against us, our management or the experts named in this report.

Basel Medical is a BVI business company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in Singapore. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process within the U.S. or elsewhere upon these persons. It may also be difficult for you to enforce in Singapore or British Virgin Islands courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, and the substantial majority of whose assets are located outside of the U.S. It may be difficult or impossible for you to bring an action against us in the British Virgin Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or Singapore would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state and it is uncertain whether such British Virgin Islands or Singapore courts would hear original actions brought in the British Virgin Islands or Singapore against us or such persons predicated upon the securities laws of the U.S. or any state.

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The price of our Ordinary Shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be due to factors unrelated to our actual or forecasted operating performance and financial condition or prospects, making it difficult for prospective investors to assess the underlying value of our Ordinary Shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, as there was no prior market for our shares, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trading, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volume of our Ordinary Shares is low, investors buying or selling in relatively small quantities may easily influence the price of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

We and certain of our current directors or officers may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation and regulatory investigations. Involvement in securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research reports about us or our business, or if such analysts issue adverse recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares or trading volume could decline.

The trading market for our ordinary shares will be influenced by research reports that industry or securities analysts publish about our business and financial results, or the lack thereof. The lack of analyst coverage may adversely affect our share price, trading volume, and general investor interest. If analysts who cover us downgrade their recommendation of our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

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If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our Ordinary Shares may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Ordinary Shares are listed and traded on the Nasdaq Capital Market under the symbol “BMGL.” We cannot assure you that our Ordinary Shares will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, without any further vote or action by our shareholders; and

●	provisions that limit the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

British Virgin Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s memorandum and articles of association. Our amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than 10% by number of issued shares which as at that date carry the right to vote, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least seven clear days is required for the convening of our annual general shareholders’ meeting and at least seven clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of the holders of one-third of the shares being individuals present in person or by proxy. For these purposes, “clear days” means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect.

Handling of Mail.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organisation which provides registered office services in the BVI) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

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USE OF PROCEEDS

Assuming the sale of all of the [5,000,000] Units offered hereby, we estimate that we will receive net proceeds of approximately US$[●] from this offering, based on an assumed public offering price of US$[●] per Unit, which is the last reported sales price of our Ordinary Shares on Nasdaq on [●], 2026 and after deducting the placement agent fee and estimated offering expenses payable by us, and excluding any proceeds from the conversion of any Common Warrant. The final public offering price of the Units in this offering will be determined through negotiation between us, the investors and the Placement Agent.

We currently intend to use all of the net proceeds to us from this offering for general working capital purposes, mergers and acquisitions and other general corporate purposes. Our current intentions are based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to This Offering— You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our Ordinary Shares.”

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DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under BVI law, namely that in no circumstances may a dividend be paid unless the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Since its inception, Basel Medical has not declared or paid any dividends on our Ordinary Shares. We do not have any present plan to declare any cash dividends on our Ordinary Shares in the near future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and grow our business.

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CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2025:

●	on an actual basis; and

●	on a pro forma as-adjusted basis to give effect to the issuance and sale of [5,000,000] Units in this offering based on the assumed offering price of US$[●] per Unit, assuming no exercise of the Common Warrants, after deducting the placement agent fee and estimated offering expenses payable by us. The final public offering price of the Units in this offering will be determined through negotiation between us, the investors and the Placement Agent.

The pro forma as-adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the actual public offering price of the Units. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in this prospectus.

	Actual	As Adjusted Pro Forma (1)
	US$	US$
Share capital	25,609,109	[●]
Merger reserve	(18,362,500)	[●]
Retained earnings	(2,564,554)	[●]
Share based payment reserve	195,273	[●]
Non-controlling interest	190,739	[●]
Translation reserve	(29,903)	[●]
Total shareholders’ equity	5,038,164	[●]
Total capitalization	5,038,164	[●]

(1)	Assuming no exercise of the Common Warrants.

The pro forma as-adjusted information is illustrative only, and we will adjust this information based on the actual public offering price and other terms of this offering determined at pricing. We estimate that such net proceeds will be approximately US$[●].

The net proceeds of US$[●] are calculated as follows: Assuming the sale of all of the [5,000,000] Units offered hereby, and an assumed offering price of US$[●] per Unit, the gross offering proceeds will be US$[●], subject to deducting a placement agent fee of approximately US$[●], Placement Agent’s expense allowance of approximately US$[●], and other estimated offering expenses of approximately US$[●]. The pro forma as-adjusted total equity of US$[●] is the sum of the net proceeds of US$[●] and the actual shareholders’equity of US$5,038,164.

(2)	We completed a reverse share split on June 22, 2026, and the number of issued and outstanding Ordinary Shares of the Company was reduced from 18,785,750 to 1,582,111.

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DILUTION

Our historical net tangible book value was US$ 5,038,164 or US$[●] per outstanding Ordinary Share as of December 31, 2025, after giving retrospective effect to the 1-for-12 reverse split completed on June 22, 2026. The number of issued and outstanding ordinary shares of the Company was reduced from 18,785,750 to 1,582,111. Our historical net tangible book value per Ordinary Share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of Ordinary Shares outstanding. Dilution is determined by subtracting pro forma as adjusted net tangible book value per Ordinary Share from the assumed public offering price per Unit.

Without taking into account any other changes in such net tangible book value after December 31, 2025, other than to give effect to our issuance and sale of [5,000,000] Units in this offering at an assumed public offering price of US$[●] per Unit, assuming no exercise of the Common Warrants, and after deduction of placement agent fee and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2025 would have been approximately US$[●] per outstanding Ordinary Share, after giving retrospective effect to the 1-for-12 reverse split.

This represents an immediate increase in net tangible book value of approximately US$[●] per Ordinary Share to existing shareholders and an immediate decrease in net tangible book value of approximately US$[●] per Ordinary Share to purchasers of Ordinary Shares in this offering.

The following table illustrates such increase in net tangible book value per share to investors in this offering (after giving retrospective effect to the 1-for-12 reverse split):

Offering (Per Ordinary Share)
Assumed public offering price per Unit	US$	[●]
Net tangible book value per Ordinary Share as of December 31, 2025	US$	0.2681
Increase in net tangible book value per Ordinary Share attributable to the pro forma adjustments described above	US$	[●]
Pro forma net tangible book value per Ordinary Share as of December 31, 2025	US$	[●]
Decrease in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Units in this offering	US$	[●]
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	US$	[●]
Increase in net tangible book value per Ordinary Share to new investors in this offering	US$	[●]

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

REVIEW OF RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024 (UNAUDITED)

Financial Performance for the Six months ended December 31, 2025 and 2024

Revenue

Revenue increased by S$3,232,224, or 64.2%, from S$5,034,080 for the six months ended December 31, 2024 to S$8,266,304 (US$6,428,419) for the six months ended December 31, 2025. The increase was primarily attributable to higher business activity and increased demand for the Group’s services during the period.

Other income

Other income increased significantly by S$3,115,198, or 871.1%, from S$357,647 for the six months ended December 31, 2024 to S$3,472,845 (US$2,700,712) for the six months ended December 31, 2025. The increase was mainly attributable to gains arising from business transactions and other non-operating income recognized during the period.

Consumables, medical supplies and other related expenses

Consumables, medical supplies and other related expenses increased by S$981,805, or 93.6%, from S$1,049,281 for the six months ended December 31, 2024 to S$2,031,086 (US$1,579,505) for the six months ended December 31, 2025. The increase was generally in line with the higher level of business activities and revenue generated during the period.

Employee benefit expense

Employee benefit expenses increased by S$2,739,953, or 96.2%, from S$2,847,542 for the six months ended December 31, 2024 to S$5,587,495 (US$4,345,202) for the six months ended December 31, 2025. The increase was mainly attributable to an increase in headcount, higher remuneration costs and additional staff-related expenses incurred to support business expansion.

Depreciation expense

Depreciation expense increased by S$1,705,815, or 485.3%, from S$351,469 for the six months ended December 31, 2024 to S$2,057,284 (US$1,599,879) for the six months ended December 31, 2025. The increase was mainly due to higher depreciation and amortization charges relating to right-of-use assets and property and equipment.

Rent Expense

Rent expense decreased significantly by S$115,550, or 96.3%, from S$120,000 for the six months ended December 31, 2024 to S$4,450 (US$3,461) for the six months ended December 31, 2025. The decrease was mainly attributable to the expiration of short-term lease arrangements incurred in the prior period.

Other operating expenses

Other operating expenses increased by S$264,249, or 21.3%, from S$1,242,459 for the six months ended December 31, 2024 to S$1,506,708 (US$1,171,715) for the six months ended December 31, 2025. The increase was mainly attributable to higher professional fees, administrative expenses and costs associated with the Group’s expanded operations.

Finance costs

Finance costs increased by S$118,165, or 121.1%, from S$97,619 in the six months ended December 31, 2024 to S$215,784 (US$167,808) in the six months ended December 31, 2025. The increase was mainly attributable to higher interest expenses arising from borrowings and lease liabilities.

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Profit before tax

The Group recorded a profit before tax of S$336,342 (US$261,561) in the six months ended December 31, 2025, compared to a loss before tax of S$316,643 in the corresponding period of 2024. The turnaround was mainly attributable to the significant increase in revenue and other income, partially offset by higher employee benefit expenses and depreciation charges.

Income tax expense

Income tax expense increased by S$175,496 from S$388 for the six months ended December 31, 2024 to S$175,884 (US$136,779) for the six months ended December 31, 2025, which was consistent with the improvement in profitability during the period.

REVIEW OF FINANCIAL POSITION AS OF DECEMBER 31, 2025 AND 2024 (UNAUDITED)

As at December 31, 2025

Total Assets

Total assets increased by S$1.44 million, or 7.73%, from S$18.68 million as at June 30, 2025 to S$20.12 million as at December 31, 2025.

Non-current assets amounted to S$5,947,835 (US$4,625,426), representing 29.6% of total assets as at December 31, 2025, compared to S$5,385,904 as at June 30, 2025.

Non-current assets primarily comprised right-of-use assets of S$5,577,883 (US$4,337,727), property and equipment of S$321,977 (US$250,390), deferred tax assets of S$47,875 (US$37,231) and investments of S$100 (US$78).

Current assets amounted to S$14,176,918 (US$10,989,114), representing 70.4% of total assets as at December 31, 2025, compared to S$13,293,998 as at June 30, 2025.

Trade and other receivables amounted to S$10,752,128 (US$8,325,773) and represented 75.8% of current assets. Cash and cash equivalents amounted to S$1,343,303 (US$1,044,640) and represented 9.5% of current assets. Amounts due from related parties and a third party amounted to S$1,716,505 (US$1,334,867) in aggregate.

Total Liabilities

Total liabilities increased by S$358,416, or 2.7%, from S$13.24 million as at June 30, 2025 to S$13.60 million as at December 31, 2025.

Current liabilities decreased by S$2,639,258, or 26.0%, from S$10,161,209 as at June 30, 2025 to S$7,521,951 (US$5,849,562) as at December 31, 2025.

Trade and other payables amounted to S$3,674,813 (US$2,857,775) and represented 48.9% of current liabilities. Current borrowings amounted to S$2,944,374 (US$2,289,738) and represented 39.1% of current liabilities. Amounts due to related parties amounted to S$887,764 (US$690,384), while asset retirement obligations amounted to S$15,000 (US$11,665).

Non-current liabilities amounted to S$6,078,211 (US$4,726,814), compared to S$3,080,537 as at June 30, 2025. The increase was mainly attributable to additional long-term borrowings.

Borrowings amounted to S$6,039,456 (US$4,696,676), representing 99.4% of total non-current liabilities, while deferred tax liabilities amounted to S$38,755 (US$30,138).

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Total Equity

Total equity increased by S$1,086,435, or 20.0%, from S$5,438,156 as at June 30, 2025 to S$6,524,591 (US$5,038,164) as at December 31, 2025.

The increase was mainly attributable to profit for the period of S$160,458, foreign currency translation gains of S$425,335, share-based payment reserve movements of S$150,000 and non-controlling interests arising from the acquisition of subsidiaries of S$350,642.

Total equity increased by S$1,086,435 from S$5,438,156 as at June 30, 2025 to S$6,524,591 (US$5,038,164) as at December 31, 2025. The increase was mainly attributable to profit generated during the period, foreign currency translation gains and contributions from non-controlling interests.

LIQUIDITY AND CAPITAL RESOURCES OF DECEMBER 31, 2025 AND 2024 (UNAUDITED)

The Group finances its operations through internally generated funds, borrowings from financial institutions and funding from shareholders and related parties.

As at December 31, 2025, cash and cash equivalents amounted to S$1,343,303 (US$1,044,640), compared to S$3,044,466 as at June 30, 2025. Total borrowings amounted to S$8,983,830 (US$6,986,414), comprising current borrowings of S$2,944,374 and non-current borrowings of S$6,039,456.

The Directors believe that the Group has sufficient working capital and financial resources to meet its present obligations and operational requirements for at least the next twelve months.

We set out below a summary of our consolidated statements of cash flows for the period under review. The following net cash flow summary should be read in conjunction with the full text of this document, including consolidated financial statements for the six months ended December 31, 2025 and 2024, as set out in this document.

	Six months ended December 31
	2025		2024
	US$’000	S$’000	S$’000

Net cash -used in/ generated from operating activities	(1,276)	(1,640)	(3,790)
Cash generated from/ -used in investing activities	(93)	(119)	36
Net cash generated from/ -used in financing activities	(285)	(367)	9,261
Net increase /-decrease in cash and cash equivalents	(1,654)	(2,126)	5,507
Cash and cash equivalents at beginning of financial period	2,368	3,044	1,951
Effects of currency translation on cash and cash equivalents	331	425	(12)
Cash and cash equivalents at end of financial period	1,045	1,343	7,446

Six months ended December 31, 2025

For the six months ended December 31, 2025, the Group generated operating cash flows before working capital changes of S$2,528,260 (US$1,966,141).

Net changes in working capital resulted in a cash outflow of S$4,006,606, mainly attributable to an increase in trade and other receivables of S$1,262,862 and a decrease in trade and other payables of S$2,899,972, partially offset by a decrease in inventories of S$156,228.

After payment of income tax of S$21,532 and interest of S$140,506, net cash used in operating activities amounted to S$1,640,384 (US$1,275,665).

Net cash used in investing activities amounted to S$119,144 (US$92,655), mainly attributable to purchases of property and equipment of S$124,916, partially offset by interest income received of S$5,872.

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Net cash used in financing activities amounted to S$366,970. Financing cash outflows mainly comprised repayment of lease liabilities of S$1,725,919, repayment of borrowings of S$124,009 and increases in amounts due from related parties and third parties. These were partially offset by proceeds from borrowings of S$3,000,000, non-controlling interest contributions of S$350,642, share-based payment reserve contributions of S$150,000 and write-off of right-of-use assets of S$261,713.

As a result of the above, cash and cash equivalents decreased by S$1,701,163 from S$3,044,466 as at June 30, 2025 to S$1,343,303 (US$1,044,640) as at December 31, 2025.

CAPITAL EXPENDITURES, COMMITMENTS AND CONTINGENT LIABILITIES OF DECEMBER 31, 2025 AND 2024 (UNAUDITED)

Commitments

As at December 2025 and 2024, our Group was committed to making the following rental payments in respect of operating leases:

	As at		As at
	December 31, 2025		December 31, 2024
	(US$’000)	(S$’000)	S$’000)

Within one year	1,702	2,189	986

Between one year and five years	3,000	3,857	1,507

Total	4,702	6,046	2,493

Material capital expenditures and contingent liabilities

There were no material capital expenditures other than routine purchases of medical, computer and office equipment. The Group has no known contingent liabilities as at December 31, 2025.

SIGNIFICANT ACCOUNTING POLICIES CHANGES SINCE DECEMBER 31, 2025

The accounting policies have been consistently applied by the Group during the years under review, except for the changes in accounting policies as discussed in the consolidated financial statements appended to this document.

REVIEW OF RESULTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

Revenue

Revenue increased by S$1,269,021, approximately 12.6%, from S$10,050,923 in year ended June 30, 2024 to S$11,319,944 (US$8,900,027) in year ended June 30, 2025. This increase in revenue was mainly attributable to the revenue generated by the newly acquired general practitioners clinic group of S$895,362.

For our orthopedic specialist clinic at Gleneagles, revenue increased by S$373,659, approximately 3.7%, from S$10,050,923 in year ended June 30, 2024 to S$10,424,582 (US$8,196,071) in year ended June 30, 2025. This increase in revenue was mainly attributable to higher patient count recorded for the clinics from the corporate patients in which revenue increased by S$464,885 in year ended June 30, 2025 as compared to year ended June 30, 2024. This is attributed to the rebound from the COVID pandemic, as construction workers constitute a large segment of our patients. As the construction sector continues to rebound post-COVID, there is an increase in injury-related cases. This increase in revenue is partially offset by the decrease in revenue from individual walk-in patients in which revenue decreased by S$91,225, in year ended June 30, 2025 as compared to year ended June 30, 2024.

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Other income

Other income increased by S$1,291,460, approximately 280.1% from S$461,029 in the year ended June 30, 2024 to S$1,752,489 (US$1,377,851) in year ended June 30, 2025. This increase was mainly due to contribution from Bethesda group by S$870,419. In addition, interest income from fixed deposits and waiver of long outstanding balance in other creditors contributed partially to the increase.

Consumables, medical supplies and other related expenses

Consumables, medical supplies and other related expenses increased by S$304,323, approximately 13.5% from S$2,248,136 in the year ended June 30, 2024 to S$2,552,460 (US$2,006,809) in year ended June 30, 2025. The increase was in line with the increase in revenue.

Employee benefit expense

Employee benefit expense increased by S$2,758,991, approximately 75.8% from S$3,638,942 in the year ended June 30, 2024 to S$6,397,933 (US$5,030,217) in the year ended June 30, 2025. This increase was mainly due to an increase in headcount and bonus payments. With the acquisition of the Bethesda group, the additional staff from Bethesda group also contributed to the increase.

Depreciation expense

Depreciation expense increased by S$652,401 or 123.4%, from S$528,727 in the year ended June 30, 2024 to S$1,181,128 (US$928,633) in the year ended June 30, 2025. This was mainly contributed by the Bethesda group as a result of depreciation from right of use assets.

Rent expense

Rent expense increased by S$137,895 or 4,336.3%, from S$3,180 in the year ended June 30, 2024, to S$141,075 (US$110,917) in the year ended June 30, 2025 due to a short term lease of office.

Other operating expenses

Other operating expenses increased by S$1,788,040 or 118.2% from S$1,512,168 in the year ended June 30, 2024 to S$3,300,208 (US$2,594,707) in the year ended June 30, 2025. Other operating expenses from the newly acquired Bethesda group contributed to S$317,633 of the increase in other operating expenses. Furthermore, exchange loss resulting from the strengthening of the USD against SGD and professional fees incurred further contributed to the increase.

Finance costs

Finance costs increased by S$27,710 or 15.7% from S$176,238 in the year ended June 30, 2024 to S$203,948 (US$160,349) in year ended June 30, 2025, mainly due to increase in interest expense for term loans.

Impairment loss on goodwill

S$10,349,252 (US$8,136,844) impairment loss on goodwill was recognized for year ended June 30, 2025 from the acquisition of the Bethesda group. As the group was newly acquired and its operations and performance has yet to be turned around, on prudent basis, the full amount of goodwill has been impaired.

Profit before tax

Profit before tax decreased by S$13,458,131 from a profit of S$2,404,561 in the year ended June 30, 2024 to a loss of S$11,053,571 (US$8,690,598) in the year ended June 30, 2025, mainly arising from impairment loss on goodwill of S$10,349,252.

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Income tax expense

Income tax expense decreased by S$749,154 from S$331,761 in the year ended June 30, 2024 to a tax benefit of S$417,393 (US$328,165) in the year ended June 30, 2025, due to reversal of over-provision of tax for prior years.

REVIEW OF FINANCIAL POSITION AS OF JUNE 30, 2025 AND 2024

As at June 30, 2025

Current Assets

Current assets amounted to S$13,293,998 (US$10,452,078) or 71.2% of the total assets as at June 30, 2025, and mainly comprised inventories, trade and other receivables, cash and cash equivalents, deferred offering costs and current tax assets.

Inventories amounted to S$489,062 (US$384,513) and accounted for 3.7% of the current assets, and comprised of drugs and medical supplies.

Trade and other receivables amounted to S$9,489,266 (US$7,460,701) and accounted for 71.4% of the current assets, which are mainly trade receivables due from corporate clients, deposits, and other receivables.

Cash and cash equivalents amounted to S$3,044,466 (US$2,393,636), and accounted for 22.9% of the current assets.

Deferred offering costs amounted to S$31,797 (US$25,000), and accounted for 0.2% of the current assets.

Current tax assets amounted to S$239,407 (US$188,228), and accounted for 1.8% of the current assets.

Non-Current Assets

As at June 30, 2025, non-current assets amounted to S$5,385,904 (US$4,234,534) or 28.8% of our Group’s total assets. Non-current assets mainly consist of right of use assets from lease properties of S$4,949,372 (US$3,891,322), deferred tax assets of S$47,875 (US$37,640), and property and equipment of S$388,657 (US$305,572).

Current Liabilities

Current liabilities amounted to S$10,161,209 (US$7,989,000) and accounted for 76.7% of our total liabilities, and comprised of trade and other payables, borrowings, amount due to related parties and asset retirement obligation.

Trade and other payables amounted to S$6,574,785 (US$5,169,262) and accounted for 64.7% of our current liabilities. Trade and other payables mainly comprised trade payables to suppliers in relation to the purchases of consumables and medical supplies, accrued bonus for employees and goods and services tax payable.

Borrowings, which amounted to S$2,121,119 (US$1,667,677) and accounted for 20.9% of our current liabilities, mainly related to lease liabilities.

Amount due to related parties of S$1,450,305 (US$1,140,266), or 14.3% of our Group’s total current liabilities.

Asset retirement obligation of S$15,000 (US$11,795), or 0.1% of our Group’s total current liabilities.

Non-current liabilities

Non-current liabilities amounted to S$3,080,537 (US$2,421,996) and accounted for 23.5% of our total liabilities. Non-current liabilities comprised of lease liabilities of S$2,956,727 (US$2,324,654), and deferred tax liabilities of S$123,810 (US$97,342).

Total Equity

Total equity amounted to S$5,438,156 (US$4,275,616), mainly comprising S$34,208,562 (US$25,609,109) of share capital, S$24,455,170 (US$18,362,500) of merger reserve arising from group restructuring, S$3,854,948 (US$2,695,407) of retained earnings, translation reserve of S$463,787 (US$278,337) and non-controlling interest of S$3,499 (US$2,751).

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LIQUIDITY AND CAPITAL RESOURCES AS OF JUNE 30, 2025

We financed our growth and operations through a combination of shareholders’ equity (including retained profits), net cash generated from operating activities, and borrowings from financial institutions. Our principal uses of cash have been for operational expenses, working capital purposes and payment of taxes.

As at June 30, 2025, we had cash and cash equivalents of S$3,044,466 (US$2,393,636) and equity attributable to owners of our Company amounted to S$5,434,657 (US$4,272,865).

Our Directors are of the reasonable opinion that, after taking into consideration the cash flows generated from our operations, our external borrowings and our existing cash and cash equivalents, and without considering any subsequent drawdowns thereof, the working capital available to our Group is sufficient to meet our present requirements and for at least 12 months after the period end.

We set out below a summary of our consolidated statements of cash flows for the year under review. The following net cash flow summary should be read in conjunction with the full text of this document, including consolidated financial statements for the year ended June 30, 2025 and 2024, as set out in this document.

	Year ended June 30
	2025		2024
	US$’ 000	S$’ 000	S$’ 000

Net cash (used in)/ generated from operating activities	(3,180)	(4,044)	2,509
Cash generated from/ (used in) investing activities	(8,567)	(10,897)	(8)
Net cash generated from/ (used in) financing activities	12,971	16,498	(1,767)
Net increase /(decrease) in cash and cash equivalents	1,224	1,557	734
Cash and cash equivalents at beginning of financial year	1,534	1,951	1,217
Effects of currency translation on cash and cash equivalents	(365)	(464)	-
Cash and cash equivalents at end of financial year	2,394	3,044	1,951

Year ended June 30, 2025

For the year ended June 30, 2025, we used operating cash flows before working capital changes of S$1,766,409 (US$1,388,794). Net changes in working capital amounted to -S$4,958,188 (-US$3,898,253). This was due mainly to an increase in trade and other receivables of S$8,687,432 (US$6,830,279), an increase in trade and other payables of S$4,003,506 (US$3,171,245) and an increase in inventories of S$304,262 (US$239,218). We paid interest of S$203,948 (US$160,349) and income tax of S$648,293 (US$509,704) in the year ended June 30, 2025. As a result, the net cash used in operating activities amounted to S$4,044,020 (US$3,179,511).

Cash generated used in investing activity amounted to S$10,896,890 (US$8,567,411), mainly due to acquisition of new subsidiary of S$10,339,950 (US$8,129,531) and acquisition of property and equipment of S$ 556,940 (US$437,880).

Net cash generated from financing activities of S$16,498,110 (US$12,971,232) was mainly due to proceed of share issuance of S$9,753,384 (US$7,668,358), decrease in amount due from related parties of S$10,557,240 (US$8,300,370), proceeds from borrowings of S$4,000,000 (US$3,144,901), decrease in deferred offering costs of S$1,556,226 (US$1,223,543). This increase was partially offset by repayment of borrowings of S$8,261,290 (US$6,495,235) and payment of principal portion of lease liabilities of S$1,321,600 (US$1,039,075).

As a result of the above, our Group’s cash and cash equivalents increased by S$1,093,413 from S$1,951,053 as at June 30, 2024 to S$3,044,466 (US$2,393,636) as at June 30, 2025.

CAPITAL EXPENDITURES AND CONTINGENT LIABILITIES AS OF JUNE 30, 2025

There were no material capital expenditures other than routine purchases of medical, computer and office equipment. The Group has no known contingent liabilities as at June 30, 2025.

SIGNIFICANT ACCOUNTING POLICIES CHANGES AS OF JUNE 30, 2025

The accounting policies have been consistently applied by the Group during the years under review, except for the changes in accounting policies as discussed in the consolidated financial statements appended to this document.

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BUSINESS

OVERVIEW

Basel Medical Group Ltd, or “Basel Medical”, is a BVI business company incorporated in the BVI. Basel Medical serves as the holding company of our Group and we conduct our operations through our operating subsidiaries based in Singapore. Our operations are based in Singapore, with our specialist clinics being at 6 Napier Road, Gleneagles Medical Centre, a convenient and central location in Singapore accessible by public transportation. Our general practices in the group are at locations across Singapore, including Suntec City, Grantral Mall, Toa Payoh Hub, Margaret Drive, Tampines and Gateway East. We currently have 13 medical practitioners in our Group, comprising four specialists and 9 general practitioners. The services provided by our clinics include, but are not limited to, consultation, medical diagnosis and medical or surgical treatments for orthopedic, trauma, sports medicine, general practice, health screening, mental health, women’s health and neurosurgical conditions and our clinics are equipped with the facilities needed to perform a variety of procedures on site and minor surgical services. Major surgeries will be carried out at Gleneagles Hospital, Mount Elizabeth Hospital, Mount Elizabeth Novena Hospital, Parkway East Hospital, Mount Alvernia Hospital, Farrer Park Hospital and other day surgery centers in Singapore where our medical practitioners are accredited to practice. Our clinics have been selected by several insurance providers as preferred medical care providers and our medical doctors are MediSave accredited, and therefore patients can submit their MediSave or Integrated Shield Plan claims through our clinics. MediSave is a national medical savings scheme in Singapore that helps individuals set aside part of their income to pay for their personal or approved dependents’ hospitalization, day surgery and certain outpatient expenses, as well as their healthcare needs in old age. MediShield Life (“MSHL”) is a basic national health insurance scheme in Singapore that provides lifelong coverage for Singapore citizens and permanent residents. Certain aspects of MediShield Life are paid for using MediSave funds. Integrated Shield Plans are optional health coverage in Singapore provided by private insurers that complements MSHL with higher coverage benefits.

The patients who visit our clinics are either walk-in patients, employees of corporations, or policyholders of insurance companies with whom we have entered into arrangements. We believe that such arrangements with corporations and insurance companies to offer our medical services at preferred rates allow for the convenient, reliable and cost-effective inpatient and outpatient medical treatments at private hospitals, provide our Group’s clinics with patient volume and enables these corporations and insurance companies to meet their budgetary constraints in relation to the medical treatment of their employees or, as the case may be, policyholders. For the past five years, we served more than 20 insurance companies and over 300 corporations.

OUR CORPORATE STRUCTURE

The following diagram illustrates our corporate structure as of the latest practicable date:

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A brief description of the subsidiary entities in our group as of the latest practicable date is set out below.

No.	Group entity	Jurisdiction of incorporation	Business Profile
1.	Basel Medical Group Pte. Ltd. (previously known as Singmed Specialists Pte. Ltd.)	Singapore	Intermediate holding company
2.	Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd.	Singapore	Clinics and other general medical services
3.	Singapore Knee, Sports and Orthopaedic Services Pte. Ltd.	Singapore	Clinics and other general medical services
4.	Singapore Sports & Orthopaedic Clinic Pte. Ltd.	Singapore	Clinics and other general medical services
5.	Singapore Sports & Orthopaedic Services Pte. Ltd.	Singapore	Specialised medical services (Including day surgical centres)
6.	SSOC Pte. Ltd.	Singapore	Clinics and other general medical services
7.	SSOS Pte. Ltd.	Singapore	Clinics and other general medical services
8.	Pharma Avenue Pte. Ltd. (previously known as Singapore Sports and Physiotherapy Centre Pte. Ltd.)	Singapore	Other health services
9.	Bethesda Medical Pte. Ltd.	Singapore	Clinics and other general medical services
10.	Oasis Medical Clinic Pte. Ltd.	Singapore	Clinics and other general medical services
11.	SSOC Farrer Park Pte. Ltd.	Singapore	Clinics and other general medical services
12.	SSOC Novena Pte. Ltd.	Singapore	Clinics and other general medical services
13.	SSOC Orchard Pte. Ltd.	Singapore	Clinics and other general medical services

OUR BUSINESS MODEL

Patient types, fees and payment

Our business model can be broadly divided into two segments, comprising the (i) individual patient segment, which is made up of individual walk-ins and recurring individual patients, and (ii) our corporate client segment, which mainly includes patients referred to us by their employers which are our corporate clients. Our fees are paid for either by the patient, or by the patient’s employer or insurer in the case of a qualifying claim which qualification depends on the terms of employment or insurance coverage of such patient. As is the case with other clinical groups in Singapore, our fees and charges are determined based on the types of services rendered and medication prescribed. We maintain an internal itemized fee scale which sets out the prices of our services for patients. The Singapore Ministry of Health has published a set of fee benchmarks which constitute recommended charges for doctors and hospital fees in the private sector, for routine and typical cases. These benchmarks inform what is a reasonable range of fees that patients and insurers could expect to pay, and serve as a reference for doctors and hospitals in setting their fees. Our fee scale is determined and periodically revised with reference to such benchmarks. We also prescribe orthopedic devices as part of the treatment of our patients where necessary, with such orthopedic devices being wholly-sourced from and supplied by wholesale suppliers.

Patient demographics

For the year ended June 30, 2026, approximately 9% of our patients were aged 25 years old and below, approximately 35% aged 26 to 40 years old, approximately 41% were aged 41 to 60 years old and approximately 15% were 61 years old and above. For the same year, approximately 51% were male and 49% were female.

For the year ended June 30, 2026, based on our historical estimation, approximately 0.2% of our patients are employees of corporate clients who receive treatment of work related injuries, such as manual laborers from the construction, marine, and oil and gas industries, approximately 0.05% are individual customers who are treated for spinal surgery and other neurological conditions, while approximately 0.2% are individual customers treated for other sub-specialties, including trauma, sports medicine, joint replacement, knee replacement, physiotherapy, arthroscopy, knee/hip replacements, sports medicine/surgery, foot/ankle surgery and others.

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Our Medical Facilities

Our Group operates medical clinics that are located at the following locations in Singapore:

Medical Clinic	Location

Singapore Sports & Orthopaedic Clinic	6 Napier Road, #02-10/11 Gleneagles Medical Centre

Bethesda Medical Clinic (Suntec)	3 Temasek Boulevard #03-330 Suntec City Mall

Bethesda Medical Clinic (Grantral Mall-Macpherson)	601 Macpherson Road #01-04

Bethesda Medical Clinic (Toa Payoh)	500 Lorong 6 Toa Payoh #04-33

Bethesda Medical Clinic (Margaret Drive)	38 Margaret Drive #02-03

Bethesda Medical Clinic (Tampines)	406 Tampines Street 41 #01-31

Bethesda Medical Clinic (Beach Road)	152 Beach Road, #03-08 Gateway East

Types of Treatments and Services

Our Group is a healthcare group primarily involved in the provision of a comprehensive range of health services including but not limited to orthopedic treatments and surgeries, trauma and sports medicine services (both surgical and non-surgical), physiotherapy services, general practices, health screening, mental health, woman’s health and neurological treatments.

Orthopedic Services

In general, our orthopedic services can be categorized as surgical and non-surgical treatments.

Surgical

Our medical professional team provides surgical services to treat a wide range of orthopedic conditions and adopt advanced techniques such as minimally invasive surgery and keyhole surgery which enhances surgical precisions, reduces complications, and encourages fast recovery for our patients. We also employ the use of advanced technology such as robots which enable us to perform our surgeries with precision. Our medical practitioners are all trained and experienced surgeons who have many years of clinical and surgical experience.

Non-Surgical

We also provide a wide range of non-surgical services, ranging from general consultations to diagnostic and therapeutic orthopedic procedures such as medications, injections, splinting and physiotherapy in the outpatient setting. Our medical practitioners also provide, inter alia, second opinions and being on-call in the hospitals associated with our clinics.

Treatment Process

When a patient first visits one of our clinics, he or she will go through a consultation with one of our medical practitioners for an accurate diagnosis of their medical condition. Depending on the medical condition, tests such as MRI scans, CT scans or X-rays may be arranged for the patient. Our medical practitioners will then review the results of such tests and determine the best form of treatment for the patient and advise them accordingly. We may prescribe orthopedic devices to our patients where necessary, such as joint implants, bone fixation devices, orthopedic braces and supports and other related devices, with such orthopedic devices being supplied by wholesale suppliers. Generally, surgical procedures are carried out in the hospitals and medical centers in which our clinics are located. We also provide post-surgical services to our patients which include arranging inpatient support as well as follow-up consultations.

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Physiotherapy Services

Physiotherapy is the use of evidence-based proven techniques to help restore, maintain and maximize movement, function and overall-well-being. It includes rehabilitation as well as injury prevention and promotion of health and fitness. Physiotherapy services are ideal for patients of all ages affected by injury or orthopedic conditions, for pain management, improved sports performance and for general health and wellbeing. Generally, patients seeking a non-invasive treatment option that would improve their mobility would consider physiotherapy. During the initial session, our medical practitioners will perform a physical examination to assess the patient’s musculoskeletal condition, identify its cause or contributing factors and work with the physiotherapists develop a holistic management plan that will optimize the treatment outcome. The focus is on resolving functional issues such as difficulties in the movement and performance of daily activities.

Neurology and Neurosurgical Treatments

Our neurosurgeon possesses substantial experience in the field of neuroscience and is able to provide comprehensive services for the treatment of brain and spine conditions across all age groups. Our Group is able to address a wide range of issues, from headaches and brain tumors to aneurysms and strokes. Additionally, our team of medical practitioners collaborate to offer comprehensive care for patients facing various orthopedic and neurological diseases and disorders. This encompasses conditions such as epilepsy, brain and spine tumors, concussions, craniofacial deformities, scoliosis, movement disorders, and more. The seamless coordination between our orthopedic doctors and neurosurgeon facilitates smooth transitions in patient care.

Our Corporate Clients

A portion of the patients who visit our clinics are employees of corporations, such as construction, marine, and oil & gas companies, or policyholders of insurance companies. We have entered into arrangements with such corporations and insurers, a common practice in the Singapore medical services industry, where such counterparties may refer their employees to us for treatment, or include us in a panel of recognized medical clinics eligible for coverage under the relevant insurance plan. The material terms in our typical agreements with such corporations are set out below:

Scope	Our Group contracts with corporations to provide medical services for their employees. If and when an employee utilizes the services of our Group, we will bill and seek payment from the employer.

Exclusivity	We may have exclusivity arrangements with certain corporations to enjoy our preferential rates.

Term of cooperation	Typically, our agreements with such corporations are perpetual but are terminable subject to periodic renewal or provision of the required notice period.

Payment terms	We typically provide preferential rates for our consultancy, treatment, and medication charges, which may be subject to adjustment. We may provide credit terms to the corporations to settle our fees on a periodic basis.

Other obligations	We are typically contractually obligated to maintain the required licenses, permits and insurance to provide our medical services.

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The material terms in our typical agreements with third-party insurers are set out below:

Scope	Our Group contracts with insurers which provide insurance or health programs to their covered participants. Such insurers may list our clinics on their panel lists and provide information about our Group and our services to their covered participants. When a participant utilizes the services of our Group, we will bill and seek payment from the insurer.

Exclusivity	There are generally no exclusivity arrangements and such insurers are free to enter into similar arrangements with other clinic and medical service providers.

Term of cooperation	Typically, our agreements with such insurers are perpetual but are terminable subject to periodic renewal or provision of the required notice period.

Payment terms	We typically provide a schedule of our consultancy, treatment, and medication charges, which may be subject to adjustment. Certain agreed discounts may be available to the insurer based on the usual and customary charges for our services. Certain corporate insurers may charge administration fees from us.

Other obligations	We are typically contractually obligated to maintain the required licenses, permits and insurance to provide our medical services.

Our Specialist Doctors:

Our Group’s reputation and image was built painstakingly through the professionalism of our specialist doctors. Our roster of medical specialists includes Dr. Kevin Yip, MBBS (U of London, United Kingdom), FRCS (Orth Surg) (RCS, Edinburgh, United Kingdom), FHKCOS (Hong Kong College of Orthopaedic Surgeons, Hong Kong, China), FAMS (Orth Surg) (Academy of Medicine, Singapore), who is the founder of our Group, Dr. Matthew Tung, MBBS (NUS, Singapore), FRCS (Neurosurgery) (RCPS, Glasgow, United Kingdom), a neurosurgeon who specializes in treating disorders of the brain and spine with special interest in back pain and neck pain, nerve pain and headache, Dr. Palanisamy Arul Murugan, MBBS in Orthopaedic Surgery (IN), MRCS (Member of the Royal College of Surgeons of Edinburgh) Edin, Mmed (Master of Medicine, Ortho), FRCS (Ortho), a practicing doctor with our Singapore Sports and Orthopaedic Clinic who joined our Group in December 2020, and Dr. Kelvin Tan, MBBS (Singapore), MRCS (Edinburg), M.Med (Orthopedics), FRCS (Edinburg) (Orthopedics), a consultant orthopedic surgeon at Singapore Sports and Orthopaedic Clinic who joined our Group in August 2024.

Competition

The medical treatment market in Singapore is highly fragmented, with low barriers to entry and low consolidation. We generally face competition from both medical practitioners and non-medical practitioners. Such medical practitioners include doctors and surgeons in specialties such as orthopedics, neurosurgeons, neurologists, and rheumatologists who offer similar medical procedures to treat pain or alternative medical treatments. There are certain other corporate groups in Singapore offering general medical and orthopedic treatments, including listed companies, as well as small and medium enterprises, some of which have been offering similar private orthopedic and physiotherapy services for twenty or more years in the Singapore market. The non-medical practitioners who provide comparable pain management treatments include traditional Chinese medicine physicians, physiotherapists, and chiropractors, who provide alternative services to our pain care services designed to alleviate pain conditions suffered by patients. As for our general services under Bethesda Medical Clinics, we face competition from general practices with rich experienced clinicians. Singapore is a densely populated country and most neighborhoods have some form of general practice clinics. These clinics may range from solo practitioners to group practices and the clinicians’ experience can be highly variable. Ultimately, our business moat lies in the level of integration of services within its micro ecosystem i.e. musculoskeletal related diseases, integration into payors’ ecosystem such as insurers or national programs, quality and continuity of care of the practice itself.

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Our Patients and Clients

Customer Base

Our customers primarily include (i) first time or recurring individual patients and (ii) corporate employers, a substantial portion of which are construction, marine and oil & gas companies, walk in customers, referral from our general practitioners. Our revenue for the periods indicated below categorized according to inpatient treatment (which involves ward admission), outpatient treatment (which do not require hospitalization), corporate patients (being patients referred to us by our corporate customers) and individual patients (who are our direct customers and are not referred to us by corporate customers) is as follows:

	Years ended June 30
	2026			2025
	US$’000	S$’000%		S$’000%
Specialist clinics
Corporate patients
Inpatients	1,146	1,479	9	1,448	13
Outpatients	1,835	2,367	14	2,388	21
Total Corporate patients	2,981	3,846	23	3,837	34

Individual patients
Inpatients	2,412	3,112	19	2,093	18
Outpatients	3,590	4,631	28	4,554	40
Total individual patients	6,002	7,743	47	6,648	58

General practice clinics
Corporate patients	2,355	3,039	18	693	6
Individual patients	1,456	1,878	11	202	2
Total Group revenue	12,794	16,507	100	11,380	100

During the year ended June 30, 2026, we had approximately 15,690 patients referred by our corporate clients and 18,633 individual patients and the revenues generated from our ten largest customers represented approximately 5.0% of our revenues for the same period, while such ten largest customers include four corporate clients who refer their employees to us for treatment. During the year ended June 30, 2025, we had approximately 964 patients referred by our corporate clients and 13,161 individual patients and the revenues generated from our ten largest customers represented approximately 4.0% of our revenues for the same period, while such ten largest customers include seven corporate clients who refer their employees to us for treatment.

Sales and Marketing

Our marketing and business development activities are spearheaded by our management and senior medical practitioner leaders who plan and formulate our overall objectives and business strategies within the ambits of the applicable guidelines issued by the MOH and the relevant laws and regulations in Singapore. We have a dedicated corporate marketing team comprising of a marketing supervisor and several marketing staff who implement and monitor our marketing and business development initiatives.

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We market our services and develop our business through the following methods:

●	Personal referrals. Personal referrals by “word of mouth” have proven to be a particularly effective method. This is our Group’s most important asset and strong point. Through this “soft” marketing approach, we attract quality patients who are confident in our healthcare services. We will continue to cultivate brand loyalty and goodwill amongst our existing patients.

●	Advertising and social media. In order to create awareness of our Group, we make use of traditional newspaper advertisements, Google advertisements as well as social media in compliance with all relevant laws, rules, and regulations, including but not limited to the SMC’s Ethical Code and Ethical Guidelines, as well as the advertising guidelines and publicity regulations published under the Singapore Private Hospitals and Medical Clinics Act. Our digital media presence through our website and social media, and search engine optimization has enabled us to increase our brand awareness and customer reach and drive business volumes.

●	Panels of insurance companies. Our clinics have been selected by several insurance providers as preferred medical care providers. The inclusion of our clinics on these panels provides another avenue through which we are able to reach new customers.

●	Corporate marketing. We recognize that corporate clients are an important source of income, and we actively pursue corporate client accounts through conducting presentations at potential corporate client’s premises. Our marketing team is constantly engaging current and new corporate clients to understand their needs and requirements. Prospective corporate clients are also presented with highly competitive preferential rates for the specialist healthcare services offered by our Group that are tailored to the needs of their employees.

●	Participation in medical conferences, seminars and workshops. Our medical practitioners attend health conferences in Singapore and overseas. These events provide opportunities, either as guest speakers or participants, to network with other medical practitioners and the public to increase our presence in the medical industry. Such events are also opportunities for us to identify promising medical specialists that we may recruit to join our Group.

●	Corporate website. Our corporate website highlights the profiles of our specialist medical practitioners, the range of services that we provide and the location of our medical clinics. This allows us to raise the potential customers’ awareness of our Group and the services we provide in addition to traditional marketing methods. It is also an avenue for us to update the public on our Group’s latest activities and to educate the public on health issues. Direct online bookings continues to grow, in part because of effective search engine optimization. We have also been utilizing search engine optimization to improve our website traffic and widen our reach to our targeted audience in order to drive our business volumes. Information contained on our website does not constitute part of this report.

We continually obtain market updates and keep abreast of the latest relevant technology in the healthcare industry, and we formulate growth strategies to increase our profile in the industry. This also enables us to devise growth strategies locally and overseas.

Quality Control and Training

We place a great emphasis on delivering quality personalized care for our patients. Our clinical decisions are made based on patients’ interests and contemporary evidence-based medicine. Our clinic operations team conducts regular training sessions for our medical professionals and support staff, regular surveillance and performance audits and provides professional support to ensure our medical professionals and support staff are in compliance with our operating procedures and business rules. As a condition of their employment, medical professionals are required to provide background information, certificates and evidence that they have complied with the applicable regulatory requirements and have a valid professional indemnity insurance policy.

We believe that service quality is vital to any industry and even more so in the medical and healthcare sectors. We comply with all MOH and SMC guidelines with regards to quality standards. We continually seek feedback from our patients via direct dialogue. The results are relayed to our medical professionals and management. Such feedback is taken seriously and is designed to contribute positively to the overall experience of the patient.

We recognize that the industry that we operate in is competitive, and it is vital to provide quality services and maintain high standards in our operations. We believe that staff training is important for our Group, capability and morale of our staff is of high importance, and that continual staff training and development is crucial to supporting the strategic vision of our Group and the future growth of our business and operations. In order to ensure that our employees are competent in their roles and responsibilities, staff training plays an important role in our operations, and comprises largely on-the-job training and in-house training.

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Our Suppliers

Our patients typically obtain their required drugs and medication from our clinics. The drugs and medications that we prescribed include painkillers, antibiotics, and nerve repair medication. Generally such drugs are widely available, and we do not anticipate any substantive difficulties in procuring such drugs and medications. We have also not experienced significant fluctuations in the prices of such drugs and medications. We obtain such supplies primarily from wholesalers based in Singapore, with which we do not usually have long term contracts as we anticipate being able to have access to alternative suppliers at comparable prices. Other suppliers include laboratory tests service providers, and radiology service providers. For the year ended June 30, 2026, we had approximately 380 suppliers and expenses incurred in relation to our five largest suppliers represented approximately 12% of our total expenses for the same period. For the year ended June 30, 2025, we had approximately 301 suppliers and expenses incurred in relation to our five largest suppliers represented approximately 12% of our total expenses for the same period.

Seasonality

Due to the nature of our medical services, we have not observed any significant seasonal trends affecting our business operations and financial performance and results. We believe that there is no apparent seasonality affecting the business of providing orthopedics and other related services.

Intellectual Property

Our primary intellectual property rights comprise website domain names (including “www.orthopaedicclinic.com.sg”, “www.baselorthopaedics.com”, “www.baselneurosurgery.com” and “www.baselmedical.com”,) and our registered trademark. Given the scale of our operations, which currently only covers Singapore, we currently have registered only one trademark. We may create and register other trademarks in the future as our business grows. We intend to protect our intellectual properties vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights.

OTHER BUSINESS DEVELOPMENTS

In May 2025, we published an announcement relating to the entry by Basel Medical Group Pte Ltd, a subsidiary of the Company, into a master supply agreement with Pancare Technology International (HK) Limited (“Pancare”). The arrangement was subsequently superseded by a tripartite agreement under which Basel Medical Group Pte Ltd acts as the procurement and financing party, arranging sourcing and delivery of medical and personal protective equipment products, while Pancare manages order execution for the purchasing party.

In May 2025, we announced a potential Bitcoin acquisition plan to strengthen our treasury reserves. In July 2025, we announced that we have put on hold such BTC acquisition plan. This decision reflects the ongoing regulatory review of digital assets by US authorities and the current lack of clarity on how forthcoming policies may impact the transaction. Such plans are put on hold indefinitely and we have no current intention to restart any such acquisition.

EMPLOYEES

We had 81 full-time employees as of June 30, 2025, and 74 full-time employees as of June 30, 2026. The following table sets forth the number of our full-time employees categorized by function as of June 30, 2026:

Function	Number of employees
Management	4
Medical practitioner	15
Clinical staff	38
Accounting, human resource and others	9
Marketing	8
Total	74

LEGAL PROCEEDINGS

We may be involved from time to time in private actions, collective actions, class actions, investigations and various other legal proceedings by patients, consumers, employees, commercial partners, competitors and government agencies, among others, relating to, for example, personal injury cases, employment or labor-related disputes such as wrongful termination of employment, consumer complaints, contractual disputes with suppliers or commercial partners, disputes with third parties and regulatory inquiries and proceedings relating to compliance with privacy or other applicable regulations. We may also initiate various legal proceedings such as against former employees, suppliers or other third parties to enforce our rights. There are inherent uncertainties in these matters, some of which are beyond our management’s control, making the ultimate outcomes difficult to predict.

As of the date of this prospectus, we are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

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REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Singapore.

REGULATIONS ON MEDICAL INDUSTRY

Medical Registration Act 1977 of Singapore (the “Medical Registration Act”): The Medical Registration Act provides for, among others, the establishment of the Singapore Medical Council and the registration of medical practitioners in Singapore. Some of the important functions of the Singapore Medical Council are to keep and maintain registers of registered medical practitioners, approve or reject applications for registration under the Medical Registration Act, to issue registration certificates to registered medical practitioners, make recommendations to the appropriate authorities for the training and education of registered medical practitioners and to determine and regulate their conduct and ethics. Subject to certain exemptions as provided for under the Medical Registration Act, no person shall practice as a medical practitioner unless he registered under the Medical Registration Act and has a valid practicing certificate. All medical practitioners of the Group are so registered and hold a valid practicing certificate.

Allied Health Professions Act 2011 of Singapore (the “Allied Health Professions Act”): The Allied Health Professions Act provides for, inter alia, the establishment of the Allied Health Professions Council and registration of prescribed allied health professionals (including physiotherapists) for the protection of the health and safety of the public and for purposes connected therewith. The Allied Health Professions Council was established to, inter alia, issue practicing certificates to registered allied health professionals, accredit programs for the training and assessment of persons seeking to become registered allied health professionals, determine and regulate the standards of practice, competence, conduct and ethics of registered allied health professionals and maintain the register of allied health professionals in Singapore. Subject to certain exceptions, no person can advertise or hold himself out as an allied health professional from a prescribed allied health profession unless he is registered under the Allied Health Professions Act and has a valid practicing certificate.

SMC Ethical Code and Ethical Guidelines 2016 (the “ECEG 2016”): The ECEG 2016 sets out the fundamental tenets of conduct and behavior expected of medical professionals practicing in Singapore. Under the SMC’s Ethical Code, a medical professional is generally expected, among others, to: (a) be dedicated to providing competent, compassionate and appropriate medical care to patients; (b) provide access to and treat patients without prejudice of race, religion, creed, social standing, disability or financial status; (c) maintain the highest standards of moral integrity and intellectual honesty; (d) keep confidential all medical information about patients; and (e) keep abreast of medical knowledge relevant to practice and ensure that clinical and technical skills are maintained. The SMC’s Ethical Guidelines elaborate on the application of the SMC’s Ethical Code and are intended as a guide to all medical practitioners as to what the SMC regards as the minimum standards required of all medical practitioners in the discharge of their professional duties and responsibilities in practice in Singapore. Some of the relevant guidelines provided include: (i) medical professionals who have any financial or professional relationship with organizations offering medical services have responsibility for the organization’s standard of information output about themselves and must therefore acquaint themselves with the nature and content of the organization’s information output as well as their press and media output; (ii) medical professionals may provide information about their qualifications, areas of practice, practice arrangements and contact details. Such information, where permitted, shall be factual, accurate, verifiable and shall not be an extravagant claim, misleading, sensational, persuasive, laudatory, comparative or disparaging; (iii) a medical practitioner participating in legitimate managed health or insurance schemes must not allow financial constraints or pressures inherent in such schemes to influence the objectivity of their clinical judgment in managing patients such that the required standard of care is not provided; (iv) a medical practitioner may pay to a third party administrator company fees that reflect their (or in our case, our) actual work in handling or processing the patients, and such fees must not be based primarily on the services provided or the fees collected by the medical professional; (v) the fees paid to third party administrator companies must not be so high as to constitute “fee splitting” or “fee sharing” or render the medical professional unable to provide the required standard of care; and (vi) if fees paid to third party administrator companies are passed on to patients, the medical practitioner must disclose to the patients.

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Healthcare Services Act 2020 of Singapore (the “HSA”): The clinics will be subject to the HSA, which was recently implemented in Singapore (in three phases, with the final phase having been implemented on 18 December 2023) and repeals the Private Hospitals and Medical Clinics Act 1980 of Singapore (the “PHMC Act”), which previously governed the regulation of private hospitals, medical clinics, clinical laboratories and healthcare establishments in Singapore. The regulatory scope is broadened under the HSA to include healthcare services, allied health and nursing services, traditional medicine and complementary and alternative medicine. The new licensing regime for healthcare providers under the HSA is based on the type of services they provide, rather than based on physical premises as prescribed under the PHMC Act, in order to accommodate modes of service delivery that are not premise-based. Services such as beauty and wellness services, which do not provide direct patient care or the assessment, diagnosis, prevention, alleviation or treatment of a medical condition or disorder, do not fall within the scope of regulation of the HSA. While allied health and nursing services, traditional medicine and complementary and alternative medicine are within the scope of the HSA, these services do not require licensing under the HSA at the moment. Professionals such as physiotherapists and traditional Chinese medicine practitioners will continue to be regulated through existing legislation to ensure patient safety. The provision of a healthcare service that is licensable without a validly issued license under the HSA constitutes an offence for which a fine not exceeding S$100,000 or imprisonment for a term not exceeding two (2) years or to both may be imposed upon conviction. Existing licenses and approvals granted under the PHMC Act will continue to remain in force for the remainder of their validity period to the extent that it is not inconsistent with the HSA.

Key features of the newly implemented HSA include (a) the addition of the requirement for the governing body of a healthcare service to possess the competence and skills to carry out its role. In the case of, among others, board of directors that comprise different individuals, this can be met collectively by different members of the board of directors; (b) enhanced roles for the principal officer who would take on the role of ensuring overall compliance in the day-to-day operations of the healthcare institution, and an additional requirement of the appointment of a clinical governance officer for selected services, who will be responsible for clinical and technical oversight of more complex services that require specialized expertise and who will be required to meet stipulated qualifications depending on the service in question; (c) with regard to committees for clinical quality and medical ethics, requiring licensees to appoint (i) a Quality Assurance Committee to oversee quality assurance processes in the relevant licensed service; (ii) a Service Review Committees for selected services or programs that are deemed higher-risk, more complex or of greater public interest; and (iii) Service Ethics Committees for selected licensees to ensure that patients are treated in an ethical manner before certain complex and high-risk medical treatments can be conducted; (d) empowering MOH, or an appointed operator, to ‘step-in’ and assist in the operations of failing healthcare services where necessary in order to protect patients against abrupt discontinuation of residential care services; (e) imposing restrictions on licensees employing staff to work in healthcare services that cater to frail or vulnerable patient groups such as long-term residential care, mobile medical and the Institute of Medical Health to ensure the safety and well-being of vulnerable patients; (f) restricting the provision of licensable healthcare services together with other un-related or unlicensed services at a premise or a conveyance; and (g) tightening publicity controls to allow only authorized persons such as licensees and their appointed agents to advertise healthcare service claims. Additionally, licensees are required to put in place safeguards to ensure that patients’ health records are kept confidential. A person who contravenes such obligation shall be guilty of an offence and liable on conviction to a fine not exceeding S$20,000 or to imprisonment for a term not exceeding 12 months or to both.

REGULATIONS ON RADIATION PROTECTION

Radiation Protection Act 2007 of Singapore (the “Radiation Protection Act”): Our clinics are subject to the Radiation Protection Act which regulates, inter alia, the use and possession of radioactive materials and irradiating apparatus. The Radiation Protection Act provides that no person shall, except under and in accordance with a license, have in his possession or under his control or use or otherwise deal in any radioactive material or irradiating apparatus. The licenses are issued by the Radiation Protection & Nuclear Science Department under the Radiation Protection Act and its subsidiary legislation, the Radiation Protection (Ionising Radiation) Regulations which regulates, inter alia, the control of radiation exposure, medical and radiological supervision, labelling of irradiating apparatus and radioactive materials, storage of radioactive materials and the use of irradiating apparatus for medical and dental diagnostic purposes. The Group is in compliance with all such licensing requirements.

REGULATIONS ON DIVIDEND DISTRIBUTIONS

The governing legislation for the distribution of dividends in Singapore is the Companies Act 1967 of Singapore (“Singapore Companies Act”). Under the Singapore Companies Act, a Singapore company is only allowed to pay dividends out of profits in compliance with Section 403 of the Singapore Companies Act (which prohibits dividends from being paid out of profits applied towards the purchase of the company’s own shares or gains derived by the company from the disposal of treasury shares) and in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

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REGULATIONS ON DATA PROTECTION

Personal Data Protection Act 2012 of Singapore (the “PDPA”)

The PDPA generally requires organizations to provide notification and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission of Singapore (“PDPC”) and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around the overseas transfers of personal data.

In addition, Do-Not-Call (“DNC”) requirements require organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, unless clear and unambiguous consent to such marketing was obtained from the individual.

The PDPC may impose sanctions in connection with the improper collection, use and disclosure of personal data and certain failures to comply with the PDPA, including the DNC requirements. Organizations who contravene provisions of the PDPA may be liable for a financial penalty of up to S$1 million or 10% of the organization’s annual local turnover (whichever is higher) and / or imprisonment.

REGULATIONS ON EMPLOYMENT

The Employment Act 1968 of Singapore (“Employment Act”) generally extends to all employees, with the exception of certain groups of employees. It provides employees falling within its ambit protections such as minimum notice periods, maximum working hours, a maximum amount of deductions from wages, minimum holidays and rest days, maternity/paternity leave, paid childcare leave, sick leave, etc. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than S$750 (US$545) a month, the employer’s contribution rate is 17% of the employee’s wages.

In addition, the employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act 1990 of Singapore (“EFMA”). Employment of foreign workers is governed by the EFMA. Employment of foreign workers is also subject to the payment of levies ranging from S$230.00 to S$330.00 per month on each foreign worker depending on whether the worker is skilled or unskilled. These policies and regulations affect the availability and employment of foreign workers.

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) imposes general duties on various persons, including, inter alia, employers, principals, and occupiers of workplaces to ensure the safety and health and welfare of employees in the workplace and the general public. Any person who has been imposed duties by the WSHA and fails to comply with the provisions of the WSHA shall be guilty of an offence. Any person guilty of an offence under the WSHA (but not including the relevant regulations) for which no penalty is expressly provided by the WSHA shall be liable on conviction: (a) in the case of a natural person, to a fine not exceeding S$200,000 or to imprisonment for a term not exceeding two (2) years or to both; and (b) in the case of a body corporate, to a fine not exceeding S$500,000, and, if the contravention in respect of which he was so convicted continues after the conviction, he shall (subject to Section 52 of the WSHA) be guilty of a further offence and shall be liable to a fine: (i) in the case of a natural person, not exceeding S$2,000 for every day or part thereof during which the offence continues after conviction; or (ii) in the case of a body corporate, not exceeding S$5,000 for every day or part thereof during which the offence continues after conviction.

The Work Injury Compensation Act 2019 of Singapore (the “WICA”), regulated by Ministry Of Manpower of Singapore, applies to all employees (with the exception of those set out in the Fourth Schedule of the WICA) who have entered into or work under a contract of service or apprenticeship with an employer, in respect of injury suffered by them arising out of and in the course of their employment and sets out, inter alia, the amount of compensation that they are entitled to and the method(s) of calculating such compensation. The WICA provides that if in any employment, personal injury by accident arising out of and in the course of employment is caused to an employee, his employer shall be liable to pay compensation in accordance with the provisions of the WICA. The amount of compensation shall be computed in accordance with a fixed form.

REGULATIONS ON PREVENTION OF CORRUPTION

Under the Prevention of Corruption Act 1960 of Singapore (the “PCA”), it is an offence for a person to (a) corruptly solicit, receive, or agree to receive for himself or any other person; or (b) corruptly give, promise or offer to any person whether for the benefit of that person or of another person, any gratification as an inducement to or reward for (i) any person doing or forbearing to do anything in respect of any matter or transaction whatsoever, actual or proposed; or (ii) any member, officer or servant of a public body doing or forbearing to do anything in respect of any matter or transaction whatsoever, actual or proposed, in which such public body is concerned. It is also an offence under the PCA for an agent to corruptly accept or obtain any gratification in relation to his principal’s affairs, for a person to seek to corruptly influence an agent, or for an agent to deceive his principal by way of a false receipt, amount or other document. The PCA creates a presumption of corruption where any gratification is proved to have been given or received by a person in the employment of the Government of Singapore or of a public body. The burden of proof to rebut the presumption lies with the accused. Under Section 37 of the PCA, the PCA has extra-territorial effect that applies to a Singapore citizen to deal with corrupt acts outside Singapore as though it were committed in Singapore. Non-citizens may be investigated and prosecuted in Singapore if they abet the commission of a corruption offence related to Singapore.

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MANAGEMENT

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our executive officers and directors as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at 6 Napier Road, Unit #02-10/11 Gleneagles Medical Centre, Singapore 258499.

Directors and Executive Officers	Age	Position
Darren Yen Feng Chhoa	39	Chief Executive Officer
Neo Chun How Alton	41	Interim Chief Financial Officer
Tan Boon Chye (Darren)	46	Chief Commercial Officer and Director
Keng Leong Fung (Raymond)	50	Director and Chairman of the Board
Paul Freudenthaler	62	Independent Director
Tony Chen	62	Independent Director
Kwek Yoon Soong	60	Independent Director

Dr. Darren Chhoa, (MD GDHM MACHE), Group Chief Executive Officer. Dr. Darren joined our Group in June 2024. He leads our Group’s health value proposition strategy and also focuses on expansion and introduction of latest clinical solutions into the Group’s practices. Dr. Darren also oversees and develops partnerships and collaborations with other healthcare organizations and stakeholders to enhance Basel’s service delivery and patient care. Additionally, Dr. Darren’s role includes leading enterprise clinical business development opportunities focusing on care delivery models, technologies, and products. Dr. Darren has led many initiatives over the past 12 years and has been directly involved in building a health unicorn in Asia-Pacific in his previous appointments. He also is accountable for Basel’s environmental stewardship work, corporate social responsibility projects, to which the Basel group offers clinical services and pharmaceutical support to the under-served and financially challenged communities around the world. From November 2016 to March 2022, Dr. Darren served as the medical director and vice president with the Fullerton Healthcare Group. From March 2022 to April 2024, Dr. Darren served as a senior director (Health Services) with MHC Health (HMI Group).

Neo Chun How Alton, Group Interim Chief Financial Officer Mr. Neo is a finance professional with extensive experience in corporate leadership, financial management, and education and joined our group as interim CFO in June 2026. Prior to joining Basel Medical, Alton served as the deputy CEO of InCorp Global’s Singapore operations, where he oversaw the entire Singapore’s operations – in particular, advisory and outsourcing services. In this role, he provides expertise in management reporting, corporate restructuring, business valuation, insolvency, and forensic accounting. Before his tenure at InCorp Global, Mr. Neo contributed to the Singapore Ministry of Finance as a tax policy associate, focusing on the development and review of tax incentives. He was also part of the pioneer team at the Singapore Accountancy Commission (now ACRA) that developed the Singapore Chartered Accountant Qualification Programme. In addition to his corporate roles, Mr. Neo is dedicated to education, having developed and taught courses in financial accounting and related subjects at leading tertiary institutions. Currently, he serves as a part-time tutor at the London School of Business & Finance in Singapore and Singapore University of Social Sciences. Mr. Neo holds a Master of Business Administration, University of Hull and is also a Chartered Valuer, Institute of Valuers and Appraisers, CA Singapore, Institute of Singapore Chartered Accountants and CPA Australia.

Tan Boon Chye (Darren), Group Chief Commercial Officer. Mr. Tan joined us as our Chief Commercial Officer in August 2025. Mr. Darren Tan began his entrepreneurial journey in 2007 with a marketing venture. With extensive experience in business consulting, marketing, financing, and corporate development, he has a proven track record in business. A graduate of the University of London (BSc Accounting & Finance), Mr. Tan has also co-founded multiple companies across diverse industries. His achievements have been recognized with the 2010 Successful Entrepreneur Award (Platinum Category) and the 2011 SME1 Asia Emerging Award, and he has been featured by Global Business Magazine, Channel News Asia, and Phoenix Satellite TV.

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Keng Leong Fung (Raymond), Director and Chairman of the Board. Mr. Fung is the founder of Basel Medical Group Ltd prior to our listing on Nasdaq and was formally appointed as our director since April 4, 2025 and as the chairman of the board since April 17, 2025. He has extensive experience in Family Offices, Merger and Acquisition, Capital Market Advisory, Risk & Compliance and Fund Operations. Prior to founding the Basel Medical Group, he started BaselCorp in 2012 as a corporate and financial services firm which was later merged with Incorp Asia. Being a shareholder of the enlarged group, he was in charge of its family offices and financial services. With a portfolio of 15,000 corporate clients across eight countries, Incorp Asia was eventually sold to Hillhouse Capital in 2023. Before establishing BaselCorp, Mr. Fung was a team manager in Citibank in charge of institutional investment funds compliance and trustee operations. He was also a finance lead in the Singapore Ministry of Defence handling defence budget. He started his career as an auditor in a Singapore audit firm.

Mr. Fung served as a non-executive director for various private companies. He was also the advisor and director to various international non-profit organization set up by the Oil and Gas Safety Council and other medical associations. He was also the honorary chairman for Global Chinese Societies Exchange Association. Mr. Fung holds a Master of Business Administration from Nanyang Business School, Nanyang Technological University of Singapore, and is a member of the Institute of Singapore Chartered Accountants.

Paul Freudenthaler, Independent Director. Mr. Freudenthaler has been an independent director on our board since our listing on Nasdaq. He is the former chief financial officer and current board member and board secretary for Freight Technologies Inc. (Nasdaq: FRGT). Prior thereto, Mr. Freudenthaler served as the chief financial officer for several leading companies in both the U.S. and Mexico. From August 2015 to April 2016, he was the chief financial officer for EZ Corp., the Mexico division of Crediamigo, a payroll discount lender. From November 2016 to August 2020, Mr. Freudenthaler was the chief financial officer of Ascentium Capital, an independent small business lender in the U.S. Mr. Freudenthaler drove the growth and successful sale of Ascentium Capital from private equity investors to one of the largest banks in the United States. Mr. Freudenthaler was the chief financial officer for Old Mutual in Latin America from June 2012 to July 2015, Macquarie in Mexico City from June 2009 to May 2012 and Irwin Union Bank in the United States from August 2005 to August 2008. Mr. Freudenthaler’s experience includes successful public offerings and a number of acquisitions totaling well over US$1 billion in both Mexico and the United States. Mr. Freudenthaler was born in Canada and grew up in Mexico City, before spending the following 30 years splitting his time among Mexico, the U.S. and Canada. Mr. Freudenthaler earned his MBA in Finance from The Wharton School of Business, a CPA License from Texas State Board of Public Accounting, and a Bachelor of Commerce in Accounting and Economics from the University of Calgary, Canada. We believe Mr. Freudenthaler’s extensive experience and knowledge in financials and management will help the Group effectively manage corporate risks.

Tony Chen, Independent Director. Mr. Chen has been an independent director on our board since our listing on Nasdaq. He is the CEO of Zirauti Global Ventures, a services company in global commodities trading. He also serves as an advisor to AeroGreens Indonesia, a fast-growing agribusiness company which he cofounded in August 2020. From May 2017 to December 2022, Mr. Chen was the group managing director for Platindo Group, Indonesia, where he oversaw the group’s overall business development and strategy. From March 2002 to September 2009, Mr. Chen served as the CEO for Microsoft Indonesia, in which Microsoft Indonesia won the world’s best subsidiary for two consecutive years (2007 and 2008). From August 1996 to February 2002, Mr. Chen was the country sales director for Oracle Indonesia. Prior to Oracle, Mr. Chen also served with Andersen Consulting, Dun & Bradstreet and Stratus Computer. Mr. Chen graduated from UNINUS, Bandung, Indonesia with a bachelor’s degree in computer science, and obtained various trainings in business, management and leadership from many institutions, including the Harvard Business School in Boston. We believe that Mr. Chen is well qualified to serve on our board due to his wealth of professional experiences and qualifications.

Kwek Yoon Soong, Independent Director. Mr. Soong has been an independent director on our board since our listing on Nasdaq. Mr. Soong possesses extensive experience in the insurance industry in Singapore. From October 2018 to December 2022, he was the Chief Agency Officer of Prudential Insurance Company Singapore. In this role, he oversaw the agency channel and managed a 5,000-strong agency force. He began his career as an insurance agent in 1989. Mr. Soong brings with him many years of experience in training, recruitment and business development which includes leading and driving agency sales, manpower and productivity targets. Prior to joining Prudential, Mr. Soong was a consultant with Zurich Insurance Plc from October 2013 to September 2017 and engaged in projects to transform the agency channel, improve agent productivity and drive revenue growth for Zurich’s subsidiary insurers in ASEAN including Zurich Topas Life (Indonesia) and Zurich Global Life (Singapore). At Allianz Asia Pacific, Mr. Soong was Senior Regional Manager from September 1999 to June 2008 and from November 2011 to September 2013. During his tenure he was seconded as the Chief Agency Officer of Pioneer Life (Philippines) (January 2006 - December 2008), Ayudhya Allianz (Thailand) (October 2004 - June 2005), Allianz Dazhong (China) (February 2003 - September 2004) and Pioneer-Allianz (Philippines) (February 2002 - February 2003). A Singaporean, Mr. Soong graduated from National University of Singapore Law School.

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There are no family relationship between any of the persons named above. To the best of our knowledge, there are no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, other than Mr. Keng Leong Fung (Raymond) and Mr. Tan Boon Chye (Darren), who were nominated to the abovementioned positions by Rainforest Capital VCC, which is the majority and controlling shareholder of the Company.

COMPENSATION

Compensation of Directors and Executive Officers

In the year ended June 30, 2026, we paid an aggregate of US$119,338 in cash compensation to our directors and executive officers as a group. None of our directors or executive officers receives pension, retirement or other similar benefits from us, and we have not set aside or accrued any amount to provide such benefits to our directors or executive officers. Our subsidiaries in Singapore are required by the applicable laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for all employees (including our executive officers) who are employed under a contract of service by our Singapore subsidiaries as prescribed under the Central Provident Fund Act 1953. The contribution rates vary, depending on the age of the employee, and whether such employee is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass). Our directors’ service contracts with the Company do not provide for material benefits upon termination of employment.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or executive officer of the Company.

BOARD AND CORPORATE GOVERNANCE PRACTICES

Board of Directors

Our board of directors currently consists of five directors, including two executive directors and three independent directors. The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized shares as well as exercising other powers, functions and duties as conferred by our amended and restated memorandum and articles of association. A director may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of our company or of any third party. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

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Duties of Directors

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes the amended and restated memorandum and articles of association or the BVI Act.

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our amended and restated memorandum and articles of association or the BVI Act.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

British Virgin Islands law does not regulate transactions between a company and its significant members, however it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority members. We have adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest, and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of the Company.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position.

Terms of Directors and Executive Officers

Pursuant to our amended and restated memorandum and articles of association, directors are appointed and removed by a resolution of members. Our board of directors has the power from time to time and at any time to appoint any person as a director to fill a vacancy on the board or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the amended and restated memorandum and articles of association as the maximum number of directors. Our directors shall be appointed for such term as may be determined by the members and will hold their offices until expiration of their respective terms of office and until their successors shall have been appointed and qualified. In addition, the office of any of our directors shall be vacated if the director (i) gives notice in writing to the Company that he resigns the office of director; or (ii) absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution of directors confirming that he has by reason of such absence vacated office; or (iii) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or (iv) the director is found to be or becomes of unsound mind; or (v) the other directors (being not less than two in number) determine that he should be removed as a director, either by resolution of directors passed by a majority of the other directors at a meeting of the directors duly convened and held in accordance with the amended memorandum and articles of association or by resolution of directors in writing signed by a majority of the other directors; or (vi) the director becomes disqualified to act as a director under section 111 of the BVI Act. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the director and us, if any; but no such term shall be implied in the absence of express provision. Our officers are elected by and serve at the discretion of the board of directors.

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Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Paul Freudenthaler, Tony Chen and Kwek Yoon Soong, and is chaired by Paul Freudenthaler. Each member satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Paul Freudenthaler qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board of directors.

Compensation Committee

Our compensation committee consists of Tony Chen, Paul Freudenthaler and Kwek Yoon Soong, and is chaired by Tony Chen. Each member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;

●	approving and overseeing the total compensation package for our executives other than the three most senior executives;

●	reviewing the compensation of our directors and making recommendations to the board of directors with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Kwek Yoon Soong, Tony Chen and Paul Freudenthaler, and is chaired by Kwek Yoon Soong. Each member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

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●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics. We seek to conduct business ethically, honestly, and in compliance with applicable laws and regulations. Our Code of Business Conduct and Ethics sets out the principles designed to guide our business practices-compliance, integrity, respect and dedication. The code applies to all directors, officers, employees and extended workforce. We expect our suppliers, contractors, consultants, and other business partners to follow the principles set forth in our code when providing goods and services to us or acting on our behalf.

Nasdaq Corporate Governance and Home Country Practices

The Company, which is a business company incorporated in the British Virgin Islands (“BVI”) has informed The Nasdaq Stock Market LLC (“Nasdaq”) that it intends to follow certain BVI corporate governance practices in lieu of certain requirements of the listing rules of Nasdaq (the “Rules”) below:

1.	Nasdaq Marketplace Rule 5605(b)(1) provides that each Listed Company must have a board of directors comprised of a majority of independent directors as required by Rule 5605(b)(1).

2.	Nasdaq Marketplace Rule 5605(b)(2) provides that each Listed Company must have regularly scheduled meetings at which only independent directors present (“executive sessions”), as required by Rule 5605(b)(2).

3.	Nasdaq Listing Rule 5615(a)(3)(A) provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d), provided, however, that such a Company shall: comply with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii) and that Nasdaq Information Memorandum IM-5615-3 provides that a Foreign Private Issuer that elects to follow country practice in lieu of a requirement of Rules 5600, 5250(b)(3) or 5250(d) shall submit to Nasdaq a written statement from an independent counsel in such company’s home country certifying that the company’s practices are not prohibited by the home country’s laws.

4.	Nasdaq Marketplace Rule 5620 provides that (with certain exceptions not relevant to the conclusions expressed herein) each Listed Company shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end.

5.	Nasdaq Marketplace Rule 5620(b) provides that each Listed Company is required to solicit proxies and provide proxy statements for all shareholder meetings. It must also provide copies of its proxy solicitation to Nasdaq.

6.	Nasdaq Marketplace Rule 5635 sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings.

7.	Nasdaq Marketplace Rule 5250(b)(3) provides that each Listed Company must disclose all agreements and arrangements in accordance with this rule by no later than the date on which the company files or furnishes a proxy or information statement subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 in connection with the company’s next shareholders’ meeting at which directors are elected.

8.	Nasdaq Marketplace Rule 5250(d) provides that each Listed Company is required to distribute annual and interim reports to shareholders.

The Company’s practices with regard to these requirements are not prohibited by the BVI Business Companies Act (Revised Edition) 2020 or the amended and restated memorandum and articles of association of the Company as currently in effect.

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PRINCIPAL SHAREHOLDERS

The following table sets forth, as of the date of this prospectus, the beneficial ownership of our Ordinary Shares by each executive officer and director, by each person known by us to beneficially own more than 5.0% of our Ordinary Shares and by our executive officers and directors. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 1,582,111 Ordinary Shares currently issued and outstanding, and [6,582,111] Ordinary Shares issued and outstanding after the close of this offering, assuming no issue of any Pre-Funded Warrants and no exercise of the Common Warrants.

	Ordinary Shares Beneficially Owned Prior to this Offering		Voting Power Prior to this	Ordinary Shares Beneficially Owned After this Offering			Voting Power After this
	Beneficially	Percent	Offering(4)	Number	Percent		Offering(4)
Directors and Executive Officers:
Darren Yen Feng Chhoa	—	—	—	—	—		—
Neo Chun How Alton	—	—	—	—	—		—
Tan Boon Chye (Darren) (1)	850,438	53.8%	53.8%	850,438	[●]	%	[●]	%
Keng Leong Fung (Raymond) (1)	850,438	53.8%	53.8%	850,438	[●]	%	[●]	%
Paul Freudenthaler	—	—	—	—	—		—
Tony Chen	—	—	—	—	—		—
Kwek Yoon Soong	—	—	—	—	—		—
All directors and executive officers as a group:	—	—	—	—	—		—
Principal shareholders beneficially owning more than 5% of our Ordinary Shares:
Rainforest Capital VCC, acting on behalf of its four sub-funds, Basel Medical Fund, Fan Mingchun, Wei Hua and Baselcorp Capital(1)	850,438	53.8%	53.8%	850,438	[●]	%	[●]	%

(1)

Rainforest Capital VCC is a variable capital company incorporated in Singapore and holds 835,715 ordinary shares, 1,938 ordinary shares, 3,876 ordinary shares, and 8,909 ordinary shares of the Company on behalf of Rainforest Capital VCC’s four subfunds, Basel Medical Fund, Fan Mingchun, Wei Hua and Baselcorp Capital respectively. Tan Boon Chye (Darren) and Keng Leong Fung (Raymond) are directors of the management shareholder of Rainforest Capital VCC, being Basel Financial Pte. Ltd., a company incorporated in Singapore, and may be deemed to be beneficial owners of Rainforest Capital VCC. AIP Investment Partners Pte. Ltd., as the manager of Rainforest Capital VCC, controls Rainforest Capital VCC. Mengli Chen, as the director of Rainforest Capital VCC, controls Rainforest Capital VCC and, accordingly, may be deemed to beneficially own the shares that Rainforest Capital VCC beneficially owns in Basel Medical. Mengli Chen, Mi Suk Han and Hyoung Kyun Kim, as the directors of AIP Investment Partners Pte. Ltd., control AIP Investment Partners Pte. Ltd. and indirectly control Rainforest Capital VCC. The business address of AIP Investment Partners Pte. Ltd, Mi Suk Han and Hyoung Kyun Kim is 65 Chulia Street, #49-05/06, OCBC Centre, Singapore 049513. The business address of Rainforest Capital VCC, Basel Financial Pte. Ltd. and Mengli Chen is 600 North Bridge Road, #12-02, Parkview Square, Singapore 188778.

Because many of our Ordinary Shares are held by brokers or other nominees, we cannot ascertain the exact number of Ordinary Shares ultimately held by holders in the United States.

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RELATED PARTY TRANSACTIONS

Financial years ended June 30, 2024 and 2025

In addition to the related party information disclosed elsewhere in this prospectus, the following transactions with related parties took place at terms agreed between the parties during the periods indicated:

	Year ended June 30, 2025		Year ended June 30, 2024
	US$	S$	S$

Loan to related party	354,372	450,000	—
Interest income on loan to related party	1,507	1,917	—
Payment made on behalf of related party	7,862	10,000	—
Management fee	3,852,504	4,900,000	—

Loan to related party, interest income on loan to related party and payment made on behalf of related party are incurred between the group and the newly acquired Bethesda group. Management fee is incurred between the Singapore holding company and its subsidiary within the group.

	Year ended June 30, 2025		Year ended June 30, 2024
	US$	S$	S$

Amount due from related parties	—	—	10,557,240
Amount due to related parties	1,140,266	1,450,305	1,422,849

Amount due from related parties

On June 27, 2023, Rainforest Capital VCC (the “Purchaser”) entered into a sale and purchase agreement with Dr. Kevin Yip (the “Seller”) for the transfer of the entire share capital of Basel Medical Group Pte. Ltd. According to the sales and purchase agreement, the Provisional Consideration shall be an aggregate amount equivalent to the sum of S$24,000,000 (US$18,191,465) and the Agreed Amount. The Agreed Amount is computed based on the sum of the net amount due from Singmed Investment Pte. Ltd to the Group and the net amount due from a former director (Dr. Kevin Yip) to the Group less the net assets of the Group as at June 30, 2023. The Agreed Amount will be a negative figure if the sum of the net amount due from Singmed Investment Pte. Ltd to the Group and the net amount due from a director to the Group is more than the net assets of the Group as of June 30, 2023. The Agreed Amount was initially estimated to be negative S$5,000,000.

  On July 1, 2023, S$11,800,000 (US$8,944,137) was paid from the Purchaser to the Seller. This was computed based on 70% of S$24,000,000 and Estimated Agreed Amount of negative S$5,000,000.

As part of the agreement on the purchase consideration between Rainforest Capital VCC as the buyer and Dr. Kevin Yip as the seller for the purchase of the shares of Basel Medical Group Pte. Ltd. under the sale and purchase agreement dated June 27, 2023, the outstanding receivables due from director, Dr. Kevin Yip, and related party, Singmed Investment Pte Ltd, have been assigned to and are borne by Rainforest Capital VCC. On August 23, 2024, Rainforest Capital VCC entered into a deed of undertaking (the “Repayment Deed”) with the Group, undertaking to fully transfer and pay to the Group, any and all outstanding receivables that is owed by Singmed Investment Pte Ltd and Dr. Kevin Yip to the Group, being S$11,877,624 (the “Loan Amount”), to the Group by September 2024.

The following table sets out the amounts owed to the Group by Rainforest Capital VCC, which has assumed the obligations of Dr. Kevin Yip and Singmed Investment Pte Ltd pursuant to the Repayment Deed as of the date indicated below.

	June 30, 2023	June 30, 2023
	US$	S$
Amount due from a director	976,453	1,320,457
Amount due from related parties	7,806,823	10,557,167
Total	8,783,276	11,877,624

For the financial year ended June 30, 2024, the Group incurred an aggregate sum of S$900,000 (US$682,180) for professional medical practitioner salaries owed to Dr. Kevin Yip for his services from July 1, 2023 to June 30, 2024. Such sum of US$682,180 was set-off by the Group against the amounts owed to the Group by Dr. Kevin Yip and Singmed Investment Pte Ltd. Thus, following such set-off, as of June 30, 2024, total amounts due from Dr. Kevin Yip and Singmed Investment Pte Ltd is estimated to amount to US$8,101,096.

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In addition, Rainforest Capital VCC has paid an aggregate sum of US$599,730 for the period from July 1, 2023 to June 30, 2024 on behalf of the Group for professional fees incurred in connection with the group’s initial public offering. On February 27, 2024, July 22, 2024 and July 31, 2024, Rainforest Capital VCC also repaid a sum of US$20,000, US$630,000 and US$4,048,000 respectively to the Group to partially settle the amounts due from a director and related parties. Finally, Rainforest Capital VCC has paid US$750,000 on August 15, 2024, US$750,000 on August 16, 2024, US$651,000 on September 20, 2024 and a final US$652,366 on September 23, 2024 pursuant to the Repayment Deed as final settlement of such amounts owed.

Following such repayment, the full amount due from a former director and Singmed Investment Pte Ltd, that has been assigned to Rainforest Capital VCC, has been fully paid off.

Amount due to related parties

Amount due to related parties consist of amount due to shareholders and directors. The amounts are non-trade in nature, unsecured, interest-bearing, repayable on demand and is to be settled in cash.

Amount due to a related parties represents advances provided to cover various business expenses and other expenditures incurred by the Group in the ordinary course of business.

Six months ended December 31, 2025

Amount due from related parties

The following table sets out the amounts owed to the Group by Rainforest Capital VCC.

	December 31,	December 31,	June 30, 2025
	2025	2025	(Audited)
	US$	S$	S$

Amount due from shareholder	1,062,684	1,366,505	—

Amount due to related parties

Amount due to related parties consist of amount due to shareholder and related parties. The amounts are non-trade in nature, unsecured, interest-bearing, repayable on demand and is to be settled in cash.

	December 31,	December 31,	June 30, 2025
	2025	2025	(Audited)
	US$	S$	S$

Amount due to related parties	78	100	—
Amount due to shareholder	690,306	887,664	1,450,305
	690,384	887,764	1,450,305

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial period:

	July 1, 2025 to	July 1, 2025 to	July 1, 2024 to
	December 31, 2025	December 31, 2025	December 31, 2024
	US$	S$	S$

Investment funds owed to subsidiary	78	100	—
Investment funds owed from shareholders	596,084	766,505	—
Loan to shareholder	466,599	600,000	—
Payments on behalf of related companies	437,469	562,541	—
Other consultancy services to related companies	4,404	5,663	—
Recharge of operating expenses to related companies	16,331	21,000	—
Interest income on loan to related party	4,472	5,750	—
	1,525,437	1,961,559	—

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DESCRIPTION OF SECURITIES

ORDINARY SHARES

We are a BVI business company with limited liability and our affairs are governed by our amended and restated memorandum and articles of association and the BVI Act (each as amended or modified from time to time).

As provided in our amended and restated memorandum and articles of association, subject to the BVI Act, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

Our amended and restated memorandum and articles of association authorize the issuance of up to 500,000,000 Ordinary Shares and up to 500,000,000 preferred shares of no par value (the “Preferred Shares”). As of the date of this prospectus, we have 1,582,111 Ordinary Shares issued and outstanding and no Preference Shares are in issue.

Our Ordinary Shares are listed on Nasdaq Capital Market under the symbol “BMGL.”

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the BVI Act insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted, and we have the full power and authority to carry out any object not prohibited by the law of the British Virgin Islands.

General. The maximum number of shares we are authorized to issue is 1,000,000,000 divided into 500,000,000 Ordinary Shares and 500,000,000 Preferred Shares. Holders of Ordinary Shares have the same rights. All of our outstanding Ordinary Shares are fully paid and non-assessable. To the extent they are issued, certificates representing the Ordinary Shares are issued in registered form.

Pre-Emption Rights. Our amended and restated memorandum and articles of association do not provide for pre-emptive rights.

Transfer Agent and Registrar. Our transfer agent and registrar for our Ordinary Shares is Transhare Corporation at Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

Dividends. The holders of our Ordinary Shares are entitled to an equal share of such dividends as may be declared by our board of directors subject to the BVI Act. Our amended and restated articles of association provide that dividends may be declared and paid at such time, and in such an amount, as the directors determine subject to their being satisfied that the Company will meet the statutory solvency test immediately after the dividend.

Voting Rights. In respect of all matters subject to a members’ vote, each Ordinary Share is entitled to one vote for each Ordinary Share registered in his or her name on our register of members. Holders of Ordinary Shares shall at all times vote together on all resolutions submitted to a vote of the members. Voting at any meeting of members shall be decided on a poll.

General meetings of shareholders. A quorum required for a meeting of members consists of the holders of not less than one-third of the votes of the shares entitled to vote present in person or by proxy at the meeting or, if a corporation or other non-natural person, by its duly authorized representative. Members’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors, the chief executive officer or our chairman or upon a requisition of members holding at the date of deposit of the requisition not less than ten percent. of the votes of the shares which as at that date carry the right to vote in respect of the matter for which the meeting is requested. Advance notice of at least seven clear days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our amended and restated memorandum and articles of association.

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Appointment and Removal of Directors. In accordance with our amended and restated memorandum and articles of association, any director may be appointed or removed by resolution of members.

Transfer of Shares. Under the BVI Act shares that are listed on a recognized exchange may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the recognized exchange and subject to the company’s amended and restated memorandum and articles of association.

Liquidation. On a liquidation or winding up of the Company assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of the Ordinary Shares on a pro rata basis.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon members for any amounts unpaid on their Ordinary Shares in a notice served to such members at least 14 clear days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. The BVI Act and our amended and restated articles of association permit us to purchase our own shares with the prior written consent of the relevant members, on such terms and in such manner as may be determined by our board of directors and by a resolution of directors and in accordance with the BVI Act.

Variations of Rights of Shares. Other than with respect to the issuance of the Preferred Shares in accordance with our amended and restated memorandum and articles of association, all or any of the rights attached to any class of shares may, subject to the provisions of the BVI Act, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the board of directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the sanction of a resolution passed by not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorize our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares, without the need for any approval or consent from our shareholders. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Inspection of Books and Records. A member of the Company is entitled, on giving written notice to the Company, to inspect (a) the amended and restated memorandum and articles of association of the Company; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records. Subject to the post offering amended and restated memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

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A company is required to keep at the office of its registered agent: its amended and restated memorandum and articles of association of the company; the register of members or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.

Preferred Shares. Our amended and restated memorandum and articles of association will provide that preference shares may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors is able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the Ordinary Shares and could have anti-takeover effects. The ability of our board of directors to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preference shares issued and outstanding at the date hereof. Although we do not currently intend to issue any preference shares, we cannot assure you that we will not do so in the future. No preference shares are being issued or registered in this offering.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under BVI law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

DIFFERENCES IN CORPORATE LAW

The BVI Act differs from laws applicable to U.S. corporations and their members. Set forth below is a summary of the significant differences between the provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in the U.S. (such as the State of Delaware) and their members.

Mergers and Similar Arrangements. Under the BVI Act two or more BVI companies or a BVI company and non-BVI company, each a “constituent company”, may merge or consolidate. The BVI Act provides for slightly different procedures depending on the nature of the parties to the merger.

A merger involves the merging of two or more companies into one of the constituent companies (to the merger) with one constituent company continuing in existence to become the surviving company post-merger. A consolidation involves two or more companies consolidating into a new company.

A merger is effective on the date that the articles of merger (as described below) are registered by the Registrar of Corporate Affairs in the BVI, or on such later date, not exceeding 30 days from the date of registration as is stated in the articles of merger.

As soon as a merger becomes effective:

a)	the surviving company (so far as is consistent with its memorandum and articles, as amended by the articles of merger) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies;

b)	the memorandum and articles of the surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles are contained in the articles of merger;

c)	assets of every description, including choses in action and the business of each of the constituent companies, immediately vest in the surviving company;

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d)	the surviving company is liable for all claims, debts, liabilities and obligations of each of the constituent companies;

e)	no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger; and

f)	no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director or officer, or agent thereof, are abated or discontinued by the merger; but

(i)	the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or against the member, director, officer or agent thereof, as the case may be; or

(ii)	the surviving company may be substituted in the proceedings for a constituent company.

The registrar shall strike off the Register of Companies a constituent company that is not the surviving company in the merger.

The BVI Act provides that any member of the Company is entitled to payment of the fair value of his shares upon dissenting from a merger, unless the Company is the surviving company of the merger and the member continues to hold the same or similar shares. The following is a summary of the position in respect of dissenters rights in the event of a merger under the BVI Act.

A dissenter is in most circumstances required to give to the Company written objection to the merger, which must include a statement that the dissenter proposes to demand payment for his shares if the merger takes place. This written objection must be given before the meeting of members at which the merger is submitted to a vote, or at the meeting but before the vote. However, no objection is required from a member to whom the Company did not give notice of the meeting of members or where the proposed merger is authorized by written consent of the members without a meeting.

Within 20 days immediately following the written consent, or the meeting at which the merger was approved, the Company shall give written notice of the consent or resolution to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed merger.

A member to whom the Company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the copy of the plan of merger or an outline of the merger is given to him, give to the Company a written notice of his decision to elect to dissent, stating:

a)	his name and address;

b)	the number and classes of shares in respect of which he dissents (which must be all shares that he holds in the Company); and

c)	a demand for payment of the fair value of his shares

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Upon the giving of a notice of election to dissent, the dissenter ceases to have any of the rights of a member except the right to be paid the fair value of his shares, and the right to institute proceedings to obtain relief on the ground that the action is illegal.

The Company shall make a written offer to each dissenter to purchase his shares at a specified price that the Company determines to be their fair value. Such offer must be given within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the merger is put into effect, whichever is later.

If the Company and the dissenter fail, within 30 days immediately following the date on which the offer is made, to agree on the price to be paid for the shares owned by the dissenter, then within 20 days:

a)	the Company and the dissenter shall each designate an appraiser;

b)	the two designated appraisers together shall designate an appraiser;

c)	the three appraisers shall fix the fair value of the shares owned by the dissenter as of the close of business on the day prior to the date of the meeting or the date on which the resolution was passed, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the Company and the dissenter for all purposes; and

d)	the Company shall pay to the dissenter the amount in money upon the surrender by him of the certificates representing his shares, and such shares shall be cancelled.

Squeeze-out Provisions. Members of a company holding 90% of the votes of the outstanding shares entitled to vote and members of a company holding 90% of the votes of the outstanding shares of each class of shares entitled to vote as a class, may give a written instruction to the company directing it to redeem the shares held by the remaining members.

Members’ Suits. Under the provisions of the BVI Act, the memorandum and articles of association of a company are binding as between the company and its members and between the members.

If the majority members have infringed a minority member’s rights, the minority may seek to enforce its rights either by derivative action or by personal action. A derivative action concerns the infringement of the company’s rights where the wrongdoers are in control of the company and are preventing it from taking action, whereas a personal action concerns the infringement of a right that is personal to the particular member concerned.

The BVI Act provides for a series of remedies available to members. Where a company incorporated under the BVI Act conducts some activity which breaches the BVI Act or the company’s memorandum and articles of association, the BVI High Court can issue a restraining or compliance order. Members can now also bring derivative, personal and Representative Actions under certain circumstances.

Generally, any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company’s memorandum and articles of association.

In certain circumstances, a member has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the courts of the British Virgin Islands may, on application of a member or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to Section 184I(1) of the BVI Act, a member of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the courts of the British Virgin Islands for an order which, inter alia, can require the company or any other person to pay compensation to the members

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Member Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our amended and restated articles of association provide that members may approve corporate matters by way of a written resolution.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

BVI law and our amended and restated articles of association provide that members holding ten percent. or more of the voting rights entitled to vote on any matter for which a meeting is to be converted may request that the directors shall requisition a member’s meeting. As a British Virgin Islands company, we are not obliged by law to call members’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the British Virgin Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our members are not afforded any less protections or rights on this issue than members of a Delaware corporation.

Transactions with Interested Members. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested member” for three years following the date that such person becomes an interested member. An interested member generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all members would not be treated equally. The statute does not apply if, among other things, prior to the date on which such member becomes an interested member, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested member. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable statute. As a result, we are not afforded the same statutory protections in the British Virgin Islands as we would be offered by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant members, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority members. See also “Members’ Suits” above. We have adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest, and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of the Company.

Amendment of Memorandum and Articles of Association. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our amended and restated memorandum and articles of association may be amended with a resolution of our members or, with certain exception by resolutions of directors.

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Indemnification of Directors and Executive Officers and Limitation of Liability. BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI High Court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under BVI law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our amended and restated memorandum and articles of association or the BVI Act.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, directors may be removed by the affirmative vote of a simple majority of the members entitled to vote. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the director and us. In addition, a director’s office shall be vacated if the director (i) gives notice in writing to the Company that he resigns the office of director; or (ii) absents himself (for the avoidance of doubt, without being represented by proxy or an Alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution of directors confirming that he has by reason of such absence vacated office; or (iii) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or (iv) the director is found to be or becomes of unsound mind; or (v) the other directors (being not less than two in number) determine that he should be removed as a director, either by resolution of directors passed by a majority of the other directors at a meeting of the directors duly convened and held in accordance with the amended memorandum and articles of association or by resolution of directors in writing signed by a majority of the other directors; or (vi) the director becomes disqualified to act as a director under section 111 of the BVI Act.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

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Under BVI law, the liquidation of a company may be a voluntary solvent liquidation or an insolvent liquidation under the Insolvency Act.

Voluntary Liquidation. If the liquidation is a solvent liquidation, the provisions of the BVI Act governs the liquidation. A company may only be liquidated under the BVI Act as a solvent liquidation if it has no liabilities or it is able to pay its debts as they fall due and the value of its assets exceeds its liabilities. Subject to the amended and restated memorandum and articles of association of a company, a liquidator may be appointed by a resolution of directors or resolution of members but if the directors have commenced liquidation by a resolution of directors the members must approve the liquidation plan by a resolution of members save in limited circumstances.

A liquidator is appointed for the purpose of collecting in and realizing the assets of a company and distributing proceeds to creditors.

We expect that in the event of a voluntary liquidation of the Company, after payment of the liquidation costs and any sums then due to creditors, the liquidator would distribute our remaining assets on a pari passu basis

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, and as permitted by BVI law, all or any of the rights attached to any class of shares may, subject to the provisions of the BVI Act, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the board of directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the sanction of a resolution passed by not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

A member of the Company is entitled, on giving written notice to the Company, to inspect (a) the memorandum and articles of association of the Company; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records. Subject to the post offering amended and restated memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company is required to keep at the office of its registered agent: its memorandum and articles of association of the company; the register of members or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.

Rights of Non-resident or Foreign Members. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign members to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which member ownership must be disclosed.

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Anti-money laundering. In order comply with legislation or regulations aimed at the prevention of money laundering the Company is required to adopt and maintain anti-money laundering procedures, and may require members to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

COMMON WARRANTS

The following summary of certain terms and provisions of the Common Warrants offered hereby is not complete and is subject to and qualified in its entirety by the provisions of the form of Common Warrant, which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of the Common Warrant.

Exercisability. The Common Warrants are immediately exercisable at any time after their original issuance up to the date that is five years after their original issuance. Each of the Common Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of our Ordinary Shares underlying the Common Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of Ordinary Shares purchased upon such exercise. No fractional Ordinary Shares will be issued in connection with the exercise of a Common Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the nearest whole number.

In addition, beginning on the closing of this offering, a holder of Common Warrants may also provide notice and elect a zero cash pursuant to which they would receive an aggregate number of Ordinary Shares equal to two (2) times aggregate number of Ordinary Shares that would be issuable upon a cash exercise of the Common Warrant, without payment of additional consideration.

Exercise Limitation. A holder will not have the right to exercise any portion of the Common Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any Common Warrant, 9.99%) of the number of our Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Common Warrant. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Exercise Price. The exercise price per whole Ordinary Share purchasable upon exercise of the Common Warrants is US$[●], equal to the public offering price per Unit.

Transferability. Subject to applicable laws, the Common Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to apply for the listing of the Common Warrants offered in this offering on any stock exchange. Without an active trading market, the liquidity of the Common Warrants will be limited.

Warrant Certificate. The Common Warrants will be issued in certificated form.

Rights as a Shareholder. Except as otherwise provided in the Common Warrants or by virtue of such holder’s ownership of our Ordinary Shares, the holder of a Common Warrant does not have the rights or privileges of a holder of our Ordinary Shares, including any voting rights, until the holder exercises the Common Warrant.

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Fundamental Transactions. In the event of a fundamental transaction, as described in the Common Warrants generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Ordinary Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding shares of Ordinary Shares, the holders of the Common Warrants will be entitled to receive upon exercise of the Common Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Common Warrants immediately prior to such fundamental transaction. Additionally, as more fully described in the Common Warrant, in the event of certain fundamental transactions, the holders of the Common Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Common Warrants on the date of consummation of such transaction.

Governing Law. The Common Warrants are governed by New York law.

PRE-FUNDED WARRANTS

The following summary of certain terms and provisions of the Pre-Funded Warrants offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the form of Pre-Funded Warrant, which will be filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the form of Pre-Funded Warrant.

The term “pre-funded” refers to the fact that the purchase price of our Ordinary Shares in this offering includes almost the entire exercise price that will be paid under the Pre-Funded Warrants, except for a nominal remaining exercise price of US$[0.01]. The purpose of the Pre-Funded Warrants is to enable investors that may have restrictions on their ability to beneficially own more than 4.99% (or, upon election of the holder, 9.99%) of our outstanding Ordinary Shares following the consummation of this offering the opportunity to invest capital into our Company without triggering their ownership restrictions, by receiving Pre-Funded Warrants in lieu of our Ordinary Shares which would result in such ownership of more than 4.99% (or 9.99%), and receive the ability to exercise their option to purchase the shares underlying the Pre-Funded Warrants at such nominal price at a later date.

Duration. The Pre-Funded Warrants offered hereby will entitle the holders thereof to purchase our Ordinary Shares at a nominal exercise price of US$[0.01] per share, at any time after its original issuance until exercised in full.

Exercise Limitation. A holder will not have the right to exercise any portion of the Pre-Funded Warrant if the holder (together with its affiliates and certain related parties) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. However, any holder may increase, but not in excess of 9.99%, or decrease such percentage, provided that any increase will not be effective until the sixty-first (61st) day after such election.

Exercise Price. The Pre-Funded Warrants will have an exercise price of US$[0.01] per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Ordinary Shares and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Warrant Certificate. The Pre-Funded Warrants will be issued in certificated form.

Transferability. Subject to applicable laws, the Pre-Funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. There is no established public trading market for the Pre-Funded Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system, including the Nasdaq Capital Market. Without an active trading market, the liquidity of Pre-Funded Warrants will be limited.

Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the Pre-Funded Warrants with the same effect as if such successor entity had been named in the Pre-Funded Warrant itself. If holders of our Ordinary Shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the Pre-Funded Warrant following such fundamental transaction.

Rights as a Shareholder. Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of shares of our Ordinary Shares, the holder of a Pre-Funded Warrant does not have the rights or privileges of a holder of our Ordinary Shares, including any voting rights, until the holder exercises the Pre-Funded Warrant.

Governing Law. The Pre-funded Warrants are governed by New York law.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, we had 1,582,111 Ordinary Shares issued and outstanding. Upon completion of this offering, [6,582,111] Ordinary Shares will be issued and outstanding, assuming no issue of any Pre-Funded Warrants and no exercise of the Common Warrants. If all of the Common Warrants are exercised on a zero cash exercise basis, [16,582,111] Ordinary Shares will be issued and outstanding. All of the Ordinary Shares sold in this offering will be freely transferable, including Ordinary Shares purchased upon exercise of a Pre-Funded Warrant or Common Warrant without restriction or further registration under the Securities Act. Sales of substantial amounts of Ordinary Shares in the public market could adversely affect prevailing market prices of the Ordinary Shares.

LOCK-UP AGREEMENTS

The Company and all of our executive officers, directors and certain shareholders beneficially owning more than 5.0% of our ordinary shares prior to this offering will enter into lock-up agreements in connection with the offering. Under these agreements, the Company and each of these persons may not, without the prior written approval of the Placement Agent, offer, sell, contract to sell or otherwise dispose of or hedge Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares, subject to certain exceptions. The restrictions contained in these agreements will be in effect for a period of 180 days for the Company and 180 days for the executive officers, directors and such shareholders, after the date of the closing of this offering.

The Company has agreed that, for a period of 180 days following the closing date of this offering, it will not, without the prior written consent of the Placement Agent, directly or indirectly issue, offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of any Ordinary Shares or any securities convertible into, exercisable for, or exchangeable for Ordinary Shares, other than securities issued pursuant to a registration statement on Form F-3 with the prior written consent of the Placement Agent. The Company has also agreed that, during the same 180 days period, it will not enter into or consummate any financing or capital-raising transaction, including any equity line of credit, equity financing, convertible bond, convertible note, other equity-linked financing, or variable rate transaction, without the prior written consent of the Placement Agent.

REGULATION S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

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We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates solely by virtue of their status as an officer or director of us may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted shares by an officer or director who is an affiliate of us solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted shares who will be an affiliate of us other than by virtue of his or her status as an officer or director of us.

We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

RULE 144

Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after we become subject to the reporting requirements of the Exchange Act, February 25, 2025, subject to certain additional restrictions.

Our affiliates are subject to additional restrictions under Rule 144. Our affiliates may only sell a number of restricted shares within any three-month period that does not exceed the greater of the following:

●	1.0% of the then total outstanding Ordinary Shares; or

●	the average weekly trading volume of our Ordinary Shares on Nasdaq, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

RULE 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

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TAXATION

The following summary contains a description of certain British Virgin Islands, Singapore and U.S. federal income tax consequences of the acquisition, ownership and disposition of Ordinary Shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Ordinary Shares. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the British Virgin Islands, Singapore and the United States. The summary is based upon the tax laws of British Virgin Islands and regulations thereunder and on the tax laws of the U.S. and regulations thereunder as of the date hereof, which are subject to change. To the extent that the discussion relates to matters of British Virgin Islands tax law, it represents the opinion of Maples and Calder, our British Virgin Islands counsel.

SINGAPORE

The tax regime in Singapore is discussed in the paragraphs below - by reference to the following Singapore tax legislations:-

(i)	Income tax under the income Tax Act 1947 (“SITA”);

(ii)	Goods and Services Tax (“GST”) under the GST Act 1993; and

(iii)	Stamp duties under the Stamp Duties Act 1929.

These paragraphs below are not and should not be viewed as or be substituted for, any legal or tax advice. The readers of the below paragraphs should obtain their own legal and/or tax advice.

The interpretation of the treatments and positions provided in the below paragraphs will not in any way fetter the prerogative of any court or relevant regulatory authority of any jurisdiction, tax authority or otherwise, to query or take any alternative treatment or position based on its own interpretation. There is no certainty or assurance that any such court or relevant regulatory authority shall agree with the interpretation, treatments and/or positions stated in the below paragraphs.

The interpretation, treatments and/or positions in the below paragraphs were made by reference to the prevailing tax laws of Singapore and relevant administrative guidelines issued by the relevant regulatory authorities as at the time the below paragraphs were written and as at the date of this document; where hence the below paragraphs are not updated with any latest tax and other relevant laws and regulations, which may apply, at the time the below paragraphs are read by any reader.

Income Tax Implications

The imposition of Singapore income tax shall be subject to the provisions of the SITA, where income tax shall be payable upon the income of any person accruing in or derived from Singapore or received in Singapore from outside Singapore.

Singapore income tax shall hence be charged on any income which is sourced in Singapore, and shall also be charged on any foreign-sourced income (non-Singapore sourced income) which is received in or remitted into Singapore. Income tax shall not be payable if a tax exemption applies to any such relevant chargeable income. Gains which are not income in nature, but capital in nature, are not income and hence outside the income taxation scope of the SITA. There is no capital gains tax legislation or regime in Singapore to impose Singapore tax on any gain which is capital in nature.

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Income Tax Rates

The prevailing Singapore corporate income tax rate of 17% shall be applicable to both Singapore resident and non-resident companies, in respect of their income chargeable to Singapore income tax, unless a preferential tax rate applies.

The income of a Singapore resident individual shall be chargeable to income tax at progressive tax rates of between 0% and 22% (0% to 24% from year of assessment 2024 onwards in respect of 2023 income).

The income of non-Singapore resident individuals shall be chargeable to tax at 22% (increased to 24% from year of assessment 2024), unless the income is employment income, which shall be taxed at 15%, or at the progressive resident tax rates, whichever is the higher tax payable amount.

Withholding Tax

Certain types of payments made to non-Singapore tax resident persons may also be chargeable to Singapore withholding tax at various applicable tax rates.

Tax Treaties

Relevant avoidance of double taxation agreements may reduce relevant Singapore tax rates or provide relief from relevant Singapore tax. Singapore has signed double taxation agreements and exchange of information arrangements with about 100 jurisdictions.

Gain on Disposal of Ordinary Shares

Assuming that a subject gain on disposal of Ordinary Shares is capital in nature, and not income in nature, then such gain shall not be considered income and is hence outside the scope of income taxation of the SITA.

On the other hand, if such gain is income in nature; then Singapore income tax shall be charged on such gain which is Singapore-sourced income, or which is foreign-sourced income received in or remitted into Singapore. Income tax shall not be payable if a tax-exemption applies to such income.

The determination of whether a gain or loss from disposal of Ordinary Shares is income or capital in nature is based on a consideration of the facts and circumstances of each individual case, where the factors considered are ascertained from established case law principles. Such principles include the badges of trade principles, including the motive of the seller for acquiring the Ordinary Shares, the period of ownership of the disposed Ordinary Shares, frequency of conduct of similar transactions, reasons for the disposal and the means of financing the share acquisitions.

Subject to various conditions to be met, and if the relevant taxpayer is able to provide those information and supporting documents as may be specified by the Comptroller, there shall also be exempt from income tax any gains or profits derived by a company from the disposal of Ordinary Shares which are legally and beneficially owned by the company immediately before the disposal, being a disposal:

(i)	during the period between June 1, 2012 and December 31, 2027 (both dates inclusive); and

(ii)	after the company has, at all times during a continuous period of at least 24 months ending on the date immediately prior to the date of disposal of such shares, legally and beneficially owned at least 20% of the Ordinary Shares.

Dividend Income

There shall also be exempt from income tax any dividends paid on or after January 1, 2008 by any company resident in Singapore. Hence, the shareholders of a Singapore tax resident company are tax-exempt on their dividend income paid by such Singapore tax resident company. Being “resident in Singapore” in relation to a company means a company the control and management of whose business is exercised in Singapore.

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GST Implications

Goods and Services Tax or GST is a broad-based consumption tax levied on the import of goods (collected by the Singapore Customs), as well as nearly all supplies of goods and services in Singapore. Sale of Ordinary Shares, including issuance of Ordinary Shares, shall be exempt for Singapore GST purposes. GST shall also not be chargeable on dividend payments on the basis that they should not be regarded as any supply of goods or services for GST purposes. The GST rate in Singapore is 9% commencing from January 1, 2024.

Stamp Duty Implications

Singapore stamp duty shall be chargeable on the relevant instrument for sale of Singapore shares, at a rate of 0.2% of the actual transfer price or the market value of the shares, whichever is higher. Additional Conveyance Duties shall also be applicable to the sale of shares of a company which own Singapore residential property, where such company is a Property Holding Entity. Stamp duty should not be chargeable for the sale of any shares issued by a non-Singapore company, unless the shares are registered in a register kept in Singapore.

BRITISH VIRGIN ISLANDS

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Ordinary Shares under the laws of their country of citizenship, residence or domicile.

Under existing British Virgin Islands Laws

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations relevant to the acquisition, ownership, and disposition of our Ordinary Shares by U.S. Holders (as defined below) that will hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code”). This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax and/or reporting rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); holders who are not U.S. Holders (as defined below); holders who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock; investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors that are traders in securities that have elected the mark-to-market method of accounting; investors that have a functional currency other than the U.S. dollar), or holders that acquire Ordinary Shares through the exercise of options or other convertible instruments or in connection with the provision of services, all of whom may be subject to tax rules that differ significantly from those discussed below.

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In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, the one-percent excise tax on stock repurchases, estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in Ordinary Shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our Ordinary Shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of any state of the United States, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. federal or state court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement treated or elects to be treated as a partnership for U.S. federal income tax purposes) that holds our Ordinary Shares, your tax treatment generally will depend on your status and the activities of the partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes). Partners in a partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes) holding our Ordinary Shares should consult their tax advisors regarding the tax consequences of an investment in the Ordinary Shares.

Dividends

Subject to the PFIC rules discussed below, any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes by us. Dividends received by corporations on our Ordinary Shares may be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

A non-corporate U.S. Holder generally may be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock is readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. holders are urged to consult their own tax advisors regarding the availability of the preferential rate for any dividends paid with respect to our Ordinary Shares.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute “passive” category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long-term capital gain or loss if you have held the Ordinary Shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our Ordinary Shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Ordinary Shares could be materially different from that described above if the Company is treated as a PFIC for U.S. federal income tax purposes.

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

As of the date hereof, the Company has not made a determination as to its PFIC status for its most recently ended taxable year or any other taxable year. Whether the Company is a PFIC is determined on an annual basis. The determination of whether the Company is a PFIC is a factual determination that depends on, among other things, the composition of the Company’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of certain subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether the Company will be a PFIC in its current taxable year or for any future taxable year. In addition, the Company’s U.S. counsel expresses no opinion with respect to the Company’s PFIC status for any taxable year.

Although the Company’s PFIC status is determined annually, a determination that the Company is a PFIC in a particular taxable year will generally apply for subsequent years to a U.S. Holder who held (or is deemed to have held) Ordinary Shares while the Company was a PFIC, whether or not the Company meets the test for PFIC status in those subsequent years.

If the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares and the U.S. Holder did not timely make either a qualified electing fund (“QEF”) election or mark-to-market election, as further discussed below, for the first taxable year in which the Company was treated as a PFIC and in which the U.S. Holder held (or is deemed to have held) such shares or otherwise, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares (which may include gain realized by reason of transfers of Ordinary Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, the portion of such U.S. Holder’s holding period for the Ordinary Shares that preceded the taxable year of the distribution) (together, the “excess distribution rules”).

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Under these excess distribution rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the Company’s first taxable year in which the Company is a PFIC, will be taxed as ordinary income;

●	the amount allocated to each other taxable year (or portion thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year (or portion thereof) of the U.S. Holder without regard to the U.S. Holder’s other items of income and loss.

In general, if the Company is determined to be a PFIC, a U.S. Holder may be able to avoid the excess distribution rules described above in respect of the Ordinary Shares by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of the Company’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which the Company’s taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

If a U.S. Holder makes a QEF election with respect to its Ordinary Shares for any taxable year but did not make a QEF election for the Company’s first taxable year as a PFIC in which the U.S. Holder held (or is deemed to have held) Ordinary Shares, then notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such U.S. Holder’s Ordinary Shares, unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such Ordinary Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Ordinary Shares.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

Information Reporting and Backup Withholding

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our Ordinary Shares, if such Ordinary Shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to Ordinary Shares and proceeds from the sale, exchange or redemption of Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. Federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of our Ordinary Shares and warrants, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

82

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands business company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include, but are not limited to:

●	the British Virgin Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our operations are conducted in Singapore, and substantially all of our assets are located in Singapore. Some of our executive officers are nationals or residents of jurisdictions other than the United States and some of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the U.S. or elsewhere upon these persons. It may also be difficult for you to enforce in Singapore or British Virgin Islands courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, and the substantial majority of whose assets are located outside of the U.S. It may be difficult or impossible for you to bring an action against us in the British Virgin Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or Singapore would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state and it is uncertain whether such British Virgin Islands or Singapore courts would hear original actions brought in the British Virgin Islands or Singapore against us or such persons predicated upon the securities laws of the U.S. or any state

We have appointed Puglisi & Associates as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our legal adviser as to British Virgin Islands law, and Bayfront Law LLC, our legal adviser as to Singapore law, have advised us, respectively, that there is uncertainty as to whether the courts of the British Virgin Islands and Singapore, respectively, would:

●	recognize or enforce against the Company judgments of United States courts predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	impose liabilities against us the Company predicated upon the civil liability provisions of the securities laws of the United States so far as the liabilities imposed by those provisions are penal in nature.

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There is no statutory enforcement in the British Virgin Islands of judgments obtained in the U.S., however, the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	the judgment is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. There is uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the federal securities laws of the United States would be recognized or enforceable in Singapore.

The courts in Singapore may not (i) recognize and enforce judgments of courts in the United States, based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States (ii) enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. Additionally, the court where the judgment was obtained must have had international jurisdiction over the party sought to be bound in the local proceedings. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

In particular, the Singapore courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. In respect of civil liability provisions of the United States federal and state securities law which permit punitive damages against us and our directors or executive officers, we are unaware of any decision by the Singapore courts which has considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States or any state or territory of the United States is enforceable in Singapore.

84

PLAN OF DISTRIBUTION

We are offering up to [5,000,000] Units for gross proceeds of up to US$[●] million before deduction of placement agent fees and offering expenses, in a reasonable best-efforts offering. There is no minimum amount of proceeds that is a condition to closing of this offering. The actual amount of gross proceeds, if any, in this offering could vary substantially from the gross proceeds from the sale of the maximum amount of securities being offered in this prospectus. The net proceeds we actually receive will be less than the gross proceeds, due to the expenses incurred relating to this offering. See “Capitalization” and “Expenses Relating To This Offering”.

Pursuant to the Placement Agency Agreement to be entered into by and between the Company and the Placement Agent, the Placement Agent will act as our exclusive placement agent to solicit offers to purchase the securities offered by this prospectus. The Placement Agent is not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of securities being offered. There is no minimum amount of proceeds that is a condition to closing of this offering. The Placement Agent may engage one or more subagents or selected dealers in connection with this offering.

The Placement Agency Agreement provides that the Placement Agent’s obligations are subject to conditions contained in the Placement Agency Agreement.

We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We expect that investors in this offering may enter into an agreement, substantially in the form of the securities purchase agreement attached hereto as Exhibit 10.1 (the “Form of Securities Purchase Agreement”), with the Company to purchase our securities to participate in the offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering. We expect to deliver the securities being offered pursuant to this prospectus on or about [●], 2026.

Placement Agent Fees and Expenses

Upon the closing of this offering, we will pay to the Placement Agent a cash fee (the “Cash Fee”) equal to six percent (6.0%) of the aggregate gross proceeds raised in this offering, provided that the Cash Fee shall not exceed US$400,000 in the aggregate.

Pursuant to the Placement Agency Agreement, we will agree to reimburse the Placement Agent for its actual accountable out-of-pocket expenses up to a maximum of US$60,000, reimbursable only to the extent actually incurred and supported by reasonable documentary evidence. As of the date of this prospectus, we have paid the Placement Agent US$20,000 as an advance against out-of-pocket accountable expenses, which amount will be returned to us to the extent the Placement Agent’s out-of-pocket accountable expenses are not actually incurred, in accordance with FINRA Rule 5110(g)(4)(A).

The following table shows the public offering price, Placement Agent fees and proceeds, before expenses, to us.

	Per Unit		Total
Public offering price	US$	[●]	US$	[●]
Placement agent fees (1)	US$	[●]	US$	[●]
Proceeds, before expenses, to us	US$	[●]	US$	[●]

(1)	In connection with this offering, we have agreed to pay to the Placement Agent a Cash Fee equal to six percent (6.0%) of the aggregate gross proceeds raised in this offering, provided that such Cash Fee shall not exceed US$400,000 in the aggregate.

We estimate that the total expenses of the offering payable by us, excluding the placement agent cash fee, will be approximately US$[●].

Listing

Our Ordinary Shares are listed on Nasdaq under the symbol “BMGL.”

The last reported sale price of our Ordinary Shares on [●], 2026 was US$[●] per share. The actual public offering price per share will be determined between us, the Placement Agent and the investors in the offering, and may be at a discount to the current market price of our Ordinary Shares. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

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Right of First Refusal

Upon the closing of this offering, for a period of six (6) months from such closing, we have granted the Placement Agent the right of first refusal to act as sole managing underwriter and dealer manager, book-runner or sole placement agent for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings during such six (6) month period. The Placement Agent may exercise this right of first refusal only by agreeing in writing, within ten (10) business days of being notified of the proposed offering, to act on terms customary for transactions of similar size and nature. The right of first refusal shall be subject to FINRA Rule 5110(g), and we may terminate this right of first refusal at any time for cause, including the Placement Agent’s material breach of the Placement Agency Agreement or failure to perform its obligations thereunder. Our exercise of the right of termination for cause will eliminate any payment obligations with respect to the right of first refusal set forth herein.

Lock-Up Agreements

The Company and all of our executive officers, directors and certain shareholders beneficially owning more than 5.0% of our ordinary shares prior to this offering will enter into lock-up agreements in connection with the offering. Under these agreements, the Company and each of these persons may not, without the prior written approval of the Placement Agent, offer, sell, contract to sell or otherwise dispose of or hedge Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares, subject to certain exceptions. The restrictions contained in these agreements will be in effect for a period of 180 days for the Company and 180 days for the executive officers, directors and such shareholders, after the date of the closing of this offering.

The Company has agreed that, for a period of 180 days following the closing date of this offering, it will not, without the prior written consent of the Placement Agent, directly or indirectly issue, offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of any Ordinary Shares or any securities convertible into, exercisable for, or exchangeable for Ordinary Shares, other than securities issued pursuant to a registration statement on Form F-3 with the prior written consent of the Placement Agent. The Company has also agreed that, during the same 180 days period, it will not enter into or consummate any financing or capital-raising transaction, including any equity line of credit, equity financing, convertible bond, convertible note, other equity-linked financing, or variable rate transaction, without the prior written consent of the Placement Agent.

Indemnification

We have agreed to indemnify the Placement Agent and each person controlling the Placement Agent against certain losses, claims, damages, judgments, assessments, costs and other liabilities, and to reimburse the Placement Agent for fees and expenses incurred in connection therewith, in each case as more fully set forth in the indemnification provisions attached to the Placement Agency Agreement. We have also agreed to contribute to payments that the Placement Agent may be required to make in respect of such liabilities to the extent that indemnification is unavailable.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the Placement Agent, if any, participating in this offering and the Placement Agent participating in this offering may distribute prospectuses electronically. The Placement Agent may agree to allocate a number of securities for sale to its online brokerage account holders. Internet distributions will be allocated by the Placement Agent that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Placement Agent in their capacity as Placement Agent, and should not be relied upon by investors.

Other Relationships

On February 24, 2025, we entered into an underwriting agreement with the Placement Agent, as the lead underwriter for our IPO.

The Placement Agent and its affiliates may, in the future, provide various investment banking, commercial banking and other financial services for our company and its affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, our company has no present arrangements with the Placement Agent for any further services.

Offering Price Determination

The actual offering price of the securities we are offering was negotiated between us, the Placement Agent and the investors in the offering based on the trading price of our Ordinary Shares prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the units or the possession, circulation or distribution of this prospectus or any other material relating to us or the units in any jurisdiction where action for that purpose is required. Accordingly, the securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other material or advertisements in connection with the ordinary shares be distributed or published in or from any country or jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful. In particular, this prospectus does not constitute a public offer, or invitation for purchase or sale, of our securities, whether by way of sale or subscription, in the British Virgin Islands. Our securities have not been offered or sold, and will not be offered or sold, directly or indirectly, in the British Virgin Islands.

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EXPENSES RELATING TO THIS OFFERING

The following table sets forth the costs and expenses, other than the Placement Agent fee (being equal to six percent (6.0%) of the gross proceeds of this offering, provided that the fee shall not exceed US$400,000 in aggregate), payable by the registrant in connection with the sale of Units being registered. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority filing fee. We will pay all of the expenses of this offering.

SEC registration fee	US$	[●]
FINRA filing fee		[●]
Legal fees and expenses		[●]
Placement Agent’s accountable expenses		60,000
Miscellaneous expenses		[●]
Total	US$	[●]

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LEGAL MATTERS

Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Sichenzia Ross Ference Carmel LLP. Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel for the Placement Agent in connection with this offering. The validity of the securities offered in this offering and other certain legal matters as to British Virgin Islands law will be passed upon for us by Maples and Calder. Sichenzia Ross Ference Carmel LLP may rely upon Maples and Calder with respect to matters governed by British Virgin Islands law.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company appointed NLA DFK Assurance PAC (“NLA DFK”) as its independent registered public accounting firm, effective on June 30, 2025. The appointment of NLA DFK was made after a careful evaluation process by the Company and has been approved by the audit committee and the board of directors of the Company. NLA DFK is engaged to audit and report on the consolidated financial statements of the Company for the fiscal year ended June 30, 2025, and review the consolidated financial statements of the Company for the six months ending December 31, 2025.

During the Company’s fiscal years ended December 31, 2023 and 2024 and until the engagement of NLA DFK, neither the Company nor anyone on its behalf has consulted with NLA DFK on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by NLA DFK which NLA DFK concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The audit committee and the board of directors of the Company also approved the dismissal of Onestop Assurance PAC as the independent accountant of the Company. The audit report of Onestop Assurance PAC on the consolidated financial statements of the Company dated November 4, 2024 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended June 30, 2023 and 2024, and the subsequent interim period through June 30, 2025, there were no: (1) “ disagreements” (as that term is defined in 16F (a)(1)(iv) of Form 20-F and the related instructions) between the Company and Onestop Assurance PAC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Onestop Assurance PAC, would have caused Onestop Assurance PAC to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The changes abovementioned were reported in the current report on Form 6-K of the Company dated July 1, 2025, in accordance with instruction 2 to item 16F of Form 20-F.

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EXPERTS

The consolidated financial statements of the Company as of June 30, 2025 and 2024 and for each of the two years ended June 30, 2025 and 2024, have been audited by NLA DFK Assurance PAC, an independent registered public accounting firm, as set forth in their reports dated November 17, 2025 and March 13, 2026, included in this prospectus. Such financial statements have been included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The unaudited interim condensed consolidated financial statements for the six months ended December 31, 2025 and 2024, appearing in this prospectus have been included without audit.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-1, including relevant exhibits, with the SEC under the Securities Act with respect to the Ordinary Shares and the Ordinary Shares underlying the Common Warrants and Pre-Funded Warrants to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our Ordinary Shares.

We are subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the SEC with our half year interim financial results, notices of shareholders’ meetings (if any) and other reports and communications that are made generally available to our shareholders. Beginning March 18, 2026, our directors and executive officers are subject to the reporting requirements of Section 16(a) of the Exchange Act and are required to file reports of their beneficial ownership of, and transactions in, our equity securities on Forms 3, 4 and 5.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Basel Medical Group Ltd. and its Subsidiaries

Consolidated Financial Statements

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Basel Medical Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Basel Medical Group Ltd. and its subsidiaries (collectively referred to as the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of profit or loss and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2025, in conformity with the International Financial Reporting Standards (“IFRS”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ NLA DFK Assurance PAC
NLA DFK Assurance PAC

Singapore, March 13, 2026

PCAOB ID No.6889

We have served as the Company’s auditor since 2025

F-2

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

AND COMPREHENSIVE INCOME

For year ended June 30, 2025 and 2024

		2025 US$	2025 S$	2024 S$

Revenue	4	8,900,027	11,319,944	10,050,923

Other income	5	1,377,851	1,752,489	461,029

Consumables, medical supplies and other related expenses		(2,006,809)	(2,552,460)	(2,248,136)

Employee benefit expenses	7	(5,030,217)	(6,397,933)	(3,638,942)

Depreciation expense		(928,633)	(1,181,128)	(528,727)

Rent expense		(110,917)	(141,075)	(3,180)

Other operating expense		(2,594,707)	(3,300,208)	(1,512,168)

Impairment loss on goodwill	21	(8,136,844)	(10,349,252)	-

Finance cost	6	(160,349)	(203,948)	(176,238)

(Loss)/Profit before tax	7	(8,690,598)	(11,053,571)	2,404,561

Income tax benefit/(expense)	8	328,165	417,393	(331,761)

(Loss)/Profit after tax		(8,362,433)	(10,636,178)	2,072,800

(Loss)/Profit for the year, representing total comprehensive income for the year		(8,362,433)	(10,636,178)	2,072,800

(Loss)/Profit attributable to:
Owners of the Company		(8,362,039)	(10,635,677)	2,072,800
Non-controlling interests		(394)	(501)	-
(Loss)/Profit for the year		(8,362,433)	(10,636,178)	2,072,800

Profit/Earnings per ordinary share – basic and diluted		(0.45)	(0.57)	0.13

Weighted average number of shares – basic and diluted		18,785,750	18,785,750	16,250,000

The accompanying notes form an integral part of these consolidated financial statements.

F-3

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED BALANCE SHEETS

As of June 30, 2025 and 2024

	Note	2025	2025	2024
		US$	S$	S$
ASSETS
Non-current assets
Right-of-use-assets	9	3,891,322	4,949,372	23,460
Property and equipment	10	305,572	388,657	34,513
Deferred tax assets	23	37,640	47,875	77,005
		4,234,534	5,385,904	134,978

Current assets
Inventories	11	384,513	489,062	72,030
Trade and other receivables	12	7,460,701	9,489,266	2,005,219
Cash and cash equivalents	13	2,393,636	3,044,466	1,951,053
Amount due from related parties	14	-	-	10,557,240
Deferred offering costs		25,000	31,797	1,588,024
Current tax assets		188,228	239,407	-
		10,452,078	13,293,998	16,173,566

Total assets		14,686,612	18,679,902	16,308,544

LIABILITIES
Non-current liabilities
Deferred tax liabilities	23	97,342	123,810	-
Borrowings	15	2,324,654	2,956,727	1,583,434
		2,421,996	3,080,537	1,583,434

Current liabilities
Trade and other payables	16	5,169,262	6,574,785	2,575,949
Borrowings	15	1,667,677	2,121,119	2,706,356
Amount due to related parties	14	1,140,266	1,450,305	1,311,390
Amount due to a former director	17	-	-	111,459
Asset retirement obligation		11,795	15,000	15,000
Provision for income tax		-	-	443,315
		7,989,000	10,161,209	7,163,469

Total liabilities		10,410,996	13,241,746	8,746,903

NET ASSETS		4,275,616	5,438,156	7,561,641

Equity attributable to equity holders of the Company
Share capital	18	25,609,109	34,208,562	24,455,178
Merger reserve arising from group restructuring		(18,362,500)	(24,455,170)	(24,455,170)
Retained earnings		(2,695,407)	(3,854,948)	7,561,633
Translation reserve		(278,337)	(463,787)	-

Non-controlling interest		2,751	3,499	-
Total equity		4,275,616	5,438,156	7,561,641

The accompanying notes form an integral part of these consolidated financial statements.

F-4

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For year ended June 30, 2025 and 2024

		Share capital	Merger reserve	Translation reserve	Retained earnings	Total attributable to owners of Company	Non- controlling interest	Total
		US$	US$	US$	US$	US$	US$	US$

As at July 1, 2024		18,362,506	(18,362,500)	(8,686)	5,588,403	5,579,723	-	5,579,723

Issuance of share capital		7,246,603	-	-	-	7,246,603	-	7,246,603

Foreign currency translation		-	-	(269,651)	-	(269,651)	-	(269,651)

Share based payment reserve	Note 22	-		-	78,624	78,624	-	78,624

Loss for the year, representing total comprehensive loss for the year		-	-	-	(8,362,434)	(8,362,434)	2,751	(8,359,683)

As at June 30, 2025		25,609,109	(18,362,500)	(278,337)	(2,695,407)	4,272,865	2,751	4,275,616

		Share capital	Merger reserve	Translation reserve	Retained earnings	Total attributable to owners of Company	Non- controlling interest	Total
		S$	S$	S$	S$	S$	S$	S$

As at July 1, 2024		24,455,178	(24,455,170)	-	7,561,633	7,561,641	-	7,561,641

Issuance of share capital		9,753,384	-	-	-	9,753,384	-	9,753,384

Foreign currency translation		-	-	(463,787)	-	(463,787)	-	(463,787)

Share based payment reserve	Note 22	-	-	-	100,000	100,000	-	100,000

Loss for the year, representing total comprehensive income for the year		-	-	-	(11,516,581)	(11,516,581)	3,499	(11,513,082)

As at June 30, 2025		34,208,562	(24,455,170)	(463,787)	(3,854,948)	5,434,657	3,499	5,438,156

	Share capital	Merger reserve	Retained earnings	Total
	S$	S$	S$	S$

As at July 1, 2023	8	-	5,488,833	5,488,841

Issuance of share capital	24,455,170	-	-	24,455,170

Merger reserve arising from group restructuring	-	(24,455,170)	-	(24,455,170)

Profit for the year, representing total comprehensive income for the year	-	-	2,072,800	2,072,800

As at June 30, 2024	24,455,178	(24,455,170)	7,561,633	7,561,641

The accompanying notes form an integral part of these consolidated financial statement

F-5

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

For year ended June 30, 2025 and 2024

	2025	2025	2024
	US$	S$	S$
Cash flows from operating activities
(Loss)/Profit before tax	(8,690,598)	(11,053,571)	2,404,561

Adjustments for:
Bad debts written off	473,515	602,264	-
Reversal of estimated credit losses	-	-	(55,741)
Provision for estimated credit losses	217,863	277,101	50,168
Depreciation of property and equipment	84,644	107,659	30,093
Amortisation of right-of-use assets	843,989	1,073,469	498,635
Fixed asset written off	162,188	206,287	-
Impairment loss on goodwill	8,136,844	10,349,252	-
Interest expense	160,349	203,948	176,238
Operating cash flows before changes in working capital	1,388,794	1,766,409	3,103,954
Changes in working capital:
Inventories	(239,218)	(304,262)	22,571
Trade and other receivables	(6,830,279)	(8,687,432)	(415,080)
Trade and other payables	3,171,245	4,033,506	387,690
Cash (used in)/ generated from operations	(2,509,458)	(3,191,779)	3,099,135
Income tax paid	(509,704)	(648,293)	(176,238)
Interest paid	(160,349)	(203,948)	(413,612)
Net cash (used in)/generated from operating activities	(3,179,511)	(4,044,020)	2,509,285

Cash flows from investing activities
Acquisition of property and equipment	(437,880)	(556,940)	(7,920)
Acquisition of subsidiary	(8,129,531)	(10,339,950)	-
Cash used in investing activities	(8,567,411)	(10,896,890)	(7,920)

Cash flows from financing activities
Deferred offering costs	1,223,543	1,556,226	(1,588,024)
Decrease in amount due from a director	-	-	1,320,457
Increase in amount due to related parties	109,218	138,915	1,311,390
Decrease/(Increase) in amount due from related parties	8,300,370	10,557,240	(73)
Proceeds from borrowings	3,144,901	4,000,000	-
Payment of principal portion of lease liabilities	(1,039,075)	(1,321,600)	(566,039)
Write off of Right-of-use assets	144,033	183,195	-
Repayment of borrowings	(6,495,235)	(8,261,290)	(2,356,930)
(Decrease)/Increase in amount due to former director	(87,632)	(111,459)	111,459
Non-controlling interest contributions	2,751	3,499	-
Share issuance	7,668,358	9,753,384	-
Net cash generated from/(used in) financing activities	12,971,232	16,498,110	(1,767,760)

Net increase in cash and cash equivalents	1,224,310	1,557,200	733,605

Cash and cash equivalents at beginning of financial period	1,533,967	1,951,053	1,217,448
Effects of currency translation on cash and cash equivalents	(364,641)	(463,787)	-
Cash and cash equivalents at end of financial year	2,393,636	3,044,466	1,951,053

The accompanying notes form an integral part of these consolidated financial statements.

F-6

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

These notes form an integral part of and should be read in conjunction with the accompanying consolidated financial statements.

1.	General

Basel Medical Group Ltd. is incorporated and domiciled in British Virgin Islands (BVI) with operations conducted by its fully owned subsidiary, Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.), based in Singapore at 6 Napier Road #03-07 Gleneagles Medical Centre, Singapore 258499.

The principal activities of the Company pertain to investment holding.

Reorganization

In October 2020, as part of an internal reorganization, all of the shares in our operating subsidiaries were transferred by our founder, Dr. Kevin Yip, to Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.) Subsequently, in June 2023, Dr. Kevin Yip entered into an agreement with Rainforest Capital VCC to transfer all the shares he held in Basel Medical Group Pte. Ltd. (F.K.A. Singmed Specialists Pte. Ltd.) to Rainforest Capital VCC. Upon completion, Rainforest Capital VCC became the sole shareholder of Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.), which holds the shares of all of our subsidiaries. Rainforest Capital VCC is a variable capital company incorporated in Singapore and is an investment fund managed by AIP Investment Partners Pte. Ltd., a licensed fund manager in Singapore.

On August 10, 2023, Basel Medical Group Ltd. was incorporated under the laws of the BVI as our holding Company to facilitate this offering and the listing of Basel Medical Group Ltd.’s ordinary shares on Nasdaq, and in connection therewith, Rainforest VCC (an umbrella fund with multiple sub-funds), through its sub-fund, Basel Medical Fund, subscribed for 16,250,000 ordinary shares in Basel Medical Group Ltd. amounting to US$18,362,500 at a subscription price of US$1.13 per share. In August 2023, all of the shares in Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.) were transferred to Basel Medical Group Ltd. by Rainforest Capital VCC to prepare for this listing and offering.

Subsequently, between September 2023 and January and April 2024, Rainforest Capital VCC sold certain of the shares it held in Basel Medical Group Ltd. to certain other investors, following which Rainforest Capital VCC held a total of 12,387,982 ordinary shares.

The consolidated financial statements of the Group were prepared on the basis as if the reorganisation became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Group.

F-7

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

1.	General (Continued)

The Group has following subsidiaries as at June 30, 2025 and 2024:

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			2025	2024
			%	%
Basel Medical Group Pte. Ltd. (F.K.A. Singmed Specialists Pte. Ltd.)	Other holding companies	Singapore	100	100

Singapore Sports & Orthopaedic Clinic Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

Singapore Sports & Orthopaedic Services Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

SSOC Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

SSOS Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

F-8

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

1.	General (Continued)

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			2025	2024
			%	%
Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

Singapore Knee, Sports & Orthopaedic Services Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

Pharma Avenue Pte. Ltd. (F.K.A. Singapore Sports and Physiotherapy Centre Pte. Ltd.)	Other health services N.E.C (E.g. Physiotherapy, chiropratic, speech therapy) and physiotherapy	Singapore	100	100

Basel Medflow Pte. Ltd.	Other information technology and computer service activities, retail sale of sports apparel and equipment (including bicycles, boats and healthcare equipment)	Singapore	60	-

Bethesda Medical Pte. Ltd.	Clinics and other general medical services (western)	Singapore	100	-

Oasis Medical Clinic Pte. Ltd.	Clinics and other general medical services (western)	Singapore	100	-

F-9

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

1.	General (Continued)

On October 14, 2024, Singmed Specialists Pte. Ltd. changed its corporate name to Basel Medical Group Pte. Ltd.

On June 23, 2025, Singapore Sports and Physiotherapy Centre Pte. Ltd. changed its corporate name to Pharma Avenue Pte. Ltd.

2.	Material accounting policy information

2.1	Compliance with International Financial Reporting Standards (“IFRS”)

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Group have been prepared on a going concern basis.

The ability of the Group to continue as going concern is dependent on: (Please refer to Note 27)

(i)	the ability of its major shareholder to provide financial support
(ii)	the ability of the Group to generate sufficient and sustainable operating profits and cash flows over the next 12 months from the date of these financial statements to meet its operating and financial obligations as and when they fall due; and
(iii)	the ability of the Group to procure additional financing and to garner the continuous support of its existing financiers.

2.2	New and amended standards adopted by the Group

The Group has applied the following amendments for the first time for their annual reporting period commencing July 1, 2024:

●	Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants – Amendments to IAS 1;
●	Lease Liability in Sale and Leaseback – Amendments to IFRS 16; and
●	Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

2.3	New standards and interpretations not yet adopted

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for June 30, 2025 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

F-10

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.4	Revenue from contracts with customers

The Group is in the business of providing medical services to patients. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenue is presented net of goods and services tax, rebates, and discounts.

Revenue from the rendering of medical services is recognized at the point in time when the entity satisfies the performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. This is generally when the significant acts have been completed, ie, upon the completion of consultations, clinical treatments, medical tests and operations. The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods or services. In determining the transaction price for the rendering of medical services the Group considers the effects of variable consideration. Contracts with customers normally does not include any contractual adjustment such as right of return, volume discount etc. In rare circumstances where consideration is variable, the Group estimates the amount of consideration to which it will be entitled in exchange for rendering of service to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major clients in the consolidated financial statements for detailing the Group’s business segments. Based on the criteria established, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in Singapore, no geographical segments are presented.

F-11

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.6	Government grants

Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

Government grants relating to assets are deducted against the carrying amount of the assets.

2.7	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. The financial statements of the subsidiaries used in the preparation of the consolidated financial statements are prepared as of the same reporting date as the Company. Consistent accounting policies are applied to like transactions and events in similar circumstances.

(a)	Subsidiaries

(i)	Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Deferred tax relief on unrealized intra-Group profit is accounted for only to the extent that it is considered recoverable.

Non-controlling interests comprise the portion of a subsidiaries’ net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Group. They are shown separately in the consolidated statement of profit or loss and other comprehensive income, statement of changes in equity, and statement of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a Subsidiaries, even if this results in the non-controlling interests having a deficit balance.

F-12

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.7	Group accounting (Continued)

(ii)	Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiaries measured at their fair values at the acquisition date.

The fair value of contingent consideration liabilities is reassessed at each balance sheet date with changes recognized in the income statement. Payments of contingent consideration reduce the balance sheet liability and as a result are not recorded in the income statement. The part of each payment relating to the original estimate of the fair value of the contingent consideration on acquisition is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition date is reported within operating cash flows.

Where the consideration transferred, together with the noncontrolling interest, exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. The costs of effecting an acquisition are charged to the income statement in the period in which they are incurred.

Goodwill is capitalized as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.

Where the cost of acquisition is below the Group’s interest in the net assets acquired, the difference is recognized directly in the income statement.

F-13

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.7	Group accounting (Continued)

(a)	Subsidiaries (Continued)

(ii)	Acquisitions (Continued)

Where not all of the equity of a subsidiary is acquired the noncontrolling interest is recognized either at fair value or at the non-controlling interest’s share of the net assets of the subsidiary, on a case-by-case basis. Changes in the Group’s ownership percentage of subsidiaries are accounted for within equity.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill.

(iii)	Disposal

When a change in the Group’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

(b)	Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiaries are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

F-14

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.8	Property and equipment

All items of property and equipment are initially recorded at cost. Subsequent to recognition, property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property and equipment.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Useful lives
Machinery	3 years
Furniture and Fittings	3 years
Medical equipment	3 years
Renovation	5 years
Air conditioner	3 years
Computer and office equipment	3 years
Software	3 years

The residual values, estimated useful lives and depreciation method of property and equipment are reviewed, and adjusted prospectively, if appropriate.

Fully depreciated assets are retained in the consolidated financial statements until they are no longer in use.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

Subsequent expenditure relating to property and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

On disposal of an item of property and equipment, the difference between the disposal proceeds and its carrying amount is recognized in profit or loss within “other losses”. Any amount in revaluation reserve relating to that item is transferred to retained profits directly.

F-15

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.9	Financial instruments

(a)	Financial assets

Initial recognition and measurement

Financial assets are recognized when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Trade receivables are measured at the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Investments in debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortized cost, fair value through other comprehensive income (FVOCI) and FVPL. The Group only has debt instruments at amortized cost.

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through the amortisation process.

Investments in equity instruments

On initial recognition of an investment in equity instrument that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in other comprehensive income which will not be reclassified subsequently to profit or loss. Dividends from such investments are to be recognized in profit or loss when the Group’s right to receive payments is established. For investments in equity instruments which the Group has not elected to present subsequent changes in fair value in other comprehensive income, changes in fair value are recognized in profit or loss.

F-16

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.9	Financial instruments (Continued)

(a)	Financial assets (Continued)

Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

(b)	Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVPL, directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortisation process.

Borrowings

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

Borrowings are initially recognized at fair value (net of transaction costs) and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

F-17

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.9	Financial instruments (Continued)

(b)	Financial liabilities

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

2.10	Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are 30 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

2.11	Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value, and bank overdrafts. Bank overdrafts are presented as current borrowings on the balance sheet. For cash subjected to restriction, assessment is made on the economic substance of the restriction and whether they meet the definition of cash and cash equivalents.

F-18

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.12	Inventories

Inventories are stated at the lower of cost and net realisable value, Cost is calculated using the weighted average basis and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Where necessary, allowance is provided for damaged, obsolete and slow-moving item to adjust the carrying value of inventories to the lower of cost and net realisable value.

2.13	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.14	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Asset Retirement Obligation

The Group recognizes a liability and capitalize an expense in property and equipment if the Group has a present legal or constructive obligation to reinstate the leased premises to their original state upon expiry of the lease. The provision is made based on management’s best estimate of the expected costs to be incurred to reinstate the leased premises to their original state. The capitalized provision for reinstatement costs in property and equipment is amortized over the period of the lease.

F-19

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.15	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Group makes an estimate of the asset’s recoverable amount.

The carrying values of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit, when there is an indication that the assets might be impaired. Additionally, goodwill and intangible assets which are not yet available for use are tested for impairment annually.

Impairments of goodwill are not reversed.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment losses are recognized in profit or loss.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized previously. Such reversal is recognized in profit or loss.

2.16	Taxes

(a)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Current income taxes are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

F-20

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.16	Taxes (Continued)

(b)	Deferred tax

Deferred tax is provided using the liability method on temporary differences at the end of the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(c)	Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognized net of the amount of GST except:

●	where the GST incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

●	receivables and payables that are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

2.17	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(a)	As lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities representing the obligations to make lease payments and right-of-use assets representing the right to use the underlying leased assets.

F-21

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.17	Leases (Continued)

(a)	As lessee (Continued)

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment. The accounting policy for impairment is disclosed in Note 2.15.

The Group’s right-of-use assets are presented in Note 9.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

F-22

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.17	Leases (Continued)

(a)	As lessee (Continued)

Lease liabilities (Continued)

The Group’s lease liabilities are included in borrowings (Note 15).

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of office premises (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term. The Group has no lease of low-value assets for the year.

2.18	Currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Singapore Dollar, which is the functional currency of the Group.

(b)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the end of balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

When a foreign operation is disposed of or any loan forming part of the net investment of the foreign operation is repaid, a proportionate share of the accumulated currency translation differences is reclassified to profit or loss, as part of the gain or loss on disposal.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement within “finance expense”. All other foreign exchange gains and losses impacting profit or loss are presented in the income statement.

F-23

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.18	Currency translation (Continued)

(b)	Transactions and balances (Continued)

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c)	Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

Translations of the consolidated balance sheets, consolidated statement of profit or loss and comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statements of cash flows from S$ into US$ as of and for the year ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of S$1 = US$1.2719, as set forth in the statistical release of the Federal Reserve System on June 30, 2025. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

2.19	Employee benefits

(a)	Defined contribution plans

The Group makes contributions to the Central Provident Fund scheme in Singapore, a defined contribution pension scheme. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

F-24

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.19	Employee benefits (Continued)

(b)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

2.20	Derivative financial instruments

A derivative financial instrument for which no hedge accounting is applied is initially recognized at its fair value on the date the contract is entered into and is subsequently carried at its fair value. Changes in its fair value are recognized in profit or loss. The Group does not apply hedge accounting for its derivative financial instruments.

2.21	Earnings per share

Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period presented. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

2.22	Share capital

Proceeds from issuance of ordinary shares are recognized as share capital in equity. Incremental costs directly attributable to the issuance of ordinary shares are deducted against share capital.

2.23	Merger reserve

In a business combination under common control, any difference between the consideration paid and the carrying amounts of assets and liabilities received is presented as a change within equity and recorded under merger reserves.

2.24	Deferred Offering cost

The Company defers specific incremental costs directly attributable to an equity securities offering. These costs will be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. If the Company does not complete the initial public offering, the deferred costs of the aborted offering will be deferred and charged against the proceeds of a subsequent offering.

F-25

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

2.	Material accounting policy information (Continued)

2.24	Deferred offering cost (Continued)

Any costs related to an aborted offering will be expensed in the period in which the Company elects to abort the offering.

Prior to the completion of the initial public offering, deferred offering costs, which mainly consist of direct incremental legal, auditing, accounting, consulting, and other fees relating to the initial public offering, are capitalized on the consolidated balance sheets.

2.25	Dividend to Company’s shareholders

Dividends to the Company’s shareholders are recognized when the dividends are approved for payment.

3.	Significant accounting judgements and estimates

The preparation of the Group’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

3.1	Judgements made in applying accounting policies

Management is of the opinion that there are no significant judgements made in applying accounting estimates and policies that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

3.2	Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

F-26

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty (Continued)

(a)	Estimated useful lives of property and equipment (Continued)

The Group depreciates the property and equipment over their estimated useful lives after taking into account of their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Group intends to derive future economic benefits from the use of the Group’s property and equipment. The residual value reflects management’s estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated costs of disposal, as if the asset were already of the age and in the condition expected at the end of its useful life. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges. The carrying amounts of the Group’s property and equipment as at June 30, 2025 and June 30, 2024 were disclosed in Note 10.

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically on inventories for excess inventories, obsolescence and declines in net realisable value and an allowance is recorded against the inventory balances for any such declines. The realisable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realisable value. The carrying amount of the Company’s inventories as at June 30, 2025 was S$489,062 (US$384,513) (June 30, 2024: S$72,030). If the future expected realisable value was lower by 10% of its carrying amount, the carrying amount of the Company’s inventories would have been S$48,906 (US$38,451) (June 30, 2024: S$7,203) lower.

(c)	Allowance for expected credit losses of trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Company’s historical observed default rates. The Company will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Company’s trade receivables is disclosed in Note 25 (a). The carrying amount of the Company’s trade receivables as at the end of each reporting period were disclosed in Note 12.

F-27

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty (Continued)

(d)	Allowance for expected credit losses of other receivables

The Group assessed the latest performance and financial position of the counterparties, adjusted for the outlook of the industry in which the counterparties operate in, and concluded that there had been no significant increase in credit risk since initial recognition of the financial assets. Accordingly, the Group measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

The carrying amount of the Group’s other receivables as at June 30, 2025 were S$134,188 (US$105,502) (June 30, 2024: S$213,644).

(e)	Leases – estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate to measure lease liabilities. The incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The incremental borrowing rate therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the incremental borrowing rate using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

(f)	Impairment of non-financial assets

Goodwill

Goodwill is tested for impairment annually and whenever there is an indication that the goodwill may be impaired. In performing the impairment assessment of the carrying amount of goodwill, the recoverable amounts of cash-generating units (CGUs”) in which the goodwill, are determined using higher of value-in-use (“VIU”) calculation and fair value less cost to disposal. The assessment process involves significant management’s estimates and is based on assumptions that are affected by future market and economic conditions. It also involves the use of significant judgments such as the forecasted revenue and operating expenses, sales growth rates, gross profit margin and discount rates applied to the VIU calculation. Specific estimates used in the impairment assessment are disclosed in Note 21.

It is assessed that the recoverable amounts of the CGUs are less than the carrying values of the CGUs, and accordingly full impairment charge was recognized. The carrying amount of goodwill is disclosed in Note 21.

F-28

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

4.	Revenue

	2025	2025	2024
	US$	S$	S$

Type of service
Rendering of services – Medical services	8,900,027	11,319,944	10,050,923
	8,900,027	11,319,944	10,050,923

Timing of transfer of service
At a point in time	8,900,027	11,319,944	10,050,923
	8,900,027	11,319,944	10,050,923

5.	Other income

	2025	2025	2024
	US$	S$	S$

Government grant	60,510	76,962	19,600
Interest income	63,959	81,350	-
Service income	27,518	35,000	-
Other income	1,225,864	1,559,177	385,688
Reversal of ECL	-	-	55,741
	1,377,851	1,752,489	461,029

Other income pertains to the reversal of long-outstanding payables which are no longer considered due. The reversal was made after confirming that no obligation remains, as no claims or demands have been received from the creditors.

F-29

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

6.	Finance cost

	2025	2025	2024
	US$	S$	S$

Interest expense on:
- Bank borrowings	69,960	88,982	160,777
- Lease liabilities	90,389	114,966	15,461
	160,349	203,948	176,238

7.	(Loss)/Profit before tax

Profit before tax has been arrived at after charging:

	2025	2025	2024
	US$	S$	S$

Marketing and advertisement	480,960	611,733	698,336
Legal and professional fees	191,393	243,433	426,740
Insurance	269,199	342,394	48,112
Transportation	34,789	44,248	38,367
Bad debts written off	473,515	602,264	-
Provision for expected credit losses	217,863	277,101	50,168
Short term lease expenses	110,917	141,075	3,180
Depreciation of property and equipment	84,644	107,659	30,093
Amortisation of right-of-use assets	843,989	1,073,469	498,635
Recruitment	1,815	2,309	131,786
Membership and subscription	16,207	20,614	38,919
Telephone	32,869	41,806	32,746
Employee benefit expenses
- Director’s salaries and bonuses	261,813	333,000	121,200
- Director’s CPF	23,764	30,226	137
- Employees’ salaries and bonus	3,990,917	5,076,048	3,218,275
- Employees’ CPF	370,127	470,765	177,754
- Other staff expenses	383,594	487,894	121,576

F-30

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

8.	Income tax (benefit)/expense

The major components of income tax expense recognized in profit or loss for the periods ended June 30, 2025 and 2024 were:

	2025	2025	2024
	US$	S$	S$

Tax recognized in profit or loss
Current tax expense
Current year	-	-	383,453
Changes in estimates related to prior years	(328,165)	(417,393)	(2,252)
	(328,165)	(417,393)	381,201
Deferred tax expense
Recognition of tax effect of previously unrecognised tax losses	-	-	(49,440)
	-	-	(49,440)
Tax (benefit)/expense on continuing operation	(328,165)	(417,393)	331,761

Relationship between tax expense and accounting profit

A reconciliation between tax expense and the product of accounting (loss)/profit multiplied by the applicable corporate tax rate for the financial periods ended June 30, 2025 and 2024 were as follows:

	2025	2025	2024
	US$	S$	S$

(Loss)/Profit before tax	(8,690,598)	(11,053,571)	2,404,561

Income tax using the statutory tax rate of 17% (2024: 17%)	(1,477,402)	(1,879,107)	408,775
Effects of:
- Non-deductible expenses	1,467,625	1,866,671	16,416
- Income not subject to tax	-	-	83,039
- Income tax exemption	(13,700)	(17,425)	(75,350)
- Utilisation of capital allowance	(353)	(449)	(1,322)
- Utilisation of deferred tax assets not recognised in prior year	-	-	(56,037)
- Deferred tax asset not recognized during the financial year	23,830	30,310	7,932
- Recognition of tax effect of previously unrecognised tax losses	-	-	(49,440)
-Underprovision in respect of prior years	279	355	-
-Overprovision in respect of prior years	(328,444)	(417,748)	(2,252)
Income tax (benefit)/expense	(328,165)	(417,393)	331,761

F-31

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

9.	Right of use assets

	2025	2025	2024
	US$	S$	S$

Cost
At beginning of financial year	2,164,551	2,753,093	2,753,093
Additions	2,575,627	3,275,940	-
Acquisition	3,793,697	4,825,203	-
Written off	(3,118,402)	(3,966,296)	-
Fair value reserve	1,393,860	1,772,850
At end of financial year	6,809,333	8,660,790	2,753,093

Accumulated Depreciation
At beginning of financial year	2,146,106	2,729,633	2,230,998
Acquisition	2,902,285	3,691,417	-
Depreciation	843,989	1,073,469	498,635
Written off	(2,974,369)	(3,783,101)	-
At end of financial year	2,918,011	3,711,418	2,729,633

Carrying amount	3,891,322	4,949,372	23,460

F-32

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

10.	Property and equipment

	Machinery	Furniture & Fittings	Medical equipment	Renovation	Air conditioner	Computer & office equipment	Software	Total
	S$	S$	S$	S$	S$	S$	S$	S$
Cost
At July 1, 2023	47,226	100,852	86,724	405,349	43,727	350,248	-	1,034,126
Additions	-	-	-	-	-	7,920	-	7,920
At June 30, 2024	47,226	100,852	86,724	405,349	43,727	358,168	-	1,042,046
Acquisition	-	367,243	1,500,493	1,285,136	-	378,669	86,978	3,618,519
Additions	-	-	13,101	21,545	-	20,114	-	54,760
Written off	-	(313,691)	(709,330)	(315,832)	-	(253,806)	(9,000)	(1,601,659)
Fair value reserve	-	-	111,150	-	-	-	-	111,150
At June 30, 2025	47,226	154,404	1,002,138	1,396,198	43,727	503,145	77,978	3,224,816

Accumulated depreciation
At July 1, 2023	47,226	100,381	75,645	363,769	43,727	346,692	-	977,440
Depreciation	-	283	5,888	18,431	-	5,491	-	30,093
At June 30, 2024	47,226	100,664	81,533	382,200	43,727	352,183	-	1,007,533
Acquisition	-	277,888	1,244,797	1,192,766	-	317,744	83,144	3,116,339
Depreciation	-	7,020	50,042	24,528	-	25,347	722	107,659
Written off	-	(248,500)	(687,468)	(231,410)	-	(220,994)	(7,000)	(1,395,372)
At June 30, 2025	47,226	137,072	688,904	1,368,084	43,727	474,280	76,866	2,836,159

Net book values
At June 30, 2024	-	188	5,191	23,149	-	5,985	-	34,513
At June 30, 2025	-	17,332	313,234	28,114	-	28,865	1,112	388,657

US$
At June 30, 2025	-	13,627	246,272	22,104	-	22,694	874	305,572

F-33

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

11.	Inventories

	2025	2025	2024
	US$	S$	S$

Statement of financial position:
Medicine, drugs and medical devices	384,513	489,062	72,030

Statement of comprehensive income:
Inventories recognized as an expense in cost of sales	517,713	658,479	637,037

12.	Trade and other receivables

	2025	2025	2024
	US$	S$	S$

Trade receivables:
- third parties	2,154,300	2,740,055	2,133,573
Less: Allowance for expected credit loss	(462,593)	(588,373)	(460,413)
	1,691,707	2,151,682	1,673,160
Deposits	5,324,813	6,772,629	90,252
Prepayments	338,679	430,767	28,163
Other receivables:
- third parties	105,502	134,188	213,644
	7,460,701	9,489,266	2,005,219

Trade receivables are unsecured, non-interest bearing and are generally on 60 days terms (June 30, 2024: 60 days).

There is no other class of financial assets that is past due and/or impaired except for trade receivables.

Trade and other receivables are denominated in Singapore Dollar.

The deposits include payments made for custodian services amounting to S$4,701,220 (US$3,696,218), which are classified as non-financial assets and earmarked for use in upcoming mergers and acquisitions within the Singapore market.

F-34

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

12.	Trade and other receivables (Continued)

The movement in allowance for expected credit losses of trade receivables computed based on lifetime ECL was as follows:

	2025	2025	2024
	US$	S$	S$

Beginning of financial year	361,988	460,413	465,986
Allowance for expected credit losses	217,863	277,101	50,168
Less: Reversal of allowance for expected credit losses	(117,258)	(149,141)	(55,741)
End of financial year	462,593	588,373	460,413

13.	Cash and cash equivalents

	2025	2025	2024
	US$	S$	S$

Cash on hand	311	395	1,500
Cash at banks	2,393,325	3,044,071	1,949,553
	2,393,636	3,044,466	1,951,053

14.	Amount due from/to related parties

Amount due from related parties

On June 27, 2023, Rainforest Capital VCC (the “Purchaser”) entered into a sale and purchase agreement with Dr. Kevin Yip (the “Seller”) for the transfer of the entire share capital of Basel Medical Group Pte. Ltd. According to the sales and purchase agreement, the Provisional Consideration shall be an aggregate amount equivalent to the sum of S$24,000,000 (US$18,191,465) and the Agreed Amount. The Agreed Amount is computed based on the sum of the net amount due from Singmed Investment Pte. Ltd to the Group and the net amount due from a former director (Dr. Kevin Yip) to the Group less the net assets of the Group as at June 30, 2023. The Agreed Amount will be a negative figure if the sum of the net amount due from Singmed Investment Pte. Ltd to the Group and the net amount due from a director to the Group is more than the net assets of the Group as of June 30, 2023. The Agreed Amount was initially estimated to be negative S$5,000,000.

On July 1, 2023, S$11,800,000 (US$8,944,137) was paid from the Purchaser to the Seller. This was computed based on 70% of S$24,000,000 and Estimated Agreed Amount of negative S$5,000,000.

F-35

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

14.	Amount due from/to related parties (continued)

As part of the agreement on the purchase consideration between Rainforest Capital VCC as the buyer and Dr. Kevin Yip as the seller for the purchase of the shares of Basel Medical Group Pte. Ltd. under the sale and purchase agreement dated June 27, 2023, the outstanding receivables due from director, Dr. Kevin Yip, and related party, Singmed Investment Pte Ltd, have been assigned to and are borne by Rainforest Capital VCC. On August 23, 2024, Rainforest Capital VCC entered into a deed of undertaking (the “Repayment Deed”) with the Group, undertaking to fully transfer and pay to the Group, any and all outstanding receivables that is owed by Singmed Investment Pte Ltd and Dr. Kevin Yip to the Group, being S$11,877,624 (the “Loan Amount”), to the Group by September 2024.

The following table sets out the amounts owed to the Group by Rainforest Capital VCC, which has assumed the obligations of Dr. Kevin Yip and Singmed Investment Pte Ltd pursuant to the Repayment Deed as of the date indicated below.

	June 30, 2023	June 30, 2023
	US$	S$
Amount due from a director	976,453	1,320,457
Amount due from related parties	7,806,823	10,557,167
Total	8,783,276	11,877,624

For the financial year ended June 30, 2024, the Group incurred an aggregate sum of S$900,000 (US$682,180) for professional medical practitioner salaries owed to Dr. Kevin Yip for his services from July 1, 2023 to June 30, 2024. Such sum of US$682,180 will be set-off by the Group against the amounts owed to the Group by Dr. Kevin Yip and Singmed Investment Pte Ltd. Thus, following such set-off, as of June 30, 2024, total amounts due from Dr. Kevin Yip and Singmed Investment Pte Ltd is estimated to amount to US$8,101,096.

In addition, Rainforest Capital VCC has paid an aggregate sum of US$599,730 for the period from July 1, 2023 to June 30, 2024 on behalf of the Group for professional fees incurred in connection with the group’s initial public offering. On February 27, 2024, July 22, 2024 and July 31, 2024, Rainforest Capital VCC also repaid a sum of US$20,000, US$630,000 and US$4,048,000 respectively to the Group to partially settle the amounts due from a director and related parties. Finally, Rainforest Capital VCC has paid US$750,000 on August 15, 2024, US$750,000 on August 16, 2024, US$651,000 on September 20, 2024 and a final US$652,366 on September 23, 2024 pursuant to the Repayment Deed as final settlement of such amounts owed.

Following such repayment, the full amount due from a former director and Singmed Investment Pte Ltd, that has been assigned to Rainforest Capital VCC, has been fully paid off.

Amount due to related parties

Amount due to related parties consist of amount due to shareholders and directors. The amounts are non-trade in nature, unsecured, interest-bearing, repayable on demand and is to be settled in cash.

Amount due to a related parties represents advances provided to cover various business expenses and other expenditures incurred by the Group in the ordinary course of business.

F-36

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

15.	Borrowings

	2025	2025	2024
	US$	S$	S$

Current:
- Bank overdraft	48,251	61,371	-
- Lease liabilities	1,619,426	2,059,748	28,500
- Bank borrowings	-	-	2,677,856
	1,667,677	2,121,119	2,706,356

Non-current:
- Lease liabilities	2,324,654	2,956,727	-
- Bank borrowings	-	-	1,583,434
	2,324,654	2,956,727	1,583,434
	3,992,331	5,077,846	4,289,790

The breakdown of borrowings are as follows:

	2025	2025	2024
	US$	S$	S$

Term loan #1	-	-	206,695
Term loan #2	-	-	280,233
Term loan #3	-	-	178,565
Term loan #4	-	-	195,299
Term loan #6	-	-	531,708
Term loan #7	-	-	280,239
Term loan #9	-	-	322,818
Term loan #10	-	-	1,573,744
Term loan #11	-	-	691,989
Term loan #12	-	-	-
	-	-	4,261,290

F-37

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

15.	Borrowings (Continued)

The details of borrowings are as follows:

Term loan	Facility amount	Effective interest rate	Maturity date
		% p.a.

Term loan #1	S$600,000	2.50%	October 2025
Term loan #2	S$1,000,000	2.75%	October 2025
Term loan #3	S$600,000	2.75%	November 2025
Term loan #4	S$700,000	2.50%	November 2025
Term loan #6	S$1,400,000	2.25%	April 2026
Term loan #7	S$1,000,000	2.75%	October 2025
Term loan #9	S$850,000	2.25%	April 2026
Term loan #10	S$600,000	2.75%	November 2025
	S$1,000,000	3.00%	November 2025
	S$500,000	2.50%	March 2026
	S$529,890	1.53%	December 2035
	S$501,670	1.53%	December 2035
Term loan #11	S$400,000	2.25%	January 2026
	S$1,500,000	2.50%	December 2025
Term loan #12	S$4,000,000	4.30%	One-month term, upon maturity

Term loan #1 to #12 was fully settled during the financial year, and as at June 30, 2025, there are no outstanding bank borrowings.

F-38

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

15.	Borrowings (Continued)

A reconciliation of liabilities arising from financing activities is as follows:

	Beginning of		Proceed from	Non-cash changes			Fair	End of
	financial year	Cash flows	bank borrowings	Addition	Accretion of interests	Other	value reserve	financial year
	US$	US$	US$	US$	US$	US$	US$	US$

June 30, 2025
Liabilities
Bank overdraft	-	-	48,251	-	-	-	-	48,251
Lease liabilities
- Current	22,407	(861,945)	-	3,557,047	90,389	(1,188,472)	-	1,619,426
- Non-current	-	-	-	-	-	39,380	2,285,274	2,324,654
Bank borrowings
- Current	2,105,398	(5,320,259)	3,144,901	-	69,960	-	-	-
- Non-current	1,244,936	(1,244,936)	-	-	-	-	-	-

	3,372,741	(7,427,140)	3,193,152	3,557,047	160,349	(1,149,092)	2,285,274	3,992,331

F-39

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

15.	Borrowings (Continued)

	Beginning of		Proceed from	Non-cash changes			Fair	End of
	financial year	Cash flows	bank borrowings	Addition	Accretion of interests	Other	value reserve	financial year
	S$	S$	S$	S$	S$	S$	S$	S$

June 30, 2025
Liabilities
Bank overdraft	-	-	61,371	-	-	-	-	61,371
Lease liabilities
- Current	28,500	(1,096,308)	-	4,524,209	114,966	(1,511,619)	-	2,059,748
- Non-current	-	-	-	-	-	50,087	2,906,640	2,956,727
Bank borrowings
- Current	2,677,856	(6,766,838)	4,000,000	-	88,982	-	-	-
- Non-current	1,583,434	(1,583,434)	-	-	-	-		-

	4,289,790	(9,446,580)	4,061,371	4,524,209	203,948	(1,461,532)	2,906,640	5,077,846

June 30, 2024
Liabilities
Lease liabilities
- Current	566,039	(553,000)	-	-	15,461	-	-	28,500
- Non-current	28,500	-	-	-	-	(28,500)	-	-
Bank borrowings
- Current	3,223,150	(2,517,707)	-	-	160,777	1,811,636	-	2,677,856
- Non-current	3,395,070	-	-	-	-	(1,811,636)	-	1,583,434

	7,212,759	(3,070,707)	-	-	176,238	(28,500)	-	4,289,790

F-40

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

16.	Trade and other payables

	2025	2025	2024
	US$	S$	S$

Trade payables
- third parties	1,617,002	2,056,665	829,324
Accruals	1,131,435	1,439,072	1,074,868
GST payables	219,858	279,638	391,330
Other payables
- third parties	2,200,967	2,799,410	280,427
	5,169,262	6,574,785	2,575,949

Trade payables are non-interest bearing and are normally settled on 30 to 90 days terms (June 30, 2024: 30 to 90 days).

Other payables are non-trade related, unsecured, non-interest bearing, repayable on demand and are to be settled in cash.

Trade and other payables are denominated in Singapore Dollar.

17.	Amount due to a former director

Amount due to a former director is denominated in Singapore Dollar. Please refer to Note 14 for the terms of the sale and purchase agreement between Rainforest Capital VCC and Dr. Kevin Yip, a former director.

F-41

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

18.	Share capital

The Company was established under the laws of BVI on August 10, 2023 with authorized share of 16,250,000 ordinary shares amounting to S$24,455,178 (US$18,362,500) at a subscription price of US$1.13 per share at the time of incorporation.

The Company is authorized to issue one class of ordinary share.

The holders of ordinary shares are entitled to receive dividends as and when declared by the Group. All ordinary shares carry one vote per share without restrictions. The ordinary shares have no par value.

In February 2025, following the Company’s initial public offering on Nasdaq, 2,205,000 ordinary shares at a subscription price of US$4.00 per share were issued.

In March 2025, following the exercise of the overallotment option by the underwriter, 330,750 ordinary shares at a subscription price of US$4.00 per share were issued.

As of June 30, 2025, 18,785,750 ordinary shares of the Company were issued in total.

19.	Leases

Company as a lessee

The Company has lease contracts for clinics. The Company’s obligations under these leases are secured by the lessor’s title to the leased assets. The Company is restricted from assigning and subleasing the leased assets.

The Company also has certain leases of machinery with lease terms of 12 months or less and leases of office equipment with low value. The Company applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

(a)	Carrying amounts of right-of-use assets under leasing arrangements

The carrying amounts of right-of-use assets under leasing arrangements are disclosed in Note 9.

(b)	Lease liabilities

The carrying amount of lease liabilities (included under borrowings) and the movements during the year are disclosed in Note 15 and the maturity analysis of lease liabilities is disclosed in Note 25 under liquidity risk. The Company adopt 5% as weighted average borrowings rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 2 years.

F-42

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

19.	Leases (Continued)

(c)	Amounts recognized in profit or loss

	2025	2025	2024
	US$	S$	S$

Depreciation of right-of-use assets	843,989	1,073,469	498,635
Interest expense on lease liabilities	90,389	114,966	15,461
Lease expense not capitalized in lease liabilities:
- Expense relating to short-term leases	-	-	3,180
Total amount recognized in profit or loss	934,378	1,188,435	517,276

(d)	Total cash outflow

The Company had total cash outflows for leases of S$1,096,308 (US$861,945) (June 30, 2024: S$566,039).

(e)	Extension options

The Company has several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Company’s business needs. Management exercises significant judgement in determining whether these extension options are reasonably certain to be exercised.

F-43

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

20.	Significant related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial period:

	2025	2025	2024
	US$	S$	S$

Interest income on loan to related party	1,507	1,917	-
Management fee	3,852,504	4,900,000	-
Payment made on behalf to related parties	3,715	4,725	1,311,390

Compensation of key management personnel

	2025	2025	2024
	US$	S$	S$

Salaries and bonuses	544,854	693,000	121,200
CPF	46,540	59,194	137
	591,394	752,194	121,337

21.	Impairment loss on goodwill

Acquisition of Bethesda Medical Pte Ltd and its subsidiary, Oasis Medical Clinic Pte Ltd (“Bethesda Group Acquisition”)

On April 30, 2025, the Company completed its acquisition on all of the ordinary shares in the issued and paid-up share capital of Bethesda Medical Pte Ltd, a company incorporated in Singapore. Pursuant to the Sale and Purchase Agreement, the aggregate consideration is S$10,339,950 (US$8,000,000).

Following the completion of the acquisition, Bethesda Medical Pte Ltd became a wholly owned indirect subsidiary of Basel Medical Group Ltd. The acquisition was in line with Basel Medical Group’s expansion strategy in Singapore and the broader Southeast Asian healthcare market. By broadening its service offerings and integrating advanced medical solutions, Basel Medical Group is positioning itself as a key player in the region’s evolving healthcare ecosystem.

The fair value of identifiable assets and liabilities of Bethesda Group as at the acquisition date were:

2025
S$

Purchase Consideration	10,339,950

Assets and liabilities recognised as a result of the acquisition:
Plant and equipment	613,330
Right-of-use assets	2,906,640
Deferred tax assets	34,700
Inventories	388,850
Trade and other receivables	1,344,120
Cash and cash equivalents	217,110
Lease liabilities	(2,906,640)
Deferred tax liabilities	(118,510)
Trade and other payables	(2,294,950)
Amount due to director	(193,950)
Net identifiable assets acquired	(9,300)
Add: Goodwill	10,349,250
Purchase consideration	10,339,950

The acquired business contributed revenue of S$895,362 and net profit of S$206,629 to the Group for the period from 1 May 2025 to 30 June 2025.

The purchase consideration of US$8,000,000 was settled in cash in tranches, with US$1,500,000 deferred cash consideration waived off in October 2025.

Impairment testing for CGUs containing goodwill

For the purposes of impairment testing, the carrying amount of the goodwill has been allocated to the respective clinics based on the revenue generated by each CGUs in the past 12 months as follows:

Clinics	Goodwill allocated S$
Bethesda Medical Clinic (Suntec)	3,721,673
Bethesda Medical Clinic (Grantral Mall-Macpherson)	1,812,274
Bethesda Medical Clinic (Toa Payoh)	1,632,637
Bethesda Medical Clinic (Beach Road)	1,185,408
Bethesda Medical Clinic (Margaret Drive)	847,978
Bethesda Medical Clinic (Tampines)	1,149,280
Total	10,349,250

The recoverable amount of CGUs were based on its value in use, determined by discounting the pre-tax future cash flows to be generated from the continuing use of the CGUs.

Key assumptions used in the estimation of value in use were as follows:

Discount rate	5.4%
Terminal growth rate	2%
Revenue growth rate for next five years	5%

The discount rate was a pre-tax measure based on the rate of 10-year government bonds issued by the government in the relevant market and in the same currency as the cash flows, adjusted for a risk premium to reflect both the increased risk of investing in equities generally and the systematic risk of the specific CGU.

Five years of cash flows were included in the discounted cash flow model.

Revenue growth was projected based on expectations of future outcomes taking into account the growth rate of comparable business in the industry.

As the new subsidiary’s operation has yet to be turned around, an impairment loss on the goodwill from this investment has been fully recognised in year ended June 30, 2025. Following the impairment loss, the carrying amount of the goodwill is nil.

F-44

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

22.	Share based payment reserve

In February 2025, the company entered into an employment contract with an employee in which the employee is entitled to S$25,000 worth of the company’s share per month, based on the actual share price for the month. The movement and number of shares are as follows:

Date	S$	US$	Share price	Number of shares
As at July 1, 2024				-
Entitlement
March 19, 2025	25,000	18,755	4.04	4,642
April 19, 2025	25,000	19,064	4.45	4,284
May 19, 2025	25,000	19,321	2.37	8,152
June 19, 2025	25,000	19,465	2.67	7,290
Total entitlement	100,000	76,605		24,368
As at June 30, 2025				24,368

During the financial year ended June 30, 2025, the Group recognised share-based expense of S$100,000 (US$78,624) and the employee is entitled to 24,368 shares and expected to be granted by June 30, 2026.

23.	Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets			Liabilities
	2025		2024	2025		2024
	US$	S$	S$	US$	S$	S$
Property, plant and equipment	995	1,265	1,265	14,852	18,890	-
Right-of-use assets	-	-	-	210,111	267,240	-
Inventories	-	-	-	15,072	19,170	-
Trade receivables	(38,634)	(49,140)	(78,270)	43,305	55,080	-
Other payable	-	-	-	4,639	5,900	-
Lease liabilities	-	-	-	(194,803)	(247,770)	-
Others	-	-	-	4,166	5,300	-
Net deferred tax (assets) liabilities	(37,640)	(47,875)	(77,005)	97,342	123,810	-

Movement in deferred tax balances:

	Balance as at July 1, 2023	Recognized in profit or loss	Balance as at June 30, 2024	Balance as at July 1, 2024	Recognized in profit or loss	Acquired in business combinations	Balance as at June 30, 2025
	S$	S$	S$	S$	S$	S$	S$
Property, plant and equipment	1,901	(636)	1,265	1,265	-	18,890	20,155
Right-of-use assets	-	-	-	-	-	267,240	267,240
Inventories	-	-	-	-	-	19,170	19,170
Trade receivables	(29,466)	(48,804)	(78,270)	(78,270)	29,130	55,080	5,940
Other payable	-	-	-	-	-	5,900	5,900
Lease liabilities	-	-	-	-	-	(247,770)	(247,770)
Others	-	-	-	-	-	5,300	5,300
Net deferred tax (assets) liabilities	(27,565)	(49,440)	(77,005)	(77,005)	29,130	123,810	75,935

24.	Fair value of assets and liabilities

Assets and liabilities not measured at fair value

Cash and cash equivalents, other receivables, amount due from/(to) related parties, other payables

The carrying amounts of these balances approximate their fair values due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amounts of these receivables and payables approximate their fair values as they are subject to normal trade credit terms.

Borrowings

The carrying amounts of borrowings approximate their fair values as they are subject to interest rates close to market rate of interests for similar arrangements with financial institutions.

25.	Financial risk management

The Group’s activities expose it to a variety of financial risks from its operations. The key financial risks include credit risk, market risk (including foreign currency risk, interest rate risk) and liquidity risk.

The Directors review and agree policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial year, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

a)	Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables.

F-45

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

25.	Financial risk management (Continued)

a)	Credit risk (Continued)

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days, default of interest due for more than 30 days or there is significant difficulty of the counterparty.

To minimise credit risk, the Group has developed and maintained the Group’s credit risk gradings to categorise exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward-looking information which includes the following indicators:

-	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations
-	Actual or expected significant changes in the operating results of the debtor
-	Significant increases in credit risk on other financial instruments of the same debtor
-	Significant changes in the expected performance and behaviour of the debtor, including changes in the payment status of debtors in the Group and changes in the operating results of the debtor.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

The Group determined that its financial assets are credit-impaired when:

-	There is significant difficulty of the debtor
-	A breach of contract, such as a default or past due event
-	It is becoming probable that the debtor will enter bankruptcy or other financial reorganisation
-	There is a disappearance of an active market for that financial asset because of financial difficulty

F-46

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

25.	Financial risk management (Continued)

a)	Credit risk (Continued)

The Group categorises a receivable for potential write-off when a debtor fails to make contractual payments more than 120 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Group’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognising expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL - not credit-impaired
III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL - credit impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

	Note	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				US$	US$	US$
June 30, 2025
Trade receivables	12	Note 1	Lifetime ECL (simplified)	2,154,300	(462,593)	1,691,707
Other receivables	12	I	12-month ECL	105,502	-	105,502
Deposits	12	I	12-month ECL	5,324,813	-	5,324,813
					(462,593)

F-47

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

25.	Financial risk management (Continued)

a)	Credit risk (Continued)

	Note	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				S$	S$	S$
June 30, 2025
Trade receivables	12	Note 1	Lifetime ECL (simplified)	2,740,055	(588,373)	2,151,682
Other receivables	12	I	12-month ECL	134,188	-	134,188
Deposits	12	I	12-month ECL	6,772,629	-	6,772,629
					(588,373)

June 30, 2024
Trade receivables	12	Note 1	Lifetime ECL (simplified)	2,133,573	(460,413)	1,673,160
Other receivables	12	I	12-month ECL	213,644	-	213,644
Deposits	12	I	12-month ECL	90,252	-	90,252
Amount due from related parties	14	I	12-month ECL	10,557,240	-	10,557,240
					(460,413)

Trade receivables (Note 1)

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Group determines the ECL by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions.

F-48

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

25.	Financial risk management (Continued)

a)	Credit risk (Continued)

	Trade and other receivables
	Days past due
	Not past due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	US$	US$	US$	US$	US$	US$

June 30, 2025
ECL rate	15%	54%	54%	59%	59%
Estimated total gross carrying amount at	632,695	770,490	192,280	303,801	255,034	2,154,300
ECL	(91,560)	(136,811)	(53,479)	(106,784)	(73,959)	(462,593)
Other receivables	-	12,391	24,763	14,267	54,081	105,502
						1,797,209

	Trade and other receivables
	Days past due
	Not past due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	S$	S$	S$	S$	S$	S$

June 30, 2025
ECL rate	15%	54%	54%	59%	59%
Estimated total gross carrying amount at	804,724	979,987	244,561	386,405	324,378	2,740,055
ECL	(116,455)	(174,010)	(68,020)	(135,819)	(94,069)	(588,373)
Other receivables	-	15,760	31,496	18,146	68,786	134,188
						2,285,870

June 30, 2024
ECL rate	1.95%	2.02%	2.61%	10.54%	89.08%
Estimated total gross carrying amount at	814,544	321,783	227,123	323,323	446,800	2,133,573
ECL	(15,880)	(6,494)	(5,939)	(34,093)	(398,007)	(460,413)
Other receivables	-	-	-	-	213,644	213,644
						1,886,804

Information regarding movement of loss of allowance of trade receivables is disclosed in Note 12.

F-49

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

25.	Financial risk management (Continued)

a)	Credit risk (Continued)

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Exposure to credit risk

The Group have no significant concentration of credit risk other than those balances with related company comprising 1% (June 30, 2024: 2% and 1%) of trade receivables. The Group has credit policies and procedures in place to minimise and mitigate its credit risk exposure.

Other receivables, amount due from related parties

The Group assessed the latest performance and financial position of the counterparties, adjusted for the future outlook of the industry in which the counterparties operate in, and concluded that there has been no significant increase in the credit risk since the initial recognition of the financial assets. Accordingly, the Group measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

b)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the Group.

The Group determined that sensitivity to the exchange rate changes does not impose significant impact on the results and operations of the Group.

F-50

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

25.	Financial risk management (Continued)

b)	Market risk (Continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from fixed deposits. These transactions and balances were not significant.

The Group does not expect any significant effect on the Group’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the financial year due to those interest-bearing assets and liabilities are insignificant.

c)	Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of standby credit facilities. The Group finances its working capital requirements through funds generated from operations of the Group. Management is satisfied that funds are available to finance the operation of the Group.

Analysis of financial instruments by remaining contractual maturities

The table below summarises the maturity profile of the Group’s financial assets and liabilities at the reporting date based on contractual undiscounted repayment obligations.

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
June 30, 2025
Financial assets
Trade and other receivables	7,016,520	7,016,520	7,016,520	-
Cash and cash equivalents	2,393,636	2,393,636	2,393,636	-
Total undiscounted financial assets	9,410,156	9,410,156	9,410,156	-

F-51

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

25.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
June 30, 2025 (Continued)
Financial liabilities
Trade and other payables	4,949,404	4,949,404	4,949,404	-
Lease liabilities	3,944,080	4,123,479	1,738,177	2,385,303
Amount due to related parties	1,140,266	1,140,266	1,140,266	-
Borrowings	48,251	48,251	48,251	-
Total undiscounted financial liabilities	10,082,001	10,261,400	7,876,098	2,385,303

Total net undiscounted financial assets/ (liabilities)	(671,845)	(851,244)	1,534,058	(2,385,303)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
June 30, 2025
Financial assets
Trade and other receivables	8,924,312	8,924,312	8,924,312	-
Cash and cash equivalents	3,044,466	3,044,466	3,044,466	-
Total undiscounted financial assets	11,968,778	11,968,778	11,968,778	-

Financial liabilities
Trade and other payables	6,295,147	6,295,147	6,295,147	-
Lease liabilities	5,016,475	5,244,654	2,210,787	3,033,867
Amount due to related parties	1,450,305	1,450,305	1,450,305	-
Borrowings	61,371	61,371	61,371	-
Total undiscounted financial liabilities	12,823,298	13,051,477	10,017,610	3,033,867

Total net undiscounted financial assets/ (liabilities)	(854,520)	(1,082,699)	1,951,168	(3,033,867)

F-52

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

25.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
June 30, 2024
Financial assets
Trade and other receivables	1,763,412	1,763,412	1,763,412	-
Cash and cash equivalents	1,951,053	1,951,053	1,951,053	-
Amount due from related parties	10,557,240	10,557,240	10,557,240	-
Total undiscounted financial assets	14,271,705	14,271,705	14,271,705	-

Financial liabilities
Trade and other payables	2,184,619	2,184,619	2,184,619	-
Lease liabilities	28,500	29,000	29,000	-
Amount due to related parties	1,311,390	1,311,390	1,311,390	-
Amount due to a former director	111,459	111,459	111,459	-
Borrowings	4,261,290	4,261,290	2,677,856	1,583,434
Total undiscounted financial liabilities	7,897,258	7,897,758	6,314,324	1,583,434

Total net undiscounted financial assets/(liabilities)	6,374,447	6,373,947	7,957,381	(1,583,434)

F-53

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

26.	Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets, at FVPL, financial assets measured at amortized cost and financial liabilities at amortized cost were as follows:

	June 30, 2025	June 30, 2025	June 30, 2024
	US$	S$	S$

Financial assets measured at amortized cost
Trade and other receivables	7,016,520	8,924,312	1,763,412
Cash and cash equivalents	2,393,636	3,044,466	1,951,053
Amount due from related parties	-	-	10,557,240
Total financial assets measured at amortized cost	9,410,156	11,968,778	14,271,705

Financial liabilities measured at amortized cost
Trade and other payables	4,949,404	6,295,147	2,184,619
Amount due to related parties	1,140,266	1,450,305	1,311,390
Amount due to a former director	-	-	111,459
Borrowings	48,251	61,371	4,261,290
Total financial liabilities measured at amortized cost	6,137,921	7,806,823	7,868,758

27.	Capital management

The primary objective of the Group’s capital management is to safeguard the entity’s ability to continue as a going concern. The related parties have undertaken not to recall the amounts due to them until such time the Company is in the position to repay these amounts without impairing its liquidity position and to provide continuing financial support and adequate funds to enable the Company to meet its liabilities as and when they fall due.

No changes were made in the objectives, policies or processes during the financial year ended June 30, 2025.

The Group is not subjected to either internal or external imposed capital requirement. The Group’s overall strategy remains unchanged from 2024.

F-54

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

28.	Events occurring after the reporting period

There were no significant events that occurred after the financial year ended June 30, 2025, which require adjustment to the financial statements.

However, the following non-adjusting events occurred subsequent to the reporting period:

a)	In July 2025, the Company has appointed NLA DFK Assurance PAC as its new auditor, in place of Onestop Assurance PAC.

b)	In July 2025, the Company has put on hold the plan for the acquisition of Bitcoin in exchange for the issue of ordinary shares in the Company.

c)	In July 2025, Basel Medical Group Pte Ltd has made 60% investments in SSOC Novena Pte. Ltd., SSOC Orchard Pte. Ltd. and SSOC Farrer Park Pte. Ltd. In September 2025, 7% of these investments in each of the 3 companies has been sold to external party, such that the company holds 53% of the share capital in each of the 3 companies.

d)	In July 2025, the Company’s subsidiary, Pharma Avenue Pte Ltd, increased its share capital to 100,000 shares.

e)	In August 2025, Mr Tan Boon Chye (Darren) was appointed as the Chief Commercial Officer of the Company. In the same month, Mr Vincent Teo resigned as Chief Partnership Officer from the Company.

f)	In September 2025, the Company’s subsidiary, Bethesda Medical Pte Ltd, has fully disposed its investment in associate company, Cereza Bethesda Medical Pte Ltd.

g)	In October 2025, Chartered Imaging Pte Ltd was incorporated with Basel Medical Group Pte Ltd holding 100% of the ordinary shares.

h)	In October 2025, Basel Medical Group Pte Ltd has obtained a S$3,000,000 term loan facility for a 3 year tenor.

i)	The major shareholder, Rainforest Capital VCC has agreed to provide financial support for at least 12 months from the date of the auditor’s report.

j)	In December 2025, Lucky Pet Service Pte Ltd was incorporated with Basel Medical Group Pte Ltd holding 10% of the ordinary shares.

k)	In January 2026, Atlas Medical Concierge Pte Ltd was incorporated with Basel Medical Group Pte Ltd holding 51% of the ordinary shares.

l)	In addition to the sale and purchase agreement entered with Silkroute Biomed Healthcare Pte. Ltd. for the acquisition of all of the ordinary shares in the issued and paid-up share capital of Bethesda Medical Pte. Ltd in April 2025, a waiver letter with Silkroute Biomed Healthcare Pte. Ltd. was signed in October 2025. The remaining deferred consideration of USD1,500,000 shall be waived. Following such agreement, the total consideration of US$6.5 million for the acquisition of Bethesda Medical has been fully satisfied.

m)	On January 22, 2026, Nasdaq has determined that the Company’s common stock does not comply with the minimum $1 bid price requirement based upon the closing bid price for the last 30 consecutive business days. The Company has been given a compliance period of 180 calendar days to regain compliance.

F-55

Basel Medical Group Ltd and its Subsidiaries

Unaudited Consolidated Financial Statements

For the financial period ended December 31, 2025

F-56

Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS

AND COMPREHENSIVE INCOME

For the financial period ended December 31, 2025 and 2024

	Note	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
		US$	S$	S$

Revenue	4	6,428,419	8,266,304	5,034,080

Other income	5	2,700,712	3,472,845	357,647

Consumables, medical supplies and other related expenses		(1,579,505)	(2,031,086)	(1,049,281)

Employee benefit expenses	7	(4,345,202)	(5,587,495)	(2,847,542)

Depreciation expense		(1,599,879)	(2,057,284)	(351,469)

Rent expense		(3,461)	(4,450)	(120,000)

Other operating expense		(1,171,715)	(1,506,708)	(1,242,459)

Finance cost	6	(167,808)	(215,784)	(97,619)

Profit/(Loss) before tax	7	261,561	336,342	(316,643)

Income tax expense	8	(136,779)	(175,884)	(388)

Profit/(Loss) after tax		124,782	160,458	(317,031)

Foreign currency translation differences		248,434	425,335	(12,111)

Total comprehensive income/(loss) for the period		373,216	585,793	(329,142)

Profit/(loss) attributable to:
Owners of the Parent		209,476	269,328	(317,031)
Non-controlling interest		(84,694)	(108,870)	-
		124,782	160,458	(317,031)

Total comprehensive income/(loss) attributable to:
Owners of the Parent		209,476	269,328	(317,031)
Translation difference		248,434	425,335	(12,111)
		457,910	694,663	(329,142)

Non-controlling interest		(84,694)	(108,870)	-

Total comprehensive income/(loss) for the year		373,216	585,793	(329,142)

Earnings/(Loss) per ordinary share – basic and diluted		0.01	0.01	(0.02)

Weighted average number of shares – basic and diluted		18,785,750	18,785,750	16,250,000

The accompanying notes form an integral part of these consolidated financial statements.

F-57

Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

As of December 31, 2025 and June 30, 2025

	Note	December 31, 2025	December 31, 2025	June 30, 2025
		US$	S$	S$
ASSETS
Non-current assets
Right-of-use-assets	9	4,337,727	5,577,883	4,949,372
Property and equipment	10	250,390	321,977	388,657
Investments		78	100	-
Deferred tax assets		37,231	47,875	47,875
		4,625,426	5,947,835	5,385,904

Current assets
Inventories	11	258,834	332,834	489,062
Trade and other receivables	12	8,325,773	10,752,128	9,489,266
Cash and cash equivalents	13	1,044,640	1,343,303	3,044,466
Amount due from related parties	14	1,062,684	1,366,505	-
Amount due from third party		272,183	350,000	-
Deferred offering costs		25,000	32,148	31,797
Current tax assets		-	-	239,407
		10,989,114	14,176,918	13,293,998

Total assets		15,614,540	20,124,753	18,679,902

LIABILITIES
Non-current liability
Deferred tax liabilities		30,138	38,755	123,810
Borrowings	15	4,696,676	6,039,456	2,956,727
		4,726,814	6,078,211	3,080,537

Current liabilities
Trade and other payables	16	2,857,775	3,674,813	6,574,785
Borrowings	15	2,289,738	2,944,374	2,121,119
Amount due to related parties	14	690,384	887,764	1,450,305
Asset retirement obligation		11,665	15,000	15,000
Provision for income tax		-	-	-
		5,849,562	7,521,951	10,161,209

Total liabilities		10,576,376	13,600,162	13,241,746

NET ASSETS		5,038,164	6,524,591	5,438,156

EQUITY
Capital attributable to equity holders of the Group
Share capital	18	25,609,109	34,208,562	34,208,562
Merger reserve arising from group restructuring		(18,362,500)	(24,455,170)	(24,455,170)
Retained earnings		(2,564,554)	(3,685,620)	(3,954,948)
Translation reserve		(29,903)	(38,452)	(463,787)
Share based payment reserve		195,273	250,000	100,000
Non-controlling interest		190,739	245,271	3,499
Total equity		5,038,164	6,524,591	5,438,156

The accompanying notes form an integral part of these consolidated financial statements.

F-58

Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the financial period ended December 31, 2025 and 2024

		Share capital	Merger reserve	Translation reserve	Share based payment reserve	Retained earnings	Total attributable to owners of Company	Non-controlling interest	Total
		US$	US$	US$	US$	US$	US$	US$	US$

As at July 1, 2025		25,609,109	(18,362,500)	(278,337)	78,623	(2,774,030)	4,272,865	2,751	4,275,616

Foreign currency translation		-	-	248,434	-	-	248,434	-	248,434

Share based payment reserve	Note 22	-	-	-	116,650	-	116,650	-	116,650

Non-controlling interests arising on acquisition of subsidiaries		-	-	-	-	-	-	272,682	272,682

Profit for the year, representing total comprehensive income for the year		-	-	-	-	209,476	209,476	(84,694)	124,782

As at December 31, 2025		25,609,109	(18,362,500)	(29,903)	195,273	(2,564,554)	4,847,425	190,739	5,038,164

The accompanying notes form an integral part of these consolidated financial statements.

F-59

Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the financial period ended December 31, 2025 and 2024

		Share capital	Merger reserve	Translation reserve	Share based payment reserve	Retained earnings	Total attributable to owners of Company	Non-controlling interest	Total
		S$	S$	S$	S$	S$	S$	S$	S$

As at July 1, 2025		34,208,562	(24,455,170)	(463,787)	100,000	(3,954,948)	5,434,657	3,499	5,438,156

Foreign currency translation		-	-	425,335	-	-	425,335	-	425,335

Share based payment reserve	Note 22	-	-	-	150,000	-	150,000	-	150,000

Non-controlling interests arising on acquisition of subsidiaries		-	-	-	-	-	-	350,642	350,642

Profit for the year, representing total comprehensive income for the year		-	-	-	-	269,328	269,328	(108,870)	160,458

As at December 31, 2025		34,208,562	(24,455,170)	(38,452)	250,000	(3,685,620)	6,279,320	245,271	6,524,591

The accompanying notes form an integral part of these consolidated financial statements.

F-60

Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the financial period ended December 31, 2025 and 2024

	Share capital	Merger reserve	Translation reserve	Retained earnings	Total
	S$	S$	S$	S$	S$

As at July 1, 2024	24,455,178	(24,455,170)	-	7,590,993	7,591,001

Foreign currency translation	-	-	(12,111)	-	(12,111)

Loss for the period	-	-	-	(317,031)	(317,031)

Total comprehensive loss for the period	-	-	(12,111)	(317,031)	(329,142)

As at December 31, 2024	24,455,178	(24,455,170)	(12,111)	7,273,962	7,261,859

The accompanying notes form an integral part of these consolidated financial statements.

F-61

Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the financial period ended December 31, 2025 and December 31, 2024

	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
	US$	S$	S$

Cash flows from operating activities
Profit/(loss) before tax	261,561	336,342	(316,643)

Adjustments for:
Interest expense	109,267	140,506	97,619
Interest income	(4,566)	(5,872)	(54,344)
Depreciation of property and equipment	148,998	191,596	20,501
Amortisation of right-of-use assets	1,450,881	1,865,688	330,968
Operating cash flows before changes in working capital	1,966,141	2,528,260	78,101
Changes in working capital:
Trade and other receivables	(982,083)	(1,262,862)	(3,016,831)
Trade and other payables	(2,255,204)	(2,899,972)	(527,110)
Inventories	121,493	156,228	(27,278)
Cash (used in) operations	(1,149,653)	(1,478,346)	(3,493,118)
Income tax paid	(16,745)	(21,532)	(199,540)
Interest paid	(109,267)	(140,506)	(97,619)
Net cash (used in) operating activities	(1,275,665)	(1,640,384)	(3,790,277)

Cash flows from investing activities
Acquisition of property and equipment	(97,143)	(124,916)	(18,357)
Acquisition of subsidiary	(78)	(100)	-
Interest received	4,566	5,872	54,344
Cash (used in)/generated from investing activities	(92,655)	(119,144)	35,987

The accompanying notes form an integral part of these consolidated financial statements.

F-62

Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the financial period ended December 31, 2025 and December 31, 2024

	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
	US$	S$	S$

Cash flows from financing activities
Deferred offering costs	(273)	(351)	(301,388)
-Increase/Decrease in amount due to related parties	(437,469)	(562,541)	(822,115)
Decrease in amount due from related parties	(1,062,684)	(1,366,505)	10,557,240
-Decrease/Increase in amount due from third party	(272,183)	(350,000)	-
Proceeds from borrowings	2,332,996	3,000,000	4,000,000
Payment of principal portion of lease liabilities	(1,342,189)	(1,725,919)	(330,541)
Write off of Right-of-use assets	203,524	261,713	-
Repayment of borrowings	(96,438)	(124,009)	(4,262,613)
Decrease in amount due to former director	-	-	420,384
Non controlling interest contributions	272,682	350,642	-
(Decrease) / Increase in share based payment reserve	116,650	150,000	-
Net cash (used in)/generated from in financing activities	(285,384)	(366,970)	9,260,967

Net increase in cash and cash equivalents	(1,653,704)	(2,126,498)	5,506,677

Cash and cash equivalents at beginning of financial period	2,367,576	3,044,466	1,951,053
Effects of currency translation on cash and cash equivalents	330,768	425,335	(12,111)
Cash and cash equivalents at end of financial year	1,044,640	1,343,303	7,445,619

The accompanying notes form an integral part of these consolidated financial statements.

F-63

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

These notes form an integral part of and should be read in conjunction with the accompanying consolidated financial statements.

1.	General

Basel Medical Group Ltd. is incorporated and domiciled in British Virgin Islands (BVI) with operations conducted by its fully owned subsidiary, Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.), based in Singapore at 6 Napier Road #03-07 Gleneagles Medical Centre, Singapore 258499, and certain other subsidiaries.

The principal activities of the Company pertain to investment holding.

Reorganization

In October 2020, as part of an internal reorganization, all of the shares in our operating subsidiaries were transferred by our founder, Dr. Kevin Yip, to Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.) Subsequently, in June 2023, Dr. Kevin Yip entered into an agreement with Rainforest Capital VCC to transfer all the shares he held in Basel Medical Group Pte. Ltd. to Rainforest Capital VCC. Upon completion, Rainforest Capital VCC became the sole shareholder of Basel Medical Group Pte. Ltd., which holds the shares of all of our subsidiaries. Rainforest Capital VCC is a variable capital company incorporated in Singapore and is an investment fund managed by AIP Investment Partners Pte. Ltd., a licensed fund manager in Singapore.

On August 10, 2023, Basel Medical Group Ltd. was incorporated under the laws of the BVI as our holding Company to facilitate our initial public offering and the listing of Basel Medical Group Ltd.’s ordinary shares on Nasdaq, and in connection therewith, Rainforest VCC (an umbrella fund with multiple sub-funds), through its sub-fund, Basel Medical Fund, subscribed for 16,250,000 ordinary shares in Basel Medical Group Ltd. amounting to US$18,362,500 at a subscription price of US$1.13 per share. In August 2023, all of the shares in Basel Medical Group Pte. Ltd. were transferred to Basel Medical Group Ltd. by Rainforest Capital VCC to prepare for our listing and offering.

Subsequently, between September 2023 and January and April 2024, Rainforest Capital VCC sold certain of the shares it held in Basel Medical Group Ltd. to certain other investors.

The consolidated financial statements of the Group were prepared on the basis as if the reorganisation became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Group.

F-64

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

1.	General (Continued)

The Group has the following subsidiaries as at December 31, 2025 and June 30, 2025:

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			December 31, 2025	June 30, 2025
			%	%
Basel Medical Group Pte. Ltd. (F.K.A. Singmed Specialists Pte. Ltd.)	Other holding companies	Singapore	100	100
Singapore Sports & Orthopaedic Clinic Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100
Singapore Sports & Orthopaedic Services Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100
SSOC Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100
SSOS Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100
Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

F-65

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

1.	General (Continued)

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			December 31, 2025	June 30, 2025
			%	%
Singapore Knee, Sports & Orthopaedic Services Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100
Pharma Avenue Pte. Ltd. (F.K.A. Singapore Sports and Physiotherapy Centre Pte. Ltd.)	Other health services N.E.C (E.g. Physiotherapy, chiropratic, speech therapy) and physiotherapy	Singapore	100	100
Basel Medflow Pte. Ltd.	Other information technology and computer service activities, retail sale of sports apparel and equipment (including bicycles, boats and healthcare equipment)	Singapore	60	60

Bethesda Medical Pte. Ltd.	Clinics and other general medical services (western)	Singapore	100	100

Oasis Medical Clinic Pte. Ltd.	Clinic and other general medical services (western)	Singapore	100	100

SSOC Novena Pte. Ltd.	Clinic and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	53	-

F-66

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

1.	General (Continued)

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			December 31, 2025	June 30, 2025
			%	%

SSOC Orchard Pte. Ltd.	Clinic and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	53	-

SSOC Farrer Park Pte. Ltd.	Clinic and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	53	-

Chartered Imaging Pte. Ltd.	Medical diagnostic imaging centres (e.g X-ray services)	Singapore	100	-

In April 2025, the Company completed the acquisition of Bethesda Medical Pte. Ltd. and Oasis Medical Clinic Pte. Ltd., which became subsidiaries of the Company. The Company incorporated an additional subsidiary, Basel Medflow Pte. Ltd. in May 2025. On June 23, 2025, Singapore Sports and Physiotherapy Centre Pte. Ltd. changed its corporate name to Pharma Avenue Pte. Ltd.

The following subsidiaries were also incorporated on June 18, 2025:

(a) SSOC Novena Pte Ltd

(b) SSOC Orchard Pte Ltd

(c) SSOC Farrer Park Pte Ltd

Chartered Imaging Pte Ltd was incorporated on October 2025.

F-67

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information

2.1	Compliance with International Financial Reporting Standards (“IFRS”)

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The ability of the Group to continue as going concern id dependent on: (Please refer to Note 27)

(i)	the ability of its major shareholder to provide financial support
(ii)	the ability of the Group to generate sufficient and sustainable operating profits and cash flows over the next 12 months from the date of these financial statements to meet its operating and financial obligations as and when they fall due; and
(iii)	the ability of the Group to procure additional financing and to garner the continuous support of its existing financiers.

2.2	New and amended standards adopted by the Group

The Group has applied the following amendments for the first time for their annual reporting period commencing July 1, 2025:

●	Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants – Amendments to IAS 1;
●	Lease Liability in Sale and Leaseback – Amendments to IFRS 16; and
●	Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

2.3	New standards and interpretations not yet adopted

The Group has applied the following amendments for the first time for their annual reporting period commencing July 1, 2024:

●	Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants – Amendments to IAS 1;
●	Lease Liability in Sale and Leaseback – Amendments to IFRS 16; and
●	Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

F-68

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.4	Revenue from contracts with customers

The Group is in the business of providing medical services to patients. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenue is presented net of goods and services tax, rebates, and discounts.

Revenue from the rendering of medical services is recognized at the point in time when the entity satisfies the performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. This is generally when the significant acts have been completed, ie, upon the completion of consultations, clinical treatments, medical tests and operations. The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods or services. In determining the transaction price for the rendering of medical services the Group considers the effects of variable consideration. Contracts with customers normally does not include any contractual adjustment such as right of return, volume discount etc. In rare circumstances where consideration is variable, the Group estimates the amount of consideration to which it will be entitled in exchange for rendering of service to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

F-69

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.5	Segment reporting

Operating segments are reported in a manner consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major clients in the consolidated financial statements for detailing the Group’s business segments. Based on the criteria established, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in Singapore, no geographical segments are presented.

2.6	Government grants

Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

Government grants relating to assets are deducted against the carrying amount of the assets.

2.7	Group accounting

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. The financial statements of the subsidiaries used in the preparation of the consolidated financial statements are prepared as of the same reporting date as the Company. Consistent accounting policies are applied to like transactions and events in similar circumstances.

(a)	Subsidiaries

(i)	Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

F-70

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.7	Group accounting (Continued)

(a)	Subsidiaries (Continued)

(i)	Consolidation (Continued)

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Deferred tax relief on unrealized intra-Group profit is accounted for only to the extent that it is considered recoverable.

Non-controlling interests comprise the portion of a subsidiaries’ net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Group. They are shown separately in the consolidated statement of profit or loss and other comprehensive income, statement of changes in equity, and statement of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a Subsidiaries, even if this results in the non-controlling interests having a deficit balance.

(ii)	Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiaries measured at their fair values at the acquisition date.

The fair value of contingent consideration liabilities is reassessed at each balance sheet date with changes recognized in the income statement. Payments of contingent consideration reduce the balance sheet liability and as a result are not recorded in the income statement. The part of each payment relating to the original estimate of the fair value of the contingent consideration on acquisition is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition date is reported within operating cash flows.

F-71

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.7	Group accounting (Continued)

(a)	Subsidiaries (Continued)

(ii)	Acquisitions (Continued)

Where the consideration transferred, together with the noncontrolling interest, exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. The costs of effecting an acquisition are charged to the income statement in the period in which they are incurred.

Goodwill is capitalized as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.

Where the cost of acquisition is below the Group’s interest in the net assets acquired, the difference is recognized directly in the income statement.

Where not all of the equity of a subsidiary is acquired the noncontrolling interest is recognized either at fair value or at the non-controlling interest’s share of the net assets of the subsidiary, on a case-by-case basis. Changes in the Group’s ownership percentage of subsidiaries are accounted for within equity.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill.

F-72

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.7	Group accounting (Continued)

(a)	Subsidiaries (Continued)

(iii)	Disposal

When a change in the Group’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

(b)	Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiaries are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

F-73

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.8	Property and equipment

All items of property and equipment are initially recorded at cost. Subsequent to recognition, property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property and equipment.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Useful lives
Machinery	3 years
Furniture and Fittings	3 years
Medical equipment	3 years
Renovation	5 years
Air conditioner	3 years
Computer and office equipment	3 years
Software	3 years

The residual values, estimated useful lives and depreciation method of property and equipment are reviewed, and adjusted prospectively, if appropriate.

Fully depreciated assets are retained in the consolidated financial statements until they are no longer in use.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

Subsequent expenditure relating to property and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

On disposal of an item of property and equipment, the difference between the disposal proceeds and its carrying amount is recognized in profit or loss within “other losses”. Any amount in revaluation reserve relating to that item is transferred to retained profits directly.

F-74

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.9	Financial instruments

(a)	Financial assets

Initial recognition and measurement

Financial assets are recognized when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Trade receivables are measured at the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Investments in debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortized cost, fair value through other comprehensive income (FVOCI) and FVPL. The Group only has debt instruments at amortized cost.

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through the amortisation process.

Investments in equity instruments

On initial recognition of an investment in equity instrument that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in other comprehensive income which will not be reclassified subsequently to profit or loss. Dividends from such investments are to be recognized in profit or loss when the Group’s right to receive payments is established. For investments in equity instruments which the Group has not elected to present subsequent changes in fair value in other comprehensive income, changes in fair value are recognized in profit or loss.

F-75

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.9	Financial instruments (Continued)

(a)	Financial assets (Continued)

Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

(b)	Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVPL, directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortisation process.

Borrowings

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

Borrowings are initially recognized at fair value (net of transaction costs) and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

F-76

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.9	Financial instruments (Continued)

(b)	Financial liabilities

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

2.10	Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are 30 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

2.11	Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value, and bank overdrafts. Bank overdrafts are presented as current borrowings on the balance sheet. For cash subjected to restriction, assessment is made on the economic substance of the restriction and whether they meet the definition of cash and cash equivalents.

F-77

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.12	Inventories

Inventories are stated at the lower of cost and net realisable value, Cost is calculated using the weighted average basis and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Where necessary, allowance is provided for damaged, obsolete and slow-moving item to adjust the carrying value of inventories to the lower of cost and net realisable value.

2.13	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.14	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Asset Retirement Obligation

The Group recognizes a liability and capitalize an expense in property and equipment if the Group has a present legal or constructive obligation to reinstate the leased premises to their original state upon expiry of the lease. The provision is made based on management’s best estimate of the expected costs to be incurred to reinstate the leased premises to their original state. The capitalized provision for reinstatement costs in property and equipment is amortized over the period of the lease.

F-78

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.15	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Group makes an estimate of the asset’s recoverable amount.

The carrying values of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit, when there is an indication that the assets might be impaired. Additionally, goodwill and intangible assets which are not yet available for use are tested for impairment annually.

Impairments of goodwill are not reversed.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment losses are recognized in profit or loss.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized previously. Such reversal is recognized in profit or loss.

2.16	Taxes

(a)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Current income taxes are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

F-79

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.16	Taxes (Continued)

(b)	Deferred tax

Deferred tax is provided using the liability method on temporary differences at the end of the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(c)	Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognized net of the amount of GST except:

●	where the GST incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

●	receivables and payables that are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

2.17	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(a)	As lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities representing the obligations to make lease payments and right-of-use assets representing the right to use the underlying leased assets.

F-80

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.17	Leases (Continued)

(a)	As lessee (Continued)

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment. The accounting policy for impairment is disclosed in Note 2.15.

The Group’s right-of-use assets are presented in Note 9.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

F-81

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.17	Leases (Continued)

(a)	As lessee (Continued)

Lease liabilities (Continued)

The Group’s lease liabilities are included in borrowings (Note 15).

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of office premises (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term. The Group has no lease of low-value assets for the year.

2.18	Currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Singapore Dollar, which is the functional currency of the Group.

(b)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the end of balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

When a foreign operation is disposed of or any loan forming part of the net investment of the foreign operation is repaid, a proportionate share of the accumulated currency translation differences is reclassified to profit or loss, as part of the gain or loss on disposal.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement within “finance expense”. All other foreign exchange gains and losses impacting profit or loss are presented in the income statement.

F-82

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.18	Currency translation (Continued)

(b)	Transactions and balances (Continued)

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c)	Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

Translations of the consolidated balance sheets, consolidated statement of profit or loss and comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statements of cash flows from S$ into US$ as of and for the period ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of S$1 = US$0.7777, as set forth in the statistical release of the Federal Reserve System on December 31, 2025. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

2.19	Employee benefits

(a)	Defined contribution plans

The Group makes contributions to the Central Provident Fund scheme in Singapore, a defined contribution pension scheme. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

F-83

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.19	Employee benefits (Continued)

(b)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

2.20	Derivative financial instruments

A derivative financial instrument for which no hedge accounting is applied is initially recognized at its fair value on the date the contract is entered into and is subsequently carried at its fair value. Changes in its fair value are recognized in profit or loss. The Group does not apply hedge accounting for its derivative financial instruments.

2.21	Earnings per share

Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period presented. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

2.22	Share capital

Proceeds from issuance of ordinary shares are recognized as share capital in equity. Incremental costs directly attributable to the issuance of ordinary shares are deducted against share capital.

2.23	Merger reserve

In a business combination under common control, any difference between the consideration paid and the carrying amounts of assets and liabilities received is presented as a change within equity and recorded under merger reserves.

2.24	Deferred Offering cost

The Company defers specific incremental costs directly attributable to an equity securities offering. These costs will be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. If the Company does not complete the initial public offering, the deferred costs of the aborted offering will be deferred and charged against the proceeds of a subsequent offering.

F-84

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.24	Deferred Offering cost (Continued)

Any costs related to an aborted offering will be expensed in the period in which the Company elects to abort the offering.

Prior to the completion of the initial public offering, deferred offering costs, which mainly consist of direct incremental legal, auditing, accounting, consulting, and other fees relating to the initial public offering, are capitalized on the consolidated balance sheets.

2.25	Dividend to Company’s shareholders

Dividends to the Company’s shareholders are recognized when the dividends are approved for payment.

3.	Significant accounting judgements and estimates

The preparation of the Group’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

3.1	Judgements made in applying accounting policies

Management is of the opinion that there are no significant judgements made in applying accounting estimates and policies that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

3.2	Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

F-85

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty (Continued)

(a)	Estimated useful lives of property and equipment

The Group depreciates the property and equipment over their estimated useful lives after taking into account of their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Group intends to derive future economic benefits from the use of the Group’s property and equipment. The residual value reflects management’s estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated costs of disposal, as if the asset were already of the age and in the condition expected at the end of its useful life. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges. The carrying amounts of the Group’s property and equipment as at December 31, 2025 and June 30, 2025 were disclosed in Note 10.

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically on inventories for excess inventories, obsolescence and declines in net realisable value and an allowance is recorded against the inventory balances for any such declines. The realisable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realisable value. The carrying amount of the Company’s inventories as at December 31, 2025 was S$332,834 (US$258,834) (June 30, 2025: S$489,062). If the future expected realisable value was lower by 10% of its carrying amount, the carrying amount of the Company’s inventories would have been S$33,283 (US$25,883) (June 30, 2025: S$48,906) lower.

F-86

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty (Continued)

(c)	Allowance for expected credit losses of trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Company’s historical observed default rates. The Company will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Company’s trade receivables is disclosed in Note 22 (a). The carrying amount of the Company’s trade receivables as at the end of each reporting period were disclosed in Note 12.

(d)	Allowance for expected credit losses of other receivables

The Group assessed the latest performance and financial position of the counterparties, adjusted for the outlook of the industry in which the counterparties operate in, and concluded that there had been no significant increase in credit risk since initial recognition of the financial assets. Accordingly, the Group measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

The carrying amount of the Group’s other receivables as at December 31, 2025 were S$198,237 (US$154,162) (June 30, 2025: S$134,188).

(e)	Leases – estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate to measure lease liabilities. The incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The incremental borrowing rate therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the incremental borrowing rate using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

F-87

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

4.	Revenue

	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
	US$	S$	S$

Type of service
Rendering of services – Medical services	6,428,419	8,266,304	5,034,080
	6,428,419	8,266,304	5,034,080

Timing of transfer of service
At a point in time	6,428,419	8,266,304	5,034,080
	6,428,419	8,266,304	5,034,080

5.	Other income

	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
	US$	S$	S$

Government grant	19,241	24,742	6,602
Interest income	4,566	5,872	54,344
Service income	101,687	130,759	-
Waiver on acquisition of subsidiary	1,510,615	1,942,500	-
Other income	1,064,603	1,368,972	296,701
	2,700,712	3,472,845	357,647

Other income pertains to the reversal of long-outstanding payables which are no longer considered due. The reversal was made after management confirmed that no obligation remains, as no claims or demands have been received from the creditors.

F-88

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

6.	Finance cost

	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
	US$	S$	S$

Interest expense on:
- Bank borrowings	18,174	23,370	85,083
- Bank charges	58,541	75,278	-
- Lease liabilities	91,093	117,136	12,536
	167,808	215,784	97,619

7.	Profit/(Loss) before tax

Profit before tax has been arrived at after charging:

	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
	US$	S$	S$

Marketing and advertisement	181,415	233,282	379,175
Legal and professional fees	83,517	107,394	181,866
Insurance	137,031	176,208	28,115
Transportation	24,173	31,084	17,997
Short term lease expenses	2,456	3,158	120,000
Depreciation of property and equipment	148,998	191,596	20,501
Amortisation of right-of-use assets	1,450,881	1,865,688	330,968
Employee benefit expenses
- Director’s salaries and bonuses	328,952	423,000	96,936
- Staff costs share based payment	194,416	250,000	-
- Employees’ salaries and bonus	3,333,142	4,286,087	2,562,377
- Employees’ CPF	254,188	326,860	144,255
- Other staff expenses	234,504	301,548	43,974

F-89

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

8.	Income tax expense

The major components of income tax expense recognized in profit or loss for the periods ended December 31, 2025 and 2024 were:

	July 1, 2025 to	July 1, 2025 to	July 1, 2024 to
	December 31, 2025	December 31, 2025	December 31, 2024
	US$	S$	S$

Current income tax
- Current year	202,923	260,939	(388)
- Deferred tax credit	(66,144)	(85,055)	-
Income tax expense recognized in profit or loss	136,779	175,884	(388)

Relationship between tax expense and accounting profit

A reconciliation between tax expense and the product of accounting profit multiplied by the applicable corporate tax rate for the financial periods ended December 31, 2025 and 2024 were as follows:

	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
	US$	S$	S$

Profit/(loss) before tax	261,561	336,342	(90,311)

Income tax using the statutory tax rate of 17% -2024: 17%	44,465	57,178	(15,353)
Effects of:
- Tax effect of items not separately disclosed	92,314	118,706	14,965
Income tax expense	136,779	175,884	(388)

F-90

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

9.	Right of use assets

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Cost
At beginning of financial period/year	6,735,197	8,660,790	2,753,093
Additions	2,143,178	2,755,912	3,275,940
Acquisition	-	-	4,825,203
Written off	(985,876)	(1,267,738)	(3,966,296)
Fair value reserve	-	-	1,772,850
At end of financial period/year	7,892,499	10,148,964	8,660,790

Accumulated Depreciation
At beginning of financial period/year	2,886,242	3,711,418	2,729,633
Acquisition	-	-	3,691,417
Depreciation	1,450,881	1,865,688	1,073,469
Written off	(782,352)	(1,006,025)	(3,783,101)
At end of financial period/year	3,554,771	4,571,081	3,711,418

Carrying amount	4,337,728	5,577,883	4,949,372

In April 2025, the Group acquired Bethesda Medical Pte. Ltd. and Oasis Medical Clinic Pte. Ltd. Upon acquisition, right-of-use assets with a carrying amount of S$1,133,786 (net of accumulated depreciation) were recognised at a fair value of S$2,906,636, including a fair value adjustment of S$1,772,850.

F-91

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

10.	Property and equipment

						Computer
		Furniture	Medical		Air	& office
	Machinery	& Fittings	equipment	Renovation	conditioner	equipment	Software	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Cost
At July 1, 2024	37,130	79,292	68,185	318,696	34,379	281,601	-	819,283
Acquisition	-	288,736	1,179,726	1,010,406	-	297,719	68,384	2,844,971
Additions	-	-	10,300	16,939	-	15,814	-	43,053
Written off	-	(246,632)	(557,693)	(248,315)	-	(199,549)	(7,076)	(1,259,265)
Fair value reserve	-	-	87,389	-	-	-	-	87,389
At June 30, 2025 (Audited)	37,130	121,396	787,907	1,097,726	34,379	395,585	61,308	2,535,431
Additions	-	-	10,070	69,407	-	17,666	-	97,143
At December 31, 2025	37,130	121,396	797,977	1,167,133	34,379	413,251	61,308	2,632,574

Accumulated depreciation
At July 1, 2024	37,130	79,145	64,103	300,495	34,379	276,895	-	792,147
Acquisition	-	218,483	978,691	937,783	-	249,818	65,370	2,450,145
Depreciation	-	5,519	39,344	19,285	-	19,928	568	84,644
Written off	-	(195,377)	(540,505)	(181,940)	-	(173,751)	(5,504)	(1,097,077)
At June 30, 2025 (Audited)	37,130	107,770	541,633	1,075,623	34,379	372,890	60,434	2,229,859
Depreciation	-	5,951	114,430	16,285	-	11,813	519	148,998
Currency translation differences	-	148	2,682	240	-	247	10	3,327
At December 31, 2025	37,130	113,869	658,745	1,092,148	34,379	384,950	60,963	2,382,184

Net book values
At June 30, 2025 (Audited)	-	13,626	246,274	22,103	-	22,695	874	305,572
At December 31, 2025	-	7,527	139,232	74,985	-	28,301	345	250,390

F-92

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

10.	Property and equipment (continued)

						Computer
		Furniture	Medical		Air	& office
	Machinery	& Fittings	equipment	Renovation	conditioner	equipment	Software	Total
	S$	S$	S$	S$	S$	S$	S$	S$
Cost
At July 1, 2024	47,226	100,852	86,724	405,349	43,727	358,168	-	1,042,046
Acquisition		367,243	1,500,493	1,285,136	-	378,669	86,978	3,618,519
Additions	-	-	13,101	21,545	-	20,114	-	54,760
Written off	-	(313,691)	(709,330)	(315,832)	-	(253,806)	(9,000)	(1,601,659)
Fair value reserve	-	-	111,150	-	-	-	-	111,150
At June 30, 2025 -Audited	47,226	154,404	1,002,138	1,396,198	43,727	503,145	77,978	3,224,816
Additions	-	-	12,949	89,250	-	22,717	-	124,916
At December 31, 2025	47,226	154,404	1,015,087	1,485,448	43,727	525,862	77,978	3,349,732

Accumulated depreciation
At July 1, 2024	47,226	100,664	81,533	382,200	43,727	352,183	-	1,007,533
Acquisition	-	277,888	1,244,797	1,192,766	-	317,744	83,144	3,116,339
Depreciation	-	7,020	50,042	24,528	-	25,347	722	107,659
Written off	-	(248,500)	(687,468)	(231,410)	-	(220,994)	(7,000)	(1,395,372)
At June 30, 2025 -Audited	47,226	137,072	688,904	1,368,084	43,727	474,280	76,866	2,836,159
Depreciation	-	7,652	147,145	20,941	-	15,190	668	191,596
At December 31, 2025	47,226	144,724	836,049	1,389,025	43,727	489,470	77,534	3,027,755

Net book values
At June 30, 2025 (Audited)	-	17,332	313,234	28,114	-	28,865	1,112	388,657
At December 31, 2025	-	9,680	179,038	96,423	-	36,392	444	321,977

F-93

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

11.	Inventories

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Statement of financial position:
Medicine,drugs and medical devices	258,834	332,834	489,062

Statement of comprehensive income:
Inventories recognized as an expense in cost of sales	549,162	706,168	658,479

12.	Trade and other receivables

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Trade receivables:
- third parties	2,971,932	3,821,607	2,740,055
Less: Allowance for expected credit loss	(457,557)	(588,373)	(588,373)
	2,514,375	3,233,234	2,151,682
Deposits	5,489,917	7,105,501	6,772,629
Prepayments	167,319	215,156	430,767
Other receivables:
- third parties	154,162	198,237	134,188
	8,325,773	10,752,128	9,489,266

Trade receivables are unsecured, non-interest bearing and are generally on 30 days terms (June 30, 2025: 30 days).

There is no other class of financial assets that is past due and/or impaired except for trade receivables.

Trade and other receivables are denominated in Singapore Dollar.

F-94

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

12.	Trade and other receivables (Continued)

The movement in allowance for expected credit losses of trade receivables computed based on lifetime ECL was as follows:

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Beginning of financial period/year	457,557	588,373	460,413
Allowance for expected credit losses	-	-	277,101
Less: Reversal of allowance for expected credit losses	-	-	(149,141)
End of financial period/year	457,557	588,373	588,373

13.	Cash and cash equivalents

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Cash on hand	460	591	395
Cash at banks	1,044,180	1,342,712	3,044,071
	1,044,640	1,343,303	3,044,466

F-95

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

14.	Amount due from/to related parties

Amount due from related parties

The following table sets out the amounts owed to the Group by Rainforest Capital VCC.

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Amount due from shareholder	1,062,684	1,366,505	-

Amount due to related parties

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Amount due to related parties	78	100	-
Amount due to shareholder	690,306	887,664	1,450,305
	690,384	887,764	1,450,305

Amount due to related parties consist of amount due to shareholder and related parties. The amounts are non-trade in nature, unsecured, interest-bearing, repayable on demand and is to be settled in cash.

F-96

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

15.	Borrowings

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Current:
- Bank overdraft	7,682	9,878	61,371
- Lease liabilities	1,570,074	2,018,958	2,059,748
- Bank borrowings	711,982	915,538	-
Borrowings Current	2,289,738	2,944,374	2,121,119

Non-current:
- Lease liabilities	3,132,055	4,027,510	2,956,727
- Bank borrowings	1,564,621	2,011,946	-
	4,696,676	6,039,456	2,956,727
	6,986,414	8,983,830	5,077,846

The breakdown of borrowings are as follows:

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Term loan #1	2,276,603	2,927,484	-
	2,276,603	2,927,484	-

F-97

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

15.	Borrowings (Continued)

The details of borrowings are as follows:

Term loan	Facility amount		Effective interest rate	Maturity date
			% p.a.

Term loan #1	S$	3,000,000	Prime Rate + 4%	November 2028

Term loan	Facility amount		Effective interest rate	Maturity date
			% p.a.

Term loan #13	S$	3,000,000	9%	November 2028

The Group obtained a term loan facility from Green Link Digital Bank for working capital purposes. The loan bears interest at a floating rate and is repayable by monthly instalments over a period of three years. The facility is secured by corporate guarantees from related companies, a fixed deposit pledged with the bank, and charges over the Group’s bank accounts. The carrying amount of the loan as at the reporting date was S$2,927,484 (US$2,276,603) (June 30, 2025: S$Nil).

F-98

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

15.	Borrowings (Continued)

A reconciliation of liabilities arising from financing activities is as follows:

	Beginning		Proceed	Non-cash changes
	of financial	Cash	from bank		Accretion of		Fair value	End of financial
	year	flows	borrowings	Addition	interests	Other	reserve	year
	US$	US$	US$	US$	US$	US$	US$	US$

December 31, 2025
Liabilities
Bank overdraft	47,726	(40,044)	-	-	-	-	-	7,682
Lease liabilities
- Current	1,601,795	(1,433,280)	-	1,442,808	91,093	-	-	1,702,416
- Non-current	2,299,344	-	-	700,369	-	-	-	2,999,713
Bank borrowings
- Current	-	(74,567)	768,375	-	18,174	-	-	711,982
- Non-current	-	-	1,564,621	-	-	-	-	1,564,621

	3,948,865	(1,547,891)	2,332,996	2,143,177	109,267	-	-	6,986,414

F-99

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

15.	Borrowings (Continued)

	Beginning		Proceed	Non-cash changes
	of financial	Cash	from bank		Accretion of		Fair value	End of financial
	year	flows	borrowings	Addition	interests	Other	reserve	year
	S$	S$	S$	S$	S$	S$	S$	S$

December 31, 2025
Liabilities
Bank overdraft	61,371	(51,493)	-	-	-	-	-	9,878
Lease liabilities
- Current	2,059,748	(1,843,055)	-	1,855,307	117,136	-	-	2,189,136
- Non-current	2,956,727	-	-	900,605		-	-	3,857,332
Bank borrowings
- Current	-	(95,886)	988,054	-	23,370	-	-	915,538
- Non-current	-	-	2,011,946	-	-	-	-	2,011,946

	5,077,846	(1,990,434)	3,000,000	2,755,912	140,506	-	-	8,983,830

F-100

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

15.	Borrowings (Continued)

	Beginning		Proceed	Non-cash changes
	of financial	Cash	from bank		Accretion of		Fair value	End of financial
	year	flows	borrowings	Addition	interests	Other	reserve	year
	S$	S$	S$	S$	S$	S$	S$	S$

June 30, 2025
Liabilities
Bank overdraft	-	-	61,371	-	-	-	-	61,371
Lease liabilities
- Current	28,500	(1,096,308)	-	4,524,209	114,966	(1,511,619)	-	2,059,748
- Non-current	-	-	-	-	-	50,087	2,906,640	2,956,727
Bank borrowings
- Current	2,677,856	(6,766,838)	4,000,000	-	88,982	-	-	-
- Non-current	1,583,434	(1,583,434)	-	-	-	-	-	-

	4,289,790	(9,446,580)	4,061,371	4,524,209	203,948	(1,461,532)	2,906,640	5,077,846

F-101

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

16.	Trade and other payables

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Trade payables
- third parties	1,142,065	1,468,582	2,056,665
Accruals	1,163,541	1,496,198	1,439,072
GST payables	167,671	215,607	279,638
Other payables
- third parties	384,498	494,426	2,799,410
	2,857,775	3,674,813	6,574,785

Trade payables are non-interest bearing and are normally settled on 30 to 90 days terms (June 30, 2025: 30 to 90 days).

Other payables are non-trade related, unsecured, non-interest bearing, repayable on demand and are to be settled in cash.

Trade and other payables are denominated in Singapore Dollar.

F-102

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

17.	Share capital

The Company was established under the laws of BVI on August 10, 2023 with authorized share of 16,250,000 ordinary shares amounting to S$24,455,178 (US$18,362,500) at a subscription price of US$1.13 per share at the time of incorporation.

The Company is authorized to issue one class of ordinary share.

The holders of ordinary shares are entitled to receive dividends as and when declared by the Group. All ordinary shares carry one vote per share without restrictions. The ordinary shares have no par value.

In February 2025, following the Company’s initial public offering on Nasdaq, 2,205,000 ordinary shares at a subscription price of US$4.00 per share were issued.

In March 2025, following the exercise of the overallotment option by the underwriter, 330,750 ordinary shares at a subscription price of US$4.00 per share were issued.

As of December 31, 2025, 18,785,750 ordinary shares of the Company were issued in total.

18.	Leases

Company as a lessee

The Company has lease contracts for clinics. The Company’s obligations under these leases are secured by the lessor’s title to the leased assets. The Company is restricted from assigning and subleasing the leased assets.

The Company also has certain leases of machinery with lease terms of 12 months or less and leases of office equipment with low value. The Company applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

(a)	Carrying amounts of right-of-use assets under leasing arrangements

The carrying amounts of right-of-use assets under leasing arrangements are disclosed in Note 9.

(b)	Lease liabilities

The carrying amount of lease liabilities (included under borrowings) and the movements during the year are disclosed in Note 15 and the maturity analysis of lease liabilities is disclosed in Note 22 under liquidity risk. The Company adopt 5% as weighted average borrowings rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 1 year.

F-103

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

18.	Leases (Continued)

(c)	Amounts recognized in profit or loss

	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
	US$	S$	S$

Amortisation of right-of-use assets	1,450,881	1,865,688	330,968
Interest expense on lease liabilities	91,093	117,136	12,536
Lease expense not capitalized in lease liabilities:
- Expense relating to short-term leases	2,456	3,158	120,000
Total amount recognized in profit or loss	1,544,430	1,985,982	463,504

(d)	Total cash outflow

The Company had total cash outflows for leases of S$1,846,213 (US$1,435,736) (June 30, 2025: S$1,096,308).

(e)	Extension options

The Company has several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Company’s business needs. Management exercises significant judgement in determining whether these extension options are reasonably certain to be exercised.

F-104

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

19.	Significant related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial period:

	July 1, 2025 to	July 1, 2025 to	July 1, 2024 to
	December 31, 2025	December 31, 2025	December 31, 2024
	US$	S$	S$

Investment funds owed to subsidiary	78	100	-
Investment funds owed from shareholders	596,084	766,505	-
Loan to shareholder	466,599	600,000	-
Payments on behalf of related companies	437,469	562,541	-
Other consultancy services to related companies	4,404	5,663	-
Recharge of operating expenses to related companies	16,331	21,000	-
Interest income on loan to related party	4,472	5,750	-
	1,525,437	1,961,559	-

Compensation of key management personnel

	July 1, 2025 to	July 1, 2025 to	July 1, 2024 to
	December 31, 2025	December 31, 2025	December 31, 2024
	US$	S$	S$

Salaries and bonuses	328,952	423,000	96,936

F-105

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

20.	Share based payment reserve

In February 2025, the company entered into an employment contract with an employee in which the employee is entitled to S$25,000 worth of the company’s share per month, based on the actual share price for the month. The movement and number of shares are as follows:

Date	S$	US$	Share price	Number of shares
As at July 1, 2024				-
Entitlement
March 19, 2025	25,000	18,755	4.04	4,642
April 19, 2025	25,000	19,064	4.45	4,284
May 19, 2025	25,000	19,321	2.37	8,152
June 19, 2025	25,000	19,465	2.67	7,290
Total entitlement as at June 30, 2025	100,000	76,605		24,368
July 21, 2025	25,000	19,526	2.34	8,344
August 19, 2025	25,000	19,463	1.91	10,190
September 19, 2025	25,000	19,458	1.85	10,518
October 21, 2025	25,000	19,311	1.64	11,775
November 19, 2025	25,000	19,209	1.15	16,703
December 19, 2025	25,000	19,378	0.72	26,914
As at December 31, 2025	250,000			108,812

As at December 31, 2025, the Group recognised share-based expense of S$250,000 (US$192,950) and the employee is entitled to 108,813 shares and expected to be granted by December 31, 2026.

F-106

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

21.	Fair value of assets and liabilities

Assets and liabilities not measured at fair value

Cash and cash equivalents, other receivables, amount due from/(to) related parties, other payables

The carrying amounts of these balances approximate their fair values due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amounts of these receivables and payables approximate their fair values as they are subject to normal trade credit terms.

Borrowings

The carrying amounts of borrowings approximate their fair values as they are subject to interest rates close to market rate of interests for similar arrangements with financial institutions.

F-107

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

22.	Financial risk management

The Group’s activities expose it to a variety of financial risks from its operations. The key financial risks include credit risk, market risk (including foreign currency risk, interest rate risk) and liquidity risk.

The Directors review and agree policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial period/year, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

a)	Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables.

F-108

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days, default of interest due for more than 30 days or there is significant difficulty of the counterparty.

To minimise credit risk, the Group has developed and maintained the Group’s credit risk gradings to categorise exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward-looking information which includes the following indicators:

-	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations
-	Actual or expected significant changes in the operating results of the debtor
-	Significant increases in credit risk on other financial instruments of the same debtor
-	Significant changes in the expected performance and behaviour of the debtor, including changes in the payment status of debtors in the Group and changes in the operating results of the debtor.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

The Group determined that its financial assets are credit-impaired when:

-	There is significant difficulty of the debtor
-	A breach of contract, such as a default or past due event
-	It is becoming probable that the debtor will enter bankruptcy or other financial reorganisation
-	There is a disappearance of an active market for that financial asset because of financial difficulty

F-109

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

The Group categorises a receivable for potential write-off when a debtor fails to make contractual payments more than 120 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Group’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognising expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL - not credit-impaired
III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL - credit impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

			12-month
			or	Gross		Net
			lifetime	carrying	Loss	carrying
	Note	Category	ECL	amount	allowance	amount
				US$	US$	US$
December 31, 2025
Trade receivables	12	Note 1	Lifetime ECL -simplified	2,971,932	(457,557)	2,514,375
Deposits	12	I	12-month ECL	5,489,917	-	5,489,917
Other receivables	12	I	12-month ECL	154,162	-	154,162
					(457,557)

F-110

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

			12-month	Gross		Net
			or lifetime	carrying	Loss	carrying
	Note	Category	ECL	amount	allowance	amount
				S$	S$	S$
December 31, 2025
Trade receivables	12	Note 1	Lifetime ECL -simplified	3,821,607	(588,373)	3,233,234
Deposits	12	I	12-month ECL	7,105,501	-	7,105,501
Other receivables	12	I	12-month ECL	198,237	-	198,237
					(588,373)

June 30, 2025 (Audited)
Trade receivables	12	Note 1	Lifetime ECL -simplified	2,740,055	(588,373)	2,151,682
Deposits	12	I	12-month ECL	6,996,631	-	6,996,631
Other receivables	12	I	12-month ECL	134,188	-	134,188
					(588,373)

Trade receivables (Note 1)

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Group determines the ECL by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions.

F-111

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

	Trade receivables
	Days past due
	Not past
	due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	US$	US$	US$	US$	US$	US$

December 31, 2025
ECL rate	7%	11%	22%	26%	26%
Estimated total gross carrying amount at	693,923	1,130,636	312,436	396,665	438,271	2,971,931
ECL	(49,180)	(124,348)	(69,443)	(101,929)	(112,656)	(457,556)
						2,514,375

	Trade receivables
	Days past due
	Not past
	due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	S$	S$	S$	S$	S$	S$

December 31, 2025
ECL rate	7%	11%	22%	26%	26%
Estimated total gross carrying amount at	892,316	1,453,885	401,761	510,072	563,573	3,821,607
ECL	(63,241)	(159,899)	(89,297)	(131,071)	(144,865)	(588,373)
						3,233,234

June 30, 2025 (Audited)
ECL rate	15%	54%	54%	59%	59%
Estimated total gross carrying amount at	804,724	979,987	244,561	386,405	324,378	2,740,055
ECL	(116,455)	(174,010)	(68,020)	(135,819)	(94,069)	(588,373)
Other receivables	-	15,760	31,496	18,146	68,786	134,188
						2,285,870

Information regarding movement of loss of allowance of trade receivables is disclosed in Note 12.

F-112

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Exposure to credit risk

The Group have no significant concentration of credit risk other than those balances with related company comprising 1% (June 30, 2025: 1%) of trade receivables. The Group has credit policies and procedures in place to minimise and mitigate its credit risk exposure.

Other receivables, amount due from a director and related parties

The Group assessed the latest performance and financial position of the counterparties, adjusted for the future outlook of the industry in which the counterparties operate in, and concluded that there has been no significant increase in the credit risk since the initial recognition of the financial assets. Accordingly, the Group measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

b)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the Group.

The Group determined that sensitivity to the exchange rate changes does not impose significant impact on the results and operations of the Group.

F-113

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

22.	Financial risk management (Continued)

b)	Market risk (Continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from fixed deposits. These transactions and balances were not significant.

The Group does not expect any significant effect on the Group’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the financial year due to those interest-bearing assets and liabilities are insignificant.

c)	Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of standby credit facilities. The Group finances its working capital requirements through funds generated from operations of the Group. Management is satisfied that funds are available to finance the operation of the Group.

Analysis of financial instruments by remaining contractual maturities

The table below summarises the maturity profile of the Group’s financial assets and liabilities at the reporting date based on contractual undiscounted repayment obligations.

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
December 31, 2025
Financial assets
Trade and other receivables	8,158,454	8,158,454	8,158,454	-
Amount due from shareholder	1,062,684	1,062,684	1,062,684	-
Amount due from third party	272,183	272,183	272,183	-
Cash and cash equivalents	1,044,640	1,044,640	1,044,640	-
Total undiscounted financial assets	10,537,961	10,537,961	10,537,961	-

F-114

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

22.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
December 31, 2025 -Continued
Financial liabilities
Trade and other payables	2,690,104	2,690,104	2,690,104	-
Lease liabilities	4,702,129	4,869,009	1,687,392	3,181,617
Amount due to related parties	690,384	690,384	690,384	-
Borrowings	2,276,603	2,609,264	894,803	1,714,461
Total undiscounted financial liabilities	10,359,220	10,858,761	5,962,683	4,896,078

Total net undiscounted financial assets	178,741	(320,800)	4,575,278	(4,896,078)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
December 31, 2025
Financial assets
Trade and other receivables	10,536,972	10,536,972	10,536,972	-
Amount due from shareholder	1,366,505	1,366,505	1,366,505	-
Amount due from third party	350,000	350,000	350,000	-
Cash and cash equivalents	1,343,303	1,343,303	1,343,303	-
Total undiscounted financial assets	13,596,780	13,596,780	13,596,780	-

Financial liabilities
Trade and other payables	3,674,814	3,674,814	3,674,814	-
Lease liabilities	6,046,468	6,261,059	2,169,818	4,091,241
Amount due to related parties	887,764	887,764	887,764	-
Borrowings	2,927,484	3,355,253	1,150,627	2,204,626
Total undiscounted financial liabilities	13,536,530	14,178,890	7,883,023	6,295,867

Total net undiscounted financial assets	(1,559,747)	(1,559,747)	5,713,757	(6,295,867)

F-115

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

22.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
June 30, 2025 (Audited)
Financial assets
Trade and other receivables	8,924,312	8,924,312	8,924,312	-
Cash and cash equivalents	3,044,466	3,044,466	3,044,466	-
Total undiscounted financial assets	11,968,778	11,968,778	11,968,778	-

Financial liabilities
Trade and other payables	6,295,147	6,295,147	6,295,147	-
Lease liabilities	5,016,475	5,244,654	2,210,787	3,033,867
Amount due to related parties	1,450,305	1,450,305	1,450,305	-
Borrowings	61,371	61,371	61,371	-
Total undiscounted financial liabilities	12,823,298	13,051,477	10,017,610	3,033,867

Total net undiscounted financial assets/ -liabilities	(854,520)	(1,082,699)	1,951,168	(3,033,867)

F-116

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

23.	Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets, at FVPL, financial assets measured at amortized cost and financial liabilities at amortized cost were as follows:

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Financial assets measured at amortized cost
Trade and other receivables	8,158,454	10,536,972	8,924,312
Cash and cash equivalents	1,044,640	1,343,303	3,044,466
Investments	78	100	-
Amount due from related parties	1,062,684	1,366,505	-
Amount due from third party	272,183	350,000	-
Total financial assets measured at amortized cost	10,538,039	13,596,880	11,968,778

Financial liabilities measured at amortized cost
Trade and other payables	2,690,104	3,459,206	6,295,147
Borrowings	2,276,603	2,927,484	-
Amount due to related parties	690,384	887,764	1,450,305
Asset retirement obligation	11,665	15,000	61,371
Total financial liabilities measured at amortized cost	5,668,756	7,289,454	7,806,823

24.	Capital management

The primary objective of the Group’s capital management is to safeguard the entity’s ability to continue as a going concern. The related parties have undertaken not to recall the amounts due to them until such time the Company is in the position to repay these amounts without impairing its liquidity position and to provide continuing financial support and adequate funds to enable the Company to meet its liabilities as and when they fall due.

No changes were made in the objectives, policies or processes during the financial period ended December 31, 2025.

The Group is not subjected to either internal or external imposed capital requirement. The Group’s overall strategy remains unchanged from 2025.

F-117

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

25.	Events occurring after the reporting period

There were no significant events that occurred after the financial period ended December 31, 2025, which require adjustment to the financial statements.

However, the following non-adjusting events occurred subsequent to the reporting period:

a)	In January 2026, Atlas Medical Concierge Pte Ltd was incorporated with Basel Medical Group Pte Ltd holding 51% of the ordinary shares.

b)	On January 22, 2026, Nasdaq determined that the Company’s ordinary shares did not comply with the minimum $1 bid price requirement based upon the closing bid price for the last 30 consecutive business days. The Company was given a compliance period of 180 calendar days to regain compliance.

F-118

Basel Medical Group Ltd

Up to [5,000,000] Units, Each Unit Consisting of One Ordinary Share or One Pre-Funded Warrant
to Purchase One Ordinary Share

and

One Common Warrant to Purchase Ordinary Share(s)

and

Up to [5,000,000] Ordinary Shares underlying the Pre-Funded Warrants

and

Up to [10,000,000] Ordinary Shares underlying the Common Warrants (which includes a zero cash exercise price option)

Cathay Securities, Inc.

Prospectus dated ________, 2026

F-119

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI High Court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

We have also entered into indemnification agreements with each of our directors in connection with our initial public offering. Under these agreements, we have agreed to indemnify our directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriter’s underwriting discounts or commissions, or any public offering. We believe that each of the following issuances to private placement investors was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Number of ordinary shares	Consideration (in US$)	Underwriting Discount and Commission
Rainforest Capital VCC	August 10, 2023	16,250,000	US$1.13 per share	Nil

On August 10, 2023, Basel Medical Group Ltd was incorporated in BVI, and 16,250,000 ordinary shares were issued to Rainforest Capital VCC. Between September 2023 and June 2024, Rainforest Capital VCC sold certain shares to certain other investors, following which Rainforest Capital VCC held a total of 10,174,579 ordinary shares on behalf of its four sub-funds. Following a 1-for-12 reverse share split effected on Nasdaq on June 22, 2026, Rainforest Capital VCC holds a total of 850,438 ordinary shares on behalf of its four sub-funds.

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ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number	Description
1.1**	Form of Placement Agency Agreement for this offering
3.1

Amended and restated memorandum and articles of association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 of Form F-1 filed on September 13, 2024 (File No.: 333-282096))

4.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of Form F-1 filed on September 13, 2024 (File No.: 333-282096))
4.2**	Form of Common Warrant to be offered hereby
4.3**	Form of Pre-Funded Warrant to be offered hereby
4.4	Representative’s Warrant dated February 26, 2025 granted to Cathay Securities, Inc. (incorporated by reference to Exhibit 4.2 of Form 6-K furnished on February 28, 2025)
4.5	Representative’s Warrant dated March 19, 2025 granted to Cathay Securities, Inc. (incorporated by reference to Exhibit 4.1 of Form 6-K furnished on March 19, 2025)
5.1**	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered
5.2**	Opinion of Sichenzia Ross Ference Carmel LLP regarding the validity of the Pre-Funded Warrants and Common Warrants being registered
10.1**	Form of Securities Purchase Agreement for this offering
10.2	Underwriting Agreement dated as of February 24, 2025, by and between Basel Medical Group Ltd and Cathay Securities, Inc. (incorporated by reference to Exhibit 4.1 of Form 6-K furnished on February 28, 2025)
10.3	Form of Independent Director Agreement between the Registrant and each of its independent directors (incorporated by reference to Exhibit 10.3 of Form F-1/A filed on November 4, 2024 (File No.: 333-282096))
10.4	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.4 of Form F-1/A filed on November 4, 2024 (File No.: 333-282096))
10.5	Letter of Appointment dated June 1, 2024 between the Registrant and Dr. Darren Yen Feng Chhoa. (incorporated by reference to Exhibit 10.8 of Form F-1 filed on November 4, 2024 (File No.: 333-282096))
10.6	Deed of Undertaking between Rainforest Capital VCC and the Registrant dated August 23, 2024 (incorporated by reference to Exhibit 10.9 of Form F-1 filed on November 4, 2024 (File No.: 333-282096))
10.7	Deed of Undertaking between certain Group entities and Singmed Investment Pte. Ltd. Dated August 26, 2024. (incorporated by reference to Exhibit 10.10 of Form F-1 filed on November 4, 2024 (File No.: 333-282096))
10.8	Sale and Purchase Agreement dated April 11, 2025 between Basel Medical Group Pte. Ltd. and Silkroute Biomed Healthcare Pte. Ltd. (incorporated by reference to Exhibit 4.1 of Form 6-K furnished on April 11, 2025)
10.9	Master Supply Agreement dated May 20, 2025 (incorporated by reference to Exhibit 99.2 of Form 6-K furnished on May 22, 2025)
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Form F-1 filed on November 4, 2024 (File No.: 333-282096))
15.1*	Awareness Letter from NLA DFK Assurance PAC regarding the unaudited interim financial statements of the Company
19.1	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of Annual Report on 20-F, as amended and filed on March 13, 2026 (File No.: 001-42527))
21.1*	List of Subsidiaries
23.1*	Consent of NLA DFK Assurance PAC, an independent registered public accounting firm
23.2**	Consent of Maples and Calder (included in Exhibit 5.1)
23.4**	Consent of Sichenzia Ross Ference Carmel LLP (included in Exhibit 5.2)
24.1**	Power of attorney (included on the signature page hereof)
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of Annual Report on 20-F/A, as amended and filed on March 13, 2026)
107**	Filing Fee Table

*	Filed herewith.
**	To be filed by amendment.

Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

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ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the Placement Agent at the closing specified in the placement agency agreement, certificates in such denominations and registered in such names as required by the Placement Agent to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate Offering Price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

To provide to the Placement Agent at the closing specified in the placement agency agreement certificates in such denominations and registered in such names as required by the Placement Agent to permit prompt delivery to each purchaser.

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That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering, unless the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

4.	For the purpose of determining any liability under the Securities Act, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, Singapore, on [●], 2026.

For and on behalf of
Basel Medical Group Ltd

By:
Name:	Darren Yen Feng Chhoa
Title:	Chief Executive Officer

By:
Name:	Neo Chun How Alton
Title:	Interim Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Darren Yen Feng Chhoa and Neo Chun How Alton individually as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Ordinary Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Signature	Title	Date

	Chief Executive Officer (Principal Executive Officer)	______, 2026
Name: Darren Yen Feng Chhoa

	Interim Chief Financial Officer (Principal Financial Officer)	______, 2026
Name: Neo Chun How Alton

	Director and Chairman of the Board	______, 2026
Name: Keng Leong Fung (Raymond)

	Chief Commercial Officer and Director	______, 2026
Name: Tan Boon Chye (Darren)

	Independent Director	______, 2026
Name: Paul Freudenthaler

	Independent Director	______, 2026
Name: Tony Chen

	Independent Director	______, 2026
Name: Kwek Yoon Soong

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Basel Medical Group Ltd, has signed this Registration Statement or amendment thereto in Newark, Delaware on ______, 2026.

Authorized U.S. Representative
Puglisi & Associates

By:
Name:	Donald J. Puglisi
Title:	Managing Director

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